

SUNSTONE

HOTEL INVESTORS

2022 Annual Report

SUNSTONE HOTEL INVESTORS, INC.
2022 ANNUAL REPORT



Property Locations and Room Counts

California
Four Seasons Resort Napa Valley, 85
Hilton San Diego Bayfront, 1,190
Hyatt Regency San Francisco, 821
Montage Healdsburg, 130
Renaissance Long Beach, 374

Oregon
The Bidwell Marriott Portland, 258

Hawaii
Wailea Beach Resort, Maui, 547

Louisiana
Hilton New Orleans St. Charles, 252
JW Marriott New Orleans, 501

Florida
Oceans Edge Resort & Marina, Key West, 175
Renaissance Orlando at SeaWorld®, 781
The Confidante Miami Beach, 339

Massachusetts
Boston Park Plaza, 1,060
Marriott Boston Long Wharf, 415

Washington DC
Renaissance Washington DC, 807



SUNSTONE
HOTEL INVESTORS

TO THE STOCKHOLDERS OF
SUNSTONE HOTEL INVESTORS, INC.:

2022 was a positive year for Sunstone. Our balanced portfolio benefited from improving industry fundamentals and execution of our stated strategy; providing the Company with a foundation for growth in earnings and net asset value ("NAV") per share. Here is a review of our strategy, recent events, and outlook.

Our Strategy

Our strategy is simple, focused, and designed to produce superior relative and absolute stockholder returns through the acquisition, active ownership, and disposition of long-term relevant hotel and resort real estate. We believe that actively recycling capital, thoughtfully investing in our portfolio, and returning capital to stockholders will provide our owners with desired returns.

Capital Recycling

Hotel and resort ownership is a cyclical and capital-intensive business. While we believe the location and physical attributes of the real estate we own are paramount to a successful investment, the timing of our capital allocation decisions (e.g. when to buy and when to sell) are just as important. While we invest in Long-Term Relevant Real Estate®, our ownership horizon must adhere to the investment lifecycle that maximizes the return of each asset. Said another way, we look to acquire hotel and resort real estate where we can add value, whether by investing new capital or by bringing our asset management expertise to the property. Once we have maximized the return on our invested capital, we will seek to harvest that value and recycle those proceeds into higher growth opportunities.

Portfolio Investment

We deploy capital into our portfolio where we believe we can create value by investing capital to update or reposition a hotel or resort. Our ability to create value is one of the ways we generate returns for our investors. Hotel and resort ownership can require meaningful capital investment over an asset's lifecycle and can significantly influence the success of an investment. We focus on the investment lifecycle of our assets to determine the appropriate time and amount to invest and the optimal time to harvest gains. While this is easier said than done, successful hotel investment requires discipline to increase the likelihood of making profitable capital allocation decisions.

Return of Capital

In addition to capital recycling and investing in our portfolio, returning capital to our stockholders is the third lever we utilize to deliver superior stockholder returns. Traditionally, REITs have returned capital primarily through common cash dividends which are based on future estimated earnings. We believe that our quarterly cash dividend coupled with an additional annual dividend to distribute any remaining taxable income results in a more disciplined and beneficial distribution to our stockholders. We also return capital through strategic share repurchase, which we employ when our common equity trades at a significant discount to our view of NAV.

To facilitate our ability to successfully allocate capital, we employ an appropriately levered balance sheet, which allows us to deploy capital during all phases of the operating cycle. We expect to continue utilizing our investment capacity and moderately increasing our leverage early in the operating cycle; particularly as we become more acquisitive. We anticipate that our leverage levels will decline later in the operating cycle as earnings grow and we build more financial capacity.

Additionally, we believe in and actively employ stockholder-friendly corporate governance, robust stakeholder disclosure, and compensation practices that we believe best align with stockholder interests. We know that stockholders not only own the Company but also have the final determination of the Company's future. As part of our corporate governance framework, we elect all directors annually, allow bylaws to be amended by stockholders, restrict the Board's ability to classify directors, allow proxy access, promote strong alignment with stockholders by linking a majority of our compensation to absolute and relative stockholder returns, employ a compensation clawback policy, and require executives and directors to hold a meaningful ownership interest in the Company. Furthermore, providing robust and honest disclosure allows us to have direct conversations with our stockholders regarding the business they own.

This is our strategy and how we approach our business.

A Review of Recent Events

2022 was a positive year as our portfolio continued to rebound from the lingering impacts of the pandemic. While most hotels in the portfolio have not yet returned to 2019 levels, the past year delivered promising sequential growth. Additionally, during 2022, we successfully executed on all aspects of our strategy, recycling capital, investing in our portfolio, and returning capital to stockholders.

Operations

The past year marked a significant improvement in operations as our hotels and resorts continued to accelerate back to pre-pandemic levels. While the recovery remains uneven across markets, our gateway urban and group-oriented hotels benefited from incremental levels of business transient, corporate, and group demand. Total revenues for the portfolio in 2022 increased to $912 million compared to $509 million in the prior year. Demand for leisure travel remained strong and our resorts continued to perform well. Wailea Beach Resort achieved record average daily rates and profitability in 2022. Despite the headwinds that confronted our portfolio at the beginning of the year, our comparable portfolio achieved meaningful

year-over-year growth in occupancy, average daily rate, and hotel profitability in 2022, increasing 45%, 19%, and 216%, respectively.

In 2022, we achieved Net Income Attributable to Common Stockholders of $0.34 per share compared with $0.06 in 2021 and our Adjusted Funds from Operations was $0.87 per share compared with $0.09 per share in 2021.

Capital Recycling

In 2022, we sold three hotels in Chicago and redeployed those proceeds into new growth opportunities in Miami Beach and San Diego. While we expected the Chicago market to recover in 2022 and 2023, our view on these investments was that given significant future capital needs, near and long-term cost pressures, and the potential for new supply growth in the market, our return on invested capital was likely to decline and thus it was time to recycle that capital into new growth opportunities. We redeployed the proceeds from the sale of these assets into the acquisition of The Confidante Miami Beach and our joint venture partner's 25% interest in the Hilton San Diego Bayfront, giving us 100% ownership of this well-located hotel. Overall, we sold $197 million of Chicago real estate and redeployed those proceeds, combined with nearly $200 million of our balance sheet capacity, to acquire better real estate in Miami Beach and San Diego; a trade we believe will deliver superior growth and NAV per share growth. We plan to create value in Miami by transforming the resort into the Andaz Miami Beach, a luxury beachfront resort. Hilton San Diego Bayfront remains a standout in our portfolio as the hotel continues to benefit from sustained leisure demand and a strong resurgence of in-house group business.

Capital Investment

In 2022, we executed on several investments in our portfolio that are expected to result in additional value creation. We completed the renovation of all standard guestrooms and bathrooms at the Hyatt Regency San Francisco, resulting in a better positioned hotel as group business and transient demand gradually return to the market. At the Hilton San Diego Bayfront, we completed a full restaurant renovation and an expanded market concept that will streamline operations, increase dining options, enhance overall

SUNSTONE HOTEL INVESTORS, INC.

guest satisfaction, and increase profitability. We also continued the repositioning and conversion of the Renaissance Washington DC to the Westin brand. All meeting space is complete, guestrooms are being turned over, and the final lobby renovation and food and beverage offerings are underway and will be completed in the second half of this year. Finally, we made significant progress on the planning for the transformation of The Confidante Miami Beach to Andaz Miami Beach. Construction will start in the second quarter of this year, and we look forward to sharing with you the future look and more importantly, the value we expect to create at this beachfront resort.

Return of Capital

In 2022, we reinstated our $0.05 per share quarterly dividend and also returned $108 million to stockholders by repurchasing our shares at a meaningful discount to NAV. While our share repurchase program activity remains opportunistic, our common dividend will continue to provide a more consistent return of capital. That said, to date in 2023, we have repurchased $11 million of our common stock, further demonstrating our willingness and ability to repurchase stock at appropriate times.

Balance Sheet Management

During 2022, we extended the maturity and increased the borrowing capacity of our corporate credit facilities. We retain full availability on our $500 million revolving credit facility, which will enable us to further utilize our ample balance sheet capacity to enhance future earnings and NAV per share growth.

Our Outlook

Looking forward to 2023, we are optimistic that our balanced portfolio will deliver additional earnings growth, benefiting from further recovery at our urban and group assets. Additionally, the successful execution of our strategy in 2022 - recycling capital, investing in our portfolio, and returning capital to our stockholders, has positioned the Company for sustained earnings and NAV per share growth in 2023 and beyond.

As we shared with you last year, we operate in an industry that is highly dynamic and we continue to see reasons to be encouraged. We believe our portfolio is among the best positioned in the sector to benefit from the ongoing recovery and we look forward to sharing additional details with you as we make further progress on our strategy. As always, we appreciate the resounding support from all our employees, our Board of Directors, stockholders, and our partners as we continue to navigate through unprecedented times.

Sincerely,

Bryan A. Giglia
Chief Executive Officer

Robert C. Springer
President and Chief Investment Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-32319

Sunstone Hotel Investors, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**20-1296886**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
15 Enterprise, Suite 200	
Aliso Viejo, California	**92656**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(949) 330-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	SHO	New York Stock Exchange
Series H Cumulative Redeemable Preferred Stock, $0.01 par value	SHO.PRH	New York Stock Exchange
Series I Cumulative Redeemable Preferred Stock, $0.01 par value	SHO.PRI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing sale price of the registrant's common stock on June 30, 2022 as reported on the New York Stock Exchange was approximately $2.1 billion.

The number of shares of the registrant's common stock outstanding as of February 8, 2023 was 208,170,642.

Documents Incorporated by Reference

Part III of this Report incorporates by reference information from the definitive Proxy Statement for the registrant's 2023 Annual Meeting of Stockholders.

SUNSTONE HOTEL INVESTORS, INC.

**ANNUAL REPORT ON
FORM 10-K**

For the Year Ended December 31, 2022

TABLE OF CONTENTS

The "Company," "we," "our," and "us" refer to Sunstone Hotel Investors, Inc., a Maryland corporation, and one or more of our subsidiaries, including Sunstone Hotel Partnership, LLC, or the Operating Partnership, and Sunstone Hotel TRS Lessee, Inc., or the TRS Lessee, and, as the context may require, Sunstone Hotel Investors only or the Operating Partnership only.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report, together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and includes this statement for purposes of complying with these safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "anticipate," "believe," "estimate," "expect," "intend," "project" or similar expressions. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control, and which could materially affect actual results, performances or achievements. Factors that may cause actual events to differ materially from the expectations expressed or implied by any forward-looking statement include, but are not limited to the risk factors discussed in this Annual Report on Form 10-K. Accordingly, there is no assurance that the Company's expectations will be realized. Except as otherwise required by federal securities laws, the Company disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 1.   Business

Our Company

We were incorporated in Maryland on June 28, 2004. We are a real estate investment trust ("REIT"), under the Internal Revenue Code of 1986, as amended (the "Code"). As of December 31, 2022, we owned 15 hotels, comprised of 7,735 rooms, located in 6 states and in Washington, DC. Our portfolio consists of upper upscale and luxury hotels located in major convention, resort destination and urban markets. All but two of our hotels (the Boston Park Plaza and the Oceans Edge Resort & Marina) are operated under nationally recognized brands. Our two unbranded hotels are located in top urban and resort destination markets that have enabled them to establish awareness with both group and transient customers.

We are the owner of Long-Term Relevant Real Estate® ("LTRR®") in the lodging industry, specifically hotels in urban and resort destination locations that benefit from significant barriers to entry by competitors and diverse economic drivers. Our mission is to be the premier stewards of capital in the lodging industry, providing superior returns to our stockholders by investing in hotels where we can add value through capital investment, hotel repositioning and asset management. In addition, we seek to capitalize on our portfolio's embedded value and balance sheet strength to actively recycle past investments into new growth and value creation opportunities in order to deliver strong stockholder returns and superior per share net asset value growth.

Our hotels are operated by third-party managers under long-term management agreements with the TRS Lessee or its subsidiaries. As of December 31, 2022, our third-party managers included: subsidiaries of Marriott International, Inc. or Marriott Hotel Services, Inc. (collectively, "Marriott"), managers of six of our hotels; Hyatt Hotels Corporation ("Hyatt"), manager of two of our hotels; and Four Seasons Hotels Limited ("Four Seasons"), Highgate Hotels L.P. and an affiliate ("Highgate"), Hilton Worldwide ("Hilton"), Interstate Hotels & Resorts, Inc. ("IHR"), Montage North America, LLC ("Montage"), Sage Hospitality Group ("Sage") and Singh Hospitality, LLC ("Singh"), each a manager of one of the Company's hotels.

As is typical of the lodging industry, we experience some seasonality in our business. Information regarding the seasonal patterns affecting our hotels is included in this Annual Report on Form 10-K under the caption "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*."

Impact of the COVID-19 Pandemic on our Business

In March 2020, the COVID-19 pandemic was declared a National Public Health Emergency, which led to significant cancellations, corporate and government travel restrictions and an unprecedented decline in hotel demand. As a result, we determined that it was in the best interest of our hotel employees and the communities in which our hotels operate to temporarily suspend operations at the majority of our hotels, with the last hotel resuming operations in April 2021. COVID-19 and its variants have had and continue to have a detrimental effect on the hotel industry and our business. While operations have gradually improved since the onset of the pandemic, the Omicron variant in December 2021 led to a slowdown in demand recovery at our hotels. However, travel demand began to recover again in February 2022 as Omicron-related case counts subsided.

During 2022, corporate transient and group demand accelerated, reducing our reliance on leisure demand, which was the dominant source of business at many of our hotels during 2021. Leisure demand continued to be robust throughout most of 2022 but the greatest demand growth was at our urban and group-oriented hotels which experienced increased near-term booking activity, higher than expected attendance at group events and increased business transient demand. The amount of corporate business at our hotels continues to grow and we expect business travel to continue to increase. However, the negative effects of the COVID-19 pandemic on the hotel industry have been unprecedented, and we continue to have limited visibility to predict future operations.

Competitive Strengths

We believe the following competitive strengths distinguish us from other owners of lodging properties:

- **High Quality Portfolio of Hotels and Resorts.**

  Focus on Owning Long-Term Relevant Real Estate®. We believe that we will create lasting stockholder value through the active ownership of LTRR®. LTRR® consists of hotels that we believe possess unique attributes that are difficult to replicate, and most of all, whose locations are highly desirable and are relevant today and whose relevance will stand the test of time for generations to come. We believe that our portfolio provides superior long-term economics and reduces the risk of waning demand that often happens to undercapitalized and poorly located hotels and resorts.

  Presence in Key Markets. A cornerstone of LTRR® is location. We believe that our hotels are located in many of the most desirable long-term relevant markets with major and diverse demand generators and significant barriers to entry for new supply. All of our hotels are located in key urban gateway markets and unique resort destination locations such as Boston, Key West, Maui, Miami, Napa/Sonoma, New Orleans, Orlando, Portland, San Diego, San Francisco and Washington DC. Over time, we expect the revenues of hotels located in key gateway markets and unique resort destination locations to generate superior long-term growth rates as compared to the average for U.S. hotels, as a result of stronger and more diverse economic drivers.

  Nationally Recognized Brands and Established Independents. As noted above, all but two of our hotels are operated under nationally recognized brands. We believe that affiliations with strong brands and established independents improve the appeal of our hotels to a broad set of travelers and help to drive business to our hotels.

  Well Maintained Portfolio. A primary component of our business is the renovation or repositioning of our hotels. We believe that our capital renovations and repositionings have improved the competitiveness of our hotels and have helped to position our portfolio for future growth.

- **Significant Liquidity Position**. As of December 31, 2022, we had total cash of $157.2 million, including $56.0 million of restricted cash, and access to our undrawn $500.0 million credit facility. We believe our current liquidity will enable us to fund our day-to-day business needs without raising additional capital through equity or debt issuances.

- **Flexible Capital Structure.** We believe our capital structure provides us with financial flexibility to execute our strategy. As of December 31, 2022, the weighted average term to maturity of our debt was approximately three years, and we maintained a well-staggered and manageable debt maturity profile. We seek to employ a mix of fixed and variable rate debt to achieve a competitive blended cost of financing, and we utilize interest rate derivatives to help manage interest rate risk. As of December 31, 2022, 42.4% of our outstanding debt had fixed interest rates or had been swapped to fixed interest rates, and an additional 27.0% was subject to an interest rate cap derivative. Based on the variable rates at December 31, 2022 and including the effect of our interest rate swap derivative, the weighted average interest rate on our total debt was 5.04%. As of December 31, 2022, we also have an undrawn $500.0 million credit facility. In addition to debt, we also selectively utilize preferred equity to finance our operations, which provides additional flexibility in our capital structure. For more information on our capital structure, see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*.

- **Appropriate Leverage.** We maintain an appropriately levered balance sheet which provides for significant capital allocation flexibility. We believe that by maintaining appropriate debt levels, staggering maturity dates and maintaining a highly flexible structure, we will have lower capital costs than more highly leveraged companies, or companies with limited flexibility due to restrictive corporate-level financial covenants. Our appropriately leveraged capital structure not only minimizes the risk of potential value destructive consequences in periods of economic recession or global pandemics, but also provides us with significant optionality to create stockholder value through all phases of the operating cycle.

- **Strong Access to Capital.** As a publicly traded REIT, over the long-term, we may benefit from greater access to a variety of forms of capital as compared to non-public investment vehicles. In addition, over the long-term, we may benefit from a lower cost of capital as compared to non-public investment vehicles as a result of our investment liquidity, balance sheet optionality, professional management and portfolio diversification.

- **Seasoned Management Team.** Each of our core disciplines, including asset management, acquisitions, finance and legal, are overseen by industry leaders with demonstrated track records.

  Asset Management. Our asset management team is responsible for maximizing the long-term value of our real estate investments by achieving above average revenue and profit performance through proactive oversight of hotel operations. Our asset management team works with our third-party managers to drive property-level innovation, benchmark best practices and aggressively oversee hotel management teams and property plans. We work with our operators to develop hotel-level business plans, which include positioning and capital investment plans. We believe that a proactive asset management program can help grow the revenues of our hotel portfolio and maximize operational and environmental efficiency by leveraging best practices and innovations across our various hotels, and by initiating well-timed and focused capital improvements aimed at improving the appeal of our hotels.

  Acquisitions. Our acquisitions team is responsible for enhancing our portfolio quality and scale by executing well-timed acquisitions and dispositions that generate attractive risk-adjusted returns on our investment dollars. We believe that our significant acquisition and disposition experience will allow us to continue to execute our strategy to recycle and redeploy capital from slower growth assets to hotels and resorts with higher long-term growth rates. Depending on availability, we select the branding and operating partners for our hotels that we believe will lead to the highest returns and greatest long-term value. We also focus on disciplined capital recycling, and may selectively sell hotels that no longer fit our stated strategy, are unlikely to offer long-term returns in excess of our cost of capital, will achieve a sale price in excess of our internal valuation, or that have high risk relative to their anticipated returns.

  Finance. We have a highly experienced finance team focused on minimizing our cost of capital and maximizing our financial flexibility by proactively managing our capital structure and opportunistically sourcing appropriate capital for growth, while maintaining a best in class disclosure and investor relations program.

  Legal. Our legal team is responsible for overseeing and supporting all Company-wide legal matters, including all legal matters related to corporate (including corporate oversight and governance), investment, asset management, design and construction, finance initiatives and litigation. We believe active and direct oversight of legal matters allows the Company the flexibility to pursue opportunities while minimizing legal exposure, protecting corporate assets and ultimately maximizing stockholder returns.

Business Strategy

As demand for lodging generally fluctuates with the overall economy, we seek to own LTRR® that will maintain a high appeal with lodging travelers over long periods of time and will generate superior economic earnings materially in excess of recurring capital requirements. Our strategy is to create long-term stakeholder value through the acquisition, active ownership and disposition of hotels considered to be LTRR®. Our goal is to maintain appropriate leverage and financial flexibility to position the Company to create value throughout all phases of the operating and financial cycles.

Competition

The hotel industry is highly competitive. Our hotels compete with other hotels and alternative lodging options for guests in each of their markets. Competitive advantage is based on a number of factors, including location, physical attributes, service levels and reputation. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under brands in the luxury, upper upscale and upscale segments and competition from timeshare, vacation rentals or sharing services. Increased competition could harm our occupancy or revenues or may lead our operators to increase service or amenity levels, which may reduce the profitability of our hotels.

We believe that competition for the acquisition of hotels is widespread. We face competition from institutional pension funds, private equity investors, high net worth individuals, other REITs and numerous local, regional, national and international owners in each of our markets. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage. During times when we seek to acquire hotels, competition among potential buyers may increase the bargaining power of potential sellers, which may reduce the number of suitable investment opportunities available to us or increase pricing. Similarly, during times when we seek to sell hotels, competition from other sellers may increase the bargaining power of the potential property buyers.

Management Agreements

All of our hotels are managed by third parties under management agreements with the TRS Lessee or its subsidiaries. Descriptions of our third-party management agreements entered into prior to 2022 are included in *Item 1. Business* in our 2021 Annual Report on Form 10-K and in *Item 1. Business* in our 2020 Annual Report on Form 10-K. We entered into one new third-party management agreement during 2022, the general terms of which are as follows:

Sage. Beginning in October 2022, The Bidwell Marriott Portland is operated under a management agreement with Sage. The management agreement expires in 2027 and requires us to pay Sage a base management fee equal to 6.0% of gross operating profit, capped at 3.0% of gross revenues.

The existing management agreements with Four Seasons, Highgate, Hilton, Hyatt, IHR, Marriott, Montage and Sage require the manager to furnish chain services that are generally made available to other hotels managed by that operator. Costs for these chain services are reimbursed by us. Such services include: the development and operation of computer systems and reservation services; management and administrative services; marketing and sales services; human resources training services; and such additional services as may from time to time be more efficiently performed on a national, regional or group level.

Franchise Agreements

As of December 31, 2022, two of our hotels were operated subject to franchise agreements. Franchisors provide a variety of benefits to franchisees, including nationally recognized brands, centralized reservation systems, national advertising, marketing programs and publicity designed to increase brand awareness, training of personnel and maintenance of operational quality at hotels across the brand system.

The following table sets forth the expiration dates of our hotel franchise agreements:

The Bidwell Marriott Portland	October 26, 2024
Hilton New Orleans St. Charles	May 31, 2028

The franchise agreements generally specify management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which our subsidiary, as the franchisee, must comply. The franchise agreements obligate the subsidiary to comply with the franchisors' brand standards and requirements with respect to training of operational personnel, safety, insurance coverages, services and products ancillary to guest room services, display of signage and the type, quality and age of furniture, fixtures and equipment ("FF&E") included in guest rooms, lobbies and other common areas.

The franchise agreements also provide for termination at the franchisor's option upon the occurrence of certain events, including failure to pay royalties and fees, failure to perform other obligations under the franchise license, bankruptcy, abandonment of the franchise or a change in control. The subsidiary that is the franchisee is responsible for making all payments under the franchise agreements to the franchisors; however, the Company guaranties certain obligations under a majority of the franchise agreements.

Tax Status

We have elected to be taxed as a REIT under Sections 856 through 859 of the Code, commencing with our taxable year ended December 31, 2004. Under current federal income tax laws, we are required to distribute at least 90% of our REIT taxable income to our stockholders each year in order to satisfy the REIT distribution requirement. While REITs enjoy certain tax benefits relative to C corporations, as a REIT we may still be subject to certain federal, state and local taxes on our income and property. We may also be subject to federal income and excise tax on our undistributed income.

Taxable REIT Subsidiary

Subject to certain limitations, a REIT is permitted to own, directly or indirectly, up to 100% of the stock of a taxable REIT subsidiary, or TRS. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may perform activities such as development, and other independent business activities that may be prohibited to a REIT. A hotel REIT is permitted to own a TRS that leases hotels from the REIT, rather than requiring the lessee to be an unaffiliated third party, provided certain conditions are satisfied. However, a hotel leased to a TRS still must be managed by an unaffiliated third party in the business of managing hotels because a TRS may not directly or indirectly operate or manage any hotels or provide rights to any brand name under which any hotel is operated. The TRS provisions are complex and impose certain conditions on the use of TRSs to assure that TRSs are subject to an appropriate level of federal corporate taxation.

We and the TRS Lessee have made a joint election with the Internal Revenue Service ("IRS") for the TRS Lessee to be treated as a TRS. A corporation of which a qualifying TRS owns, directly or indirectly, more than 35% of the voting power or value of the corporation's stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRS, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test. The 75% asset test generally requires that at least 75% of the value of our total assets be represented by real estate assets, cash or government securities.

The rent that we receive from a TRS attributable to leases of "qualified lodging facilities" qualifies as "rents from real property" as long as the property is operated on behalf of the TRS by a person who qualifies as an "independent contractor" and who is, or is related to a person who is, actively engaged in the trade or business of operating "qualified lodging facilities" for any person unrelated to us and the TRS (an "eligible independent contractor"). A "qualified lodging facility" is a hotel, motel or other establishment in which more than one-half of the dwelling units are used on a transient basis. A "qualified lodging facility" does not include any facility where wagering activities are conducted. A "qualified lodging facility" includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

We have formed the TRS Lessee as a wholly owned TRS. We lease each of our hotels to the TRS Lessee or one of its subsidiaries. These leases provide for a base rent plus variable rent based on occupied rooms and departmental gross revenues. These leases must contain economic terms which are similar to a lease between unrelated parties. If they do not, the IRS could impose a 100% excise tax on certain transactions between the TRS Lessee and us or our tenants that are not conducted on an arm's-length basis. We believe that all transactions between us and the TRS Lessee are conducted on an arm's-length basis.

The TRS Lessee has engaged eligible independent contractors to manage the hotels it leases from the Operating Partnership.

Ground and Airspace Lease Agreements

At December 31, 2022, the Hilton San Diego Bayfront was subject to a ground lease with an unaffiliated party, and the JW Marriott New Orleans was subject to an airspace lease that applies only to certain balcony space fronting Canal Street that is not integral to the hotel's operations. As of December 31, 2022, the remaining terms of these ground and airspace leases range from approximately 21 to 49 years. The leases generally require us to make rental payments and payments for all or portions of costs and expenses, including real and personal property taxes, insurance and utilities associated with the leased property.

Any proposed sale of a property that is subject to a ground or airspace lease or any proposed assignment of our leasehold interest as lessee under the ground or airspace lease may require the consent of the applicable lessor. As a result, in the future, we may not be able to sell, assign, transfer or convey our lessee's interest in a hotel subject to our remaining ground or airspace leases absent consent of such third parties even if such transactions may be in the best interest of our stockholders.

Corporate Office

As of December 31, 2022, our headquarters were located at 200 Spectrum Center Drive, 21st Floor, Irvine, California 92618 under a lease with an unaffiliated third party that terminates on August 31, 2028. In January 2023, we moved our headquarters to 15 Enterprise, Suite 200, Aliso Viejo, California 92656 under a lease with an unaffiliated third party that terminates on April 30, 2029, and sublet our previous headquarters to an unaffiliated third party with the sublease terminating on August 31, 2028.

Human Capital Resources

As of February 1, 2022, we had 40 employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. All persons employed in the day-to-day operations of the hotels are employees of the management companies engaged by the TRS Lessee or its subsidiaries to operate such hotels.

Our employees are vital to the success of our Company. We place a very high emphasis on maintaining positive relations with all of our employees and strive to create an inspiring and inclusive work environment where our employees feel motivated and empowered to produce exceptional results for the Company. Our capital resource objectives include, as applicable, identifying, recruiting, retaining and incentivizing our employees. To attract and retain top talent, we have designed our compensation and benefits programs to provide a balanced and effective reward structure, including:

- Subsidized medical, dental and vision insurance;
- Life and disability insurance;
- Stock grant program;
- 401(k) savings and retirement plan with Company Safe Harbor contribution;
- Profit sharing plan;
- Hybrid work schedule; and
- Gym membership.

We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled employees throughout our Company. We frequently benchmark our compensation and benefits package against those in both our industry and in similar disciplines.

We are committed to maintaining a work culture that treats all employees fairly and with respect, promotes inclusivity and provides equal opportunities for advancement based on merit. As of December 31, 2022, females constituted approximately 38% of our workforce, and ethnic, racial minorities and other underrepresented communities constituted approximately 30% of our workforce. We intend to continue using a combination of targeted recruiting, talent development and internal promotion strategies to expand the diversity of our employee base across all roles and functions.

We strive to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. Our employees have multiple avenues available through which concerns or inappropriate behavior can be reported, including a confidential hotline. All concerns or reports of inappropriate behavior are promptly investigated with appropriate action taken to address such concerns or behavior.

Corporate Responsibility

We are committed to ensuring environmental, social and governance ("ESG") initiatives are part of our operating and investment strategies. We continuously seek opportunities to invest in initiatives intended to reduce energy, water and waste impacts, enhance the overall environment and health, safety and well-being of guests and associates at our properties as well as our employees, promote diversity, equity, inclusion and belonging, and improve the local communities in which we conduct business or own hotels. We take a holistic approach to our business, balancing the best interests of our stockholders, the environment, our employees, our capital providers, the hotel associates and the communities in which we own hotels. As our board of directors recognizes the importance of an effective corporate responsibility strategy on our operations and returns, the board of directors has assigned the board's Nominating and Corporate Governance Committee with overseeing the strategy, policies and implementation of our ESG program.

As an owner of real estate, we are subject to the risks associated with the physical effects of climate change, which can include more frequent or severe storms, hurricanes, flooding, droughts and wildfires, any of which could have a material adverse effect on our hotels. While we are not directly involved in the operation of our properties or other activities that could produce meaningful levels of greenhouse gas emissions, we do control the capital invested in our hotels and have invested in initiatives aimed at reducing the levels of greenhouse gas emissions at our properties, such as LED lighting retrofits, solar power installations, low-flow plumbing fixture installations and building system upgrades. We are installing bulk amenity dispensers and water filtration systems in our hotels to reduce waste. Additionally, on an annual basis, we publish a Corporate Responsibility Report on our website, which includes disclosures on our environmental and social performance and information related to our carbon footprint and the emissions at our hotels. Our Corporate Responsibility Report also includes a comparison of our energy, carbon, water and waste performance to the targets we announced in our 2019 Sustainability Report. The Corporate Responsibility Report is prepared in accordance with relevant international standards and best practices, specifically the Sustainable Accounting Standards Board for the Real Estate Sector, the Task-Force for Climate-Related Financial Disclosures ("TCFD") and the Global Reporting Initiative Index.

Environmental Reviews

Environmental reviews have been conducted on all of our hotels. From time to time, in connection with prior financings, we have commissioned environmental consultants to conduct Phase I environmental site assessments on certain of our properties. In some instances, these Phase I assessments relied on older environmental assessments prepared in connection with prior financings. Phase I assessments are designed to evaluate the potential for environmental contamination of properties based generally upon site inspections, facility personnel interviews, historical information and certain publicly available databases. Phase I assessments will not necessarily reveal the existence or extent of all environmental conditions, liabilities or compliance concerns at the properties. In addition, material environmental conditions, liabilities or compliance concerns may arise after the Phase I assessments are completed, or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liabilities.

Under various federal, state and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on the property. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal or transports for disposal or treatment of a hazardous substance at another property may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of our properties, we or the TRS Lessee, as the case may be, may be potentially liable for such costs. Although we have tried to mitigate environmental risk through insurance, this insurance may not cover all or any of the environmental risks we encounter.

We have provided customary unsecured indemnities to certain lenders and buyers of our properties, including in particular, environmental indemnities. We have performed due diligence on the potential environmental risks, including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate us to reimburse the indemnified parties for damages related to environmental matters. There is generally no term or damage limitation on these indemnities; however, if an environmental matter arises, we could have recourse against other previous owners or a claim against its environmental insurance policies.

ADA Regulation

Our properties must comply with various laws and regulations, including Title III of the Americans with Disabilities Act ("ADA") to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA; however, noncompliance with the ADA could result in capital expenditures, the imposition of fines or an award of damages to private litigants. The obligation to make readily accessible accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Inflation

Inflation affects our expenses, including, without limitation, by increasing costs such as wages, employee-related benefits, food costs, commodity costs, including those used to renovate or reposition our hotels, property taxes, property and liability insurance, utilities and borrowing costs. We rely on our hotel operators to adjust room rates and pricing for hotel services to reflect the effects of inflation. However, previously contracted rates, competitive pressures or other factors may limit the ability of our operators to respond to inflation. As a result, our hotel expenses may increase at higher rates than hotel revenue.

Securities Exchange Act Reports

Our internet address is www.sunstonehotels.com. Periodic and current Securities and Exchange Commission ("SEC") reports and amendments to those reports, such as our annual proxy statement, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, are available, free of charge, through links displayed on our website as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. In addition, the SEC maintains a website that contains these reports at www.sec.gov. Our website and the SEC website and the information on our and the SEC's website are not a part of this Annual Report on Form 10-K.

Information relating to revenue, operating profit and total assets is set forth in Part II, Item 6 of this Annual Report on Form 10-K.

Information about our Executive Officers

The following table sets forth certain information regarding the executive officers of the Company at January 1, 2023. All officers serve at the discretion of the board of directors subject to the terms of their respective employment agreements with the Company.

Name	Age	Position
Bryan A. Giglia	46	Chief Executive Officer
Robert C. Springer	45	President and Chief Investment Officer
David M. Klein	53	Executive Vice President and General Counsel
Christopher G. Ostapovicz	53	Executive Vice President and Chief Operating Officer
Aaron R. Reyes	44	Senior Vice President and Chief Financial Officer

The following is additional information with respect to the above-named officers.

Bryan A. Giglia is our Chief Executive Officer. Mr. Giglia joined the Company in March 2004 as a financial analyst, serving in the capacity of Director of Finance from October 2005 through February 2007. In March 2007, he was appointed Vice President Corporate Finance, and in March 2010 he was appointed Senior Vice President Corporate Finance, a position he held until February 2013, where he oversaw capital market transactions, corporate financial planning and analysis, and investor relations. In February 2013, Mr. Giglia was appointed Senior Vice President and Chief Financial Officer, and in February 2016 he was appointed Executive Vice President and Chief Financial Officer, a position he held until March 2022 when he was appointed Chief Executive Officer. Prior to joining Sunstone, Mr. Giglia served in a variety of accounting positions for Hilton Hotels Corporation. Mr. Giglia attended the Marshall School of Business at the University of Southern California, where he earned an M.B.A. degree. Mr. Giglia earned his B.S. degree in Business Administration from the University of Arizona.

Robert C. Springer is our President and Chief Investment Officer. Mr. Springer joined the Company in May 2011 as Senior Vice President Acquisitions, and in February 2013, he was appointed Senior Vice President and Chief Investment Officer, a position he held until February 2016 when he was appointed Executive Vice President and Chief Investment Officer. In March 2022, Mr. Springer was appointed President and Chief Investment Officer. Prior to joining Sunstone, Mr. Springer served as a Vice President in the Merchant Banking Division of Goldman, Sachs & Co. ("Goldman") and in the firm's principal lodging investing activity, which investments were primarily placed through the Whitehall Street Real Estate series of private equity funds, as well as the Goldman Sachs Real Estate Mezzanine Partners fund. Mr. Springer's involvement with these funds included all aspects of hotel equity and debt investing, as well as asset management of numerous lodging portfolios. Mr. Springer joined Goldman in February 2006. Prior to joining Goldman, Mr. Springer worked in both the feasibility and acquisitions groups at Host Hotels & Resorts from 2004 to 2006 and was integral to the closing of several large lodging deals. Mr. Springer started his career with PricewaterhouseCoopers, LLP in the Hospitality Consulting Group from 1999 to 2004. Mr. Springer holds a B.S. degree in Hotel Administration from Cornell University.

David M. Klein is our Executive Vice President and General Counsel. Mr. Klein joined the Company in July 2016 as Senior Vice President and General Counsel, a position he held until February 2019 when he was appointed Executive Vice President and General Counsel. Prior to joining Sunstone, Mr. Klein was a Partner in the Hospitality & Leisure group of Dentons, LLP, one of the world's largest law firms, where his practice focused solely on the hospitality and leisure industry. Prior to joining Dentons, Mr. Klein held the position of co-founding Principal, Chief Administrative Officer and General Counsel of NYLO Hotels and Advaya Hospitality. At NYLO, Mr. Klein spearheaded the company's joint venture capitalization with Lehman Brothers, as well as multiple debt facilities for all company-owned hotel properties. He also led the structuring of the joint venture capitalization of Advaya with Auromatrix, a large private Indian conglomerate based in Chennai, India. Additionally, he oversaw all corporate and legal matters related to both companies' ongoing franchise, management, development, financing and corporate affairs. Prior to his roles with NYLO and Advaya, Mr. Klein was a partner in the Hospitality & Leisure group of Squire Sanders (Squire Patton Boggs). Mr. Klein received his J.D. degree from the Sandra Day O'Connor College of Law at Arizona State University and his B.A. degree from the University of California at Los Angeles.

Christopher G. Ostapovicz is our Executive Vice President and Chief Operating Officer. Mr. Ostapovicz joined the Company in March 2021 as Senior Vice President and Chief Operating Officer, a position he held until February 2022 when he was appointed Executive Vice President and Chief Operating Officer. Prior to joining Sunstone, Mr. Ostapovicz was at Host Hotels & Resorts, a public lodging real estate investment trust, and served in numerous management roles, most recently as Senior Vice President of Asset Management. Mr. Ostapovicz joined Host Hotels & Resorts in 2007. Prior to joining Host Hotels & Resorts, Mr. Ostapovicz held various operating and finance positions at both The Ritz-Carlton Hotel Company and Marriott International. Mr. Ostapovicz is an active member of the Hospitality Asset Managers Association, where he previously served as a board director and treasurer for five years, and he is one of three faculty to start Georgetown University's masters in global hospitality in 2014. Mr. Ostapovicz holds an M.B.A. from Georgetown University and an M.S. in real estate from Johns Hopkins University.

Aaron R. Reyes is our Senior Vice President and Chief Financial Officer. Mr. Reyes joined the Company in April 2016 as Vice President Corporate Finance, and in February 2021, he was appointed Senior Vice President Corporate Finance and Treasurer, a position he held until March 2022 when he was appointed Senior Vice President and Chief Financial Officer. Prior to joining Sunstone, Mr. Reyes was in the real estate and lodging investment banking divisions at Morgan Stanley and Bank of America Merrill Lynch. Prior to his time in investment banking, he was a manager with Accenture, a global consulting firm. Mr. Reyes received an undergraduate degree in finance from Pepperdine University and an M.B.A. with an emphasis in real estate from the Anderson School at the University of California, Los Angeles.

Item 1A.   Risk Factors

The statements in this section describe some of the material risks to our business and should be considered carefully in evaluating our business and the other information in this Form 10-K. In addition, these statements constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995, as amended. The following is a summary of the material risks to our business, all of which are described in more detail below:

Risks Related to Our Business and Industry:

- we own upper upscale and luxury hotels located in urban and resort destinations in an industry that is highly competitive;
- events beyond our control, including economic slowdowns or recessions, pandemics such as the pandemic caused by COVID-19 and its variants, natural disasters, civil unrest and terrorism may harm the operating performance of the hotel industry generally and the performance of our hotels;
- inflation may adversely affect our financial condition and results of operations;
- system security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt the information technology network and systems used by us, our suppliers, our third-party managers or our franchisors;
- a significant portion of our hotels are geographically concentrated and, accordingly, we could be disproportionately harmed by economic downturns or natural disasters in these areas of the country;
- we face possible risks associated with the physical and transitional effects of climate change;
- uninsured or underinsured losses could harm our financial condition;
- the operating results of some of our hotels are significantly reliant upon group and transient business generated by large corporate customers, and the loss of such customers for any reason could harm our operating results;
- the increased use of virtual meetings and other similar technologies could lessen the need for business-related travel, and, therefore, demand for rooms in our hotels may be adversely affected;
- our hotels have an ongoing need for capital investment and we may incur significant capital expenditures in connection with acquisitions, repositionings and other improvements, some of which are mandated by applicable laws or regulations or agreements with third parties, and the costs of such renovations, repositionings or improvements may exceed our expectations or cause other problems;
- delays in the acquisition, renovation or repositioning of hotel properties may have adverse effects on our results of operations and returns to our stockholders;
- accounting for the acquisition of a hotel property or other entity involves assumptions and estimations to determine fair value that could differ materially from the actual results achieved in future periods;
- volatility in the debt and equity markets may adversely affect our ability to acquire, renovate, refinance or sell our hotels;
- we may pursue joint venture investments that could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturer;
- we may be subject to unknown or contingent liabilities related to recently sold or acquired hotels, as well as hotels we may sell or acquire in the future;
- we may seek to acquire a portfolio of hotels or a company, which could present more risks to our business and financial results than the acquisition of a single hotel;
- the sale of a hotel or portfolio of hotels is typically subject to contingencies, risks and uncertainties, any of which may cause us to be unsuccessful in completing the disposition;
- the illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our hotels;
- we may issue or invest in hotel loans, including subordinated or mezzanine loans, which could involve greater risks of loss than senior loans secured by income-producing real properties;
- if we make or invest in mortgage loans with the intent of gaining ownership of the hotel secured by or pledged to the loan, our ability to perfect an ownership interest in the hotel is subject to the sponsor's willingness to forfeit the property in lieu of the debt;
- one of our hotels is subject to a ground lease with an unaffiliated party, the termination of which by the lessor for any reason, including due to our default on the lease, could cause us to lose the ability to operate the hotel altogether and may adversely affect our results of operations;

- because we are a REIT, we depend on third-parties to operate our hotels;
- we are subject to risks associated with our operators' employment of hotel personnel;
- most of our hotels operate under a brand owned by Marriott, Hilton, Hyatt, Four Seasons or Montage. Should any of these brands experience a negative event, or receive negative publicity, our operating results may be harmed;
- our franchisors and brand managers may adopt new policies or change existing policies, which could result in increased costs that could negatively impact our hotels;
- future adverse litigation judgments or settlements resulting from legal proceedings could have an adverse effect on our financial condition;
- claims by persons regarding our properties could affect the attractiveness of our hotels or cause us to incur additional expenses;
- the hotel business is seasonal and seasonal variations in business volume at our hotels will cause quarterly fluctuations in our revenue;
- changes in the debt and equity markets may adversely affect the value of our hotels;
- certain of our hotels have in the past become impaired and additional hotels may become impaired in the future;
- laws and governmental regulations may restrict the ways in which we use our hotel properties and increase the cost of compliance with such regulations. Noncompliance with such regulations could subject us to penalties, loss of value of our properties or civil damages;
- corporate responsibility, specifically related to ESG factors and commitments, may impose additional costs and expose us to new risks that could adversely affect our results of operations, financial condition and cash flows;
- our franchisors and brand managers may require us to make capital expenditures pursuant to property improvement plans or to comply with brand standards;
- termination of any of our franchise, management or operating lease agreements could cause us to lose business or lead to a default or acceleration of our obligations under certain of our debt instruments;
- the growth of alternative reservation channels could adversely affect our business and profitability;
- the failure of tenants in our hotels to make rent payments under our retail and restaurant leases may adversely affect our results of operations;
- we rely on our corporate and hotel senior management teams, the loss of whom may cause us to incur costs and harm our business; and
- if we fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results.

Risks Related to Our Debt and Financing:
- we have outstanding debt which may restrict our financial flexibility;
- we are subject to various financial covenants, and should we default, we may be required to pay additional fees, provide additional security, repay the debt or forfeit the hotel securing the debt;
- financial covenants in our debt instruments may restrict our operating or acquisition activities;
- our existing mortgage debt agreements contain "cash trap" provisions that could limit our ability to use funds generated by our hotels for other corporate purposes or to make distributions to our stockholders;
- certain of our debt is subject to variable interest rates, which can create uncertainty in forecasting our interest expense and may negatively impact our operating results;
- we may not be able to refinance our debt on favorable terms or at all; and
- our organizational documents contain no limitations on the amount of debt we can incur so we may become too highly leveraged.

Risks Related to Our Status as a REIT:
- if we fail to qualify as a REIT, our distributions will not be deductible by us and our income will be subject to federal and state taxation;
- even as a REIT, we may become subject to federal, state or local taxes on our income or property;
- dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends;
- if the leases between our hotels and the TRS Lessee are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT;
- we may be subject to taxes in the event our operating leases are not held to be on an arm's-length basis;
- the TRS Lessee is subject to special rules that may result in increased taxes;
- because we are a REIT, we depend on the TRS Lessee and its subsidiaries to make rent payments to us;
- we may be required to pay a penalty tax upon sale of a hotel;
- we may be subject to corporate level income tax on certain built-in gains;
- a transaction intended to qualify as a Section 1031 Exchange may later be determined to be taxable; and
- legislative or other actions affecting REITs could have a negative effect on us.

Risks Related to Our Common Stock and Corporate Structure:

- the market price of our equity securities may vary substantially;
- any future distributions to our common stockholders may vary, and distributions on our common stock may be made in the form of cash, stock or a combination of both; however, the IRS may disallow our use of stock dividends;
- shares of our common stock that are or become available for sale could affect the share price;
- our earnings and cash distributions may affect the market price of our common stock;
- provisions of Maryland law and our organizational documents may limit the ability of a third party to acquire control of our Company and may serve to limit our stock price; and
- our board of directors may change our significant corporate policies without the consent of our stockholders.

The following includes a more detailed discussion of our material risk factors:

Risks Related to Our Business and Industry

We own primarily upper upscale and luxury hotels located in urban and resort destinations in an industry that is highly competitive.

The lodging industry is highly competitive. Our hotels compete with other hotels and alternative lodging options such as timeshare, vacation rentals or sharing services such as Airbnb on the basis of location, room rates, physical attributes, service levels, brand affiliation and reputation, among many other factors. New hotels may be constructed, creating new competitors, in some cases without corresponding increases in demand for hotel rooms. Some of our competitors may have hotels that are better located, have a stronger reputation, or possess superior physical attributes than our hotels. This competition could reduce occupancy levels and room revenue at our hotels, which would harm our operations and limit or slow our future growth. In addition, in periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating upper upscale and luxury hotels when compared to other classes of hotels.

In addition, our business strategy is predicated on a cycle-appropriate approach to hotel acquisitions and dispositions, and we may not be successful in identifying or completing acquisitions or dispositions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, high net worth individuals, other REITs and numerous local, regional, national and international owners who are engaged in the acquisition of hotels. We also rely on the foregoing entities as potential purchasers of hotels we seek to sell. These competitors may affect the supply/demand dynamics and, accordingly, increase the price we must pay for hotels or hotel companies we seek to acquire, and these competitors may succeed in acquiring those hotels or hotel companies themselves. Furthermore, owners of our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater financial resources, may be willing to pay more, or may have a more compatible operating philosophy.

We believe that both new hotel construction and new hotel openings were delayed or even cancelled over the past several years due to the negative effects of the COVID-19 pandemic on the economy and the lodging industry. In addition, we believe construction supply constraints and inflationary pressures on building materials will continue to discourage new hotel supply in many markets although some markets will experience new hotel openings at or greater than historic levels, including in Boston, Orlando and Portland. We are unable to predict certain market changes including changes in the supply of, or demand for, similar real properties in a particular area. If we pay higher prices for hotels, our profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and, if financed using our equity, may result in stockholder dilution. In addition, our profitability may suffer because of acquisition-related costs, and the integration of such acquisitions may cause disruptions to our business and may strain management resources.

Events beyond our control, including economic slowdowns or recessions, pandemics such as the pandemic caused by COVID-19 and its variants, natural disasters, civil unrest and terrorism may harm the operating performance of the hotel industry generally and the performance of our hotels.

The operating and financial performance of the lodging industry has traditionally been closely linked with the performance of the general economy. Our hotels are classified as either upper upscale or luxury hotels. In an economic downturn or recession, these types of hotels may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates in part because upper upscale and luxury hotels generally target business and high-end leisure travelers. In addition, operating results at our hotels in resort markets may be negatively affected by reduced demand from domestic travelers due to pent up desire for international travel as international pandemic-related travel restrictions are lifted; whereas operating results at our hotels in gateway markets may be negatively affected by reduced demand from international travelers due to financial conditions in their home countries or a material strengthening of the U.S. dollar in relation to other currencies. Also, volatility in transportation fuel costs, increases in air and ground travel costs and decreases in airline capacity may reduce the demand for our hotels.

In periods of economic difficulties, including those caused by pandemics such as the pandemic caused by COVID-19 and its variants, business and leisure travelers may reduce travel costs by limiting travel or by using lower cost accommodations. COVID-19 and its variants have had and continue to have a detrimental effect on our financial condition, results of operations and cash flows. While operations sequentially improved in 2022 as compared to 2021 and 2020, several of our hotels continue to operate below pre-pandemic levels. During 2022, corporate transient and group demand accelerated, reducing our reliance on leisure demand, which was the dominant source of business at many of our hotels during 2021. Leisure demand continued to be robust throughout most of 2022, but the greatest demand growth was at our urban and group-oriented hotels which experienced increased near-term booking activity, higher than expected attendance at group events and increased business transient demand. The amount of corporate business at our hotels continues to grow and we anticipate that our operations will continue to normalize in 2023; however, COVID-19 and the unpredictability of its new variants may continue to cause uncertainty and volatility with respect to our financial condition, results of operations and cash flows. The negative effects of the COVID-19 pandemic on the hotel industry have been unprecedented and we continue to have limited visibility to predict future operations. We believe that the steps we have taken to maintain an appropriate cash position and preserve our financial flexibility, combined with the amendments to our unsecured debt, our already strong balance sheet and our appropriate leverage will be sufficient to allow us to withstand any potential declines in our operating cash flow. Given the unprecedented impact of COVID-19 on the global market and our hotel operations, we cannot, however, assure you that our forecast or the assumptions we used to estimate our liquidity requirements will be correct. In addition, we cannot predict with certainty the magnitude and duration of the effects of the COVID-19 pandemic on our business, financial condition or operational results with reasonable certainty.

Natural disasters, civil unrest and terrorism may also negatively impact our operations. We own five hotels located in seismically active areas of California and six hotels located in areas that have an increased potential to experience hurricanes (Florida, Hawaii, and Louisiana). In addition, we own five hotels that are located in concentrated business sectors in major cities such as Boston, San Diego, San Francisco and Washington DC that may be subject to higher-than-normal risk of terrorist attacks. We have acquired and intend to maintain comprehensive insurance on each of our hotels, including liability, terrorism, fire and extended coverage, of the type and amount that we believe are customarily obtained for or by hotel owners. We cannot guarantee that such coverage will continue to be available at reasonable coverage levels, at reasonable rates or at reasonable deductible levels. Additionally, deductible levels are typically higher for earthquakes, floods and named windstorms, and there remains considerable uncertainty regarding the extent and adequacy of terrorism coverage that will be available to protect our interests in the event of future terrorist attacks that impact our hotels. Accordingly, our financial results may be harmed if any of our hotels are damaged by natural disasters or terrorist attacks resulting in losses (either insured or uninsured) or causing a decrease in average daily room rates and/or occupancy. Even in the absence of direct physical damage to our hotels, the occurrence of any natural disasters, terrorist attacks, military actions, outbreaks of diseases, or other casualty events, may have a material adverse effect on our business, the impact of which could result in a material adverse effect on our financial condition, results of operations and our ability to make distributions to our stockholders.

Inflation may adversely affect our financial condition and results of operations.

Inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. Increasing inflation could adversely affect consumer confidence, which could reduce consumer purchasing power and demand for lodging. Additionally, inflation affects our hotel expenses, including, without limitation, by increasing such costs as wages, employee-related benefits, food costs, commodity costs, including those used to renovate or reposition our hotels, property taxes, property and liability insurance and utilities. We rely on our hotel operators to adjust room rates and pricing for hotel services to reflect the effects of inflation. However, previously contracted rates, competitive pressures or other factors may limit the ability of our operators to respond to inflation. As a result, our hotel expenses may increase at higher rates than hotel revenue.

System security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt the information technology network and systems used by us, our suppliers, our third-party managers or our franchisors, and any such disruption could reduce our expected revenue, increase our expenses, compromise confidential information, damage our reputation, increase our potential liability and adversely affect our common stock price.

We and our third-party managers and franchisors rely on information technology networks and systems, including the internet, to access, process, transmit and store electronic customer and financial information. The systems operated by our third-party managers and franchisors require the collection and retention of large volumes of our hotel guests' personally identifiable information, including credit card numbers. Our third-party managers and franchisors may store and process such proprietary and customer information on systems located at our hotels and other hotels that they operate and manage, their corporate locations and at third-party owned facilities, including, for example, in a third-party hosted cloud environment. In addition to the systems operated by our third-party managers and franchisors, we have our own corporate technologies and systems to support our corporate business.

Certain of our third-party managers and their service providers have publicly released statements disclosing cyber-attacks and/or unauthorized access to their guest reservation, point-of-sale systems and other sensitive databases, some of which have or may have impacted our hotels and guests who have used our hotels' services or amenities. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, nation-state affiliated actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world has increased. Our information network and systems and the information networks and systems used by our third-party managers and franchisors can be vulnerable to threats such as: system, network or internet failures; computer hacking or business disruption, including through network- and email-based attacks; cyber-terrorism; viruses, worms, ransomware or other malicious software programs; and employee error, negligence or fraud. Any compromise of the function, security and availability of our network and systems or the networks and systems of our third-party managers and franchisors could result in disruptions to operations, misappropriated or compromised confidential hotel or hotel guest information, systems disruptions, the shutdown of our hotels, exploited security vulnerability of our respective networks, delayed sales or bookings, lost guest reservations, damage to our reputation or the reputations of our third-party managers and franchisors, increased costs and lower margins. The costs to us to eliminate or alleviate cyber or other security problems could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential business at our hotels. Any of these events could adversely affect our financial results, common stock price and reputation, lead to unauthorized disclosure of confidential information, result in misstated financial reports, monetary losses or regulatory penalties and subject us to potential litigation and liability.

Portions of our information technology infrastructure or that of our third-party managers and franchisors also may experience interruptions, delays or cessations of service or produce errors in connection with systems installation, integration or migration work that takes place from time to time. We or our third-party managers and franchisors may not be successful in implementing new systems and transitioning data, or may procure hardware or operating system software and applications from third-party suppliers that may contain defects in design or manufacture, which could cause business disruptions and be more expensive, time consuming and resource-intensive. Such disruptions could adversely impact the ability of our third-party managers and franchisors to fulfill reservations for guestrooms and other services offered at our hotels or to deliver to us timely and accurate financial information.

Although we have taken steps to protect the security of our information systems and the data maintained in these systems, there can be no assurance that the security measures we have taken will prevent failures, inadequacies, or interruptions in system services, or that system security will not be breached through physical or electronic break-ins, spoofed emails, phishing attacks, computer viruses, cyber extortionists or attacks by hackers. In addition, we rely on the security systems of our third-party managers and franchisors to protect proprietary and customer information from these threats.

Our third-party managers and franchisors carry cyber insurance policies to protect and offset a portion of the potential costs that may be incurred from a security breach. Additionally, we have a cyber insurance policy to cover breaches of our corporate infrastructure and systems and to provide supplemental coverage above the coverage carried by our third-party managers and franchisors. We cannot guarantee that such coverage will continue to be available at reasonable coverage levels, at reasonable rates or at reasonable deductible levels. Our policy is subject to limits and sub-limits for certain types of claims, and we do not expect that this policy will cover all of the losses that we could experience from these exposures. Despite various precautionary steps to protect our hotels from losses resulting from cyber-attacks, however, any occurrence of a cyber-attack could still result in losses at our properties, which could affect our results of operations.

A significant portion of our hotels are geographically concentrated and, accordingly, we could be disproportionately harmed by economic downturns or natural disasters in these areas of the country.

As of December 31, 2022, the majority of our hotels were geographically concentrated in California, Florida, Hawaii and Massachusetts as follows:

	Number of Hotels	Percentage of Total Rooms	Percentage of Total 2022 Consolidated Revenue
California	5	34 %	39 %
Florida	3	17 %	14 %
Hawaii	1	7 %	18 %
Massachusetts	2	19 %	17 %

The concentration of our hotels in California, Florida, Hawaii and Massachusetts exposes our business to economic conditions, competition and real and personal property tax rates unique to these locales. In addition, natural disasters in these locales would disproportionately affect our hotel portfolio. The economies and tourism industries in these locales, in comparison to other parts of the country, are negatively affected to a greater extent by changes and downturns in certain industries, including the entertainment, high technology and financial industries. It is also possible that because of our California, Florida, Hawaii and Massachusetts concentrations, a change in laws applicable to such hotels and the lodging industry may have a greater impact on us than a change in comparable laws in another geographical area in which we have hotels. Adverse developments in these locales could harm our revenue or increase our operating expenses.

We face possible risks associated with the physical and transitional effects of climate change.

We disclose climate-related risks in our Corporate Responsibility Report in alignment with the recommendations made in 2017 by the TCFD. We are subject to the risks associated with the physical effects of climate change, which can include more frequent or severe storms, hurricanes, flooding, droughts and wildfires, any of which could have a material adverse effect on our hotels, operating results and cash flows. To the extent climate change causes changes in weather patterns, our coastal markets could experience increases in storm intensity and rising sea-levels causing damage to our hotels. As a result, we could become subject to significant losses and/or repair costs that may or may not be fully covered by insurance. Other markets may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotels or significantly increase energy costs, which may subject those hotels to additional regulatory burdens, such as limitations on water usage or stricter energy efficiency standards. Climate change also may affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs at our hotels, such as the cost of water or energy, and requiring us to expend funds as we seek to mitigate, repair and protect our hotels against such risks.

We are subject to the climate change risks associated with the transitional effects to a low carbon scenario, which can include increased regulation for building efficiency and equipment specifications, increased regulations or investor requirements for Environmental and Social disclosures, increased cost of goods and raw materials and increased costs to manage the shift in consumer preferences. In an effort to mitigate the impact of climate change, our hotels could become subject to increased governmental laws and regulations mandating energy efficiency standards, the usage of sustainable energy sources and updated equipment specifications which may require additional capital investments or increased operating costs. Climate change may also affect our business by shifting consumer preferences to sustainable travel. Our hotels may be subject to additional costs to manage consumer expectations for sustainable buildings and hotel operations.

There can be no assurance that climate change will not have a material adverse effect on our hotels, operating results or cash flows.

Uninsured and underinsured losses could harm our financial condition, results of operations and ability to make distributions to our stockholders.

Various types of litigation losses and catastrophic losses, such as losses due to wars, terrorist acts, earthquakes, floods, hurricanes, pollution, climate change or other environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any notes payable or other financial obligations related to the property, in addition to obligations to our ground lessor, franchisors and managers.

Five of our hotels are located in California, which has been historically at greater risk to certain acts of nature (such as wildfires, earthquakes and mudslides) than other states. In addition, a total of six hotels are located in Florida, Hawaii and Louisiana, which each have an increased potential to experience strong winds, tropical storms and hurricanes. In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed hotel. Acts of nature that do not result in physical loss at our hotels could diminish the desirability of our hotel's location, resulting in less demand by travelers.

Property and casualty insurance, including coverage for terrorism, can be difficult or expensive to obtain. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our hotels at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (e.g., earthquake, fire, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If we are unable to obtain adequate insurance on our hotels for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments we have to our ground lessor, franchisors and managers which require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damages which would otherwise have been covered by insurance, it could harm our financial condition and results of operations.

In addition, there are other risks, such as certain environmental hazards, that may be deemed to fall completely outside the general coverage limits of our policies or may be uninsurable or too expensive to justify coverage. We also may encounter challenges with an insurance provider regarding whether it will pay a particular claim that we believe to be covered under our policy.

The operating results of some of our hotels are significantly reliant upon group and transient business generated by large corporate customers, and the loss of such customers for any reason could harm our operating results.

Group contract business and room nights generated by large corporate transient customers can significantly impact our hotels' operating results. These contracts and customers vary from hotel to hotel and change from time to time. Such group contracts are typically for a limited period of time after which they may be put up for competitive bidding. The impact and timing of large events are not always easy to predict. Some of these contracts and events may also be cancelled (such as occurred in 2020 and 2021 due to the COVID-19 pandemic), which could reduce our expectations for future revenues or result in potential litigation in order to collect cancellation fees. As a result, the operating results for our individual hotels can fluctuate as a result of these factors, possibly in adverse ways, and these fluctuations can affect our overall operating results.

The increased use of virtual meetings and other similar technologies could lessen the need for business-related travel, and, therefore, demand for rooms in our hotels may be adversely affected.

During 2020 and 2021, the COVID-19 pandemic caused a significant decrease in business-related travel as companies increasingly utilized virtual meetings in response to travel restrictions and to protect the health and safety of their employees. While business transient demand improved in 2022, it remained below pre-pandemic levels. The increased use of teleconferencing and video-conference technology by businesses may continue in the future, which could result in a sustained reduction in business travel. To the extent that such technologies, or new technologies, play an increased role in business interactions and the need for business-related travel decreases, demand for hotel rooms may decrease and our hotels could be adversely affected.

Our hotels have an ongoing need for capital investment and we may incur significant capital expenditures in connection with acquisitions, repositionings and other improvements, some of which are mandated by applicable laws or regulations or agreements with third parties, and the costs of such renovations, repositionings or improvements may exceed our expectations or cause other problems.

In addition to capital expenditures required by our management, franchise and loan agreements, from time to time we will need to make capital expenditures to comply with applicable laws and regulations, to remain competitive with other hotels and to maintain the economic value of our hotels. We also may need to make significant capital improvements to hotels that we acquire. During 2022 and 2021, we invested $128.6 million and $63.7 million into our hotels, respectively, which included a substantial renovation of the Renaissance Washington DC associated with the hotel's rebranding to The Westin Washington DC and a rooms renovation at the Hyatt Regency San Francisco. Occupancy and ADR are often affected by the maintenance and capital improvements at a hotel, especially in the event that the maintenance or improvements are not completed on schedule or if the improvements require significant closures at the hotel. The costs of capital improvements we need or choose to make could harm our financial condition and reduce amounts available for distribution to our stockholders. These capital improvements may give rise to the following additional risks, among others:

- construction cost overruns and delays, including inflationary increases to commodity costs and supply chain disruptions;
- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms;
- uncertainties as to market demand or a loss of market demand after capital improvements have begun;
- disruption in service and room availability causing reduced demand, occupancy and rates;
- possible environmental problems; and
- disputes with managers or franchisors regarding our compliance with the requirements under the relevant management, operating lease or franchise agreement.

Delays in the acquisition, renovation or repositioning of hotel properties may have adverse effects on our results of operations and returns to our stockholders.

Delays we encounter in the selection, acquisition, renovation and repositioning of hotel properties could adversely affect investor returns. Our ability to commit to purchase specific assets will depend, in part, on the amount of our available cash at a given time. Renovation or repositioning programs may take longer and cost more than initially expected. Therefore, we may experience delays in receiving cash distributions from such hotels. If our projections are inaccurate, we may not achieve our anticipated returns.

Accounting for the acquisition of a hotel property or other entity involves assumptions and estimations to determine fair value that could differ materially from the actual results achieved in future periods.

The acquisition of a hotel property or other entity requires an analysis of the transaction to determine if it qualifies as the purchase of a business or an asset. If the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the transaction is an asset acquisition. We determined that the three hotels we acquired in 2022 and 2021 each qualified as an asset acquisition. The result of our analyses, and any future analyses, affects both our balance sheet and our statement of operations as transaction costs associated with asset acquisitions are capitalized and subsequently depreciated over the life of the related asset, while the same costs associated with a business combination are expensed as incurred and included in corporate overhead. Also, given the subjectivity, business combinations are provided a one-year measurement period to adjust the provisional amounts recognized if the necessary information is not available by the end of the reporting period in which the acquisition occurs; whereas asset acquisitions are not subject to a measurement period.

Accounting for the acquisition of a hotel property or other entity requires either allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective relative fair values for an asset acquisition or recording the assets and liabilities at their estimated fair values with any excess consideration above net assets going to goodwill for a business combination. The most difficult estimations of individual fair values are those involving long-lived assets, such as property, equipment and intangible assets, together with any finance or operating lease right-of-use assets and their related obligations. When we acquire a hotel property or other entity, we use all available information to make these fair value determinations, including discounted cash flow analyses, market comparable data and replacement cost data. In addition, we make significant estimations regarding capitalization rates, discount rates, average daily rates, revenue growth rates and occupancy. We also engage independent valuation specialists to assist in the fair value determinations of the long-lived assets acquired and the liabilities assumed. The determination of fair value is subjective and is based in part on assumptions and estimates that could differ materially from the actual results in future periods. Should our allocations be incorrect, our assets and liabilities may be overstated or understated, which may also affect depreciation expense on our statement of operations. In addition, should any of our allocations overstate our assets, we may be at risk of incurring an impairment charge.

Volatility in the debt and equity markets may adversely affect our ability to acquire, renovate, refinance or sell our hotels.

Volatility in the global financial markets may have a material adverse effect on our financial condition or results of operations. For example, the government's response to inflationary pressures in 2022 resulted in extreme price volatilities, along with dislocations and liquidity disruptions in the capital markets, all of which exerted downward pressure on stock prices, widened credit spreads on debt financing and led to declines in the market values of U.S. and foreign stock exchanges. Current and future dislocations in the debt markets may reduce the amount of capital that is available to finance real estate, which, in turn may limit our ability to finance the acquisition of hotels or the ability of purchasers to obtain financing for hotels that we wish to sell, either of which may have a material adverse impact on revenues, income and/or cash flow.

We have historically used capital obtained from debt and equity markets, including both secured mortgage debt and unsecured corporate debt, to acquire, renovate and refinance hotel assets. If these markets become difficult to access as a result of low demand for debt or equity securities, higher capital costs and interest rates, a low value for capital securities (including our common or preferred stock) and more restrictive lending standards, our business could be adversely affected. In particular, rising interest rates could make it more difficult or expensive for us to obtain debt or equity capital in the future. Similar factors could also adversely affect the ability of others to obtain capital and therefore could make it more difficult for us to sell hotel assets.

We may pursue joint venture investments that could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturer.

We have co-invested, and may co-invest in the future, with third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. Accordingly, we may not be in a position in the future to exercise sole decision-making authority regarding another property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

We may be subject to unknown or contingent liabilities related to recently sold or acquired hotels, as well as hotels we may sell or acquire in the future.

Our recently sold or acquired hotels, as well as hotels we may sell or acquire in the future, may be subject to unknown or contingent liabilities for which we may be liable to the buyers or for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under our transaction agreements related to the sale or purchase of a hotel may survive for a defined period of time after the completion of the transaction. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible, or an aggregate cap on losses. As a result, there is no guarantee that we will not be obligated to reimburse buyers for their losses or that we will be able to recover any amounts with respect to losses due to breaches by sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to the unknown or contingent liabilities may exceed our expectations, and we may experience other unanticipated adverse effects, all of which could adversely affect our operating results and cash flows.

We may seek to acquire a portfolio of hotels or a company, which could present more risks to our business and financial results than the acquisition of a single hotel.

We have acquired in the past, and may acquire in the future, multiple hotels in single transactions. We may also seek to acquire companies that own hotels. Multiple hotel and company acquisitions, however, are generally more complex than single hotel acquisitions and, as a result, the risk that they will not be completed is greater. These acquisitions may also result in our owning hotels in new markets, which places additional demands on our ability to actively asset manage the hotels. In addition, we may be required by a seller to purchase a group of hotels as a portfolio, even though one or more of the hotels in the portfolio do not meet our investment criteria. In those events, we expect to attempt to sell the hotels that do not meet our investment criteria, but may not be able to do so on acceptable terms, or if successful, the sales may be recharacterized by the IRS as dealer sales and subject to a 100% "prohibited transactions" tax on any gain. These hotels may harm our operating results if they operate below our underwriting or if we sell them at a loss. Also, a portfolio of hotels may be more difficult to integrate with our existing hotels than a single hotel, may strain our management resources and may make it more difficult to find one or more management companies to operate the hotels. Any of these risks could harm our operating results.

The sale of a hotel or portfolio of hotels is typically subject to contingencies, risks and uncertainties, any of which may cause us to be unsuccessful in completing the disposition.

As part of our ongoing portfolio management strategy, on an opportunistic basis, we may selectively sell hotel properties that we believe no longer meet our ownership criteria, are unlikely to offer long-term returns in excess of our cost of capital, will achieve a sale price in excess of our internal valuation, or that have high risk relative to their anticipated returns. We may not be successful in completing the sale of a hotel or portfolio of hotels, which may negatively impact our business strategy. Hotel sales are typically subject to customary risks and uncertainties. In addition, there may be contingencies related to, among other items, seller financing, franchise agreements, ground leases and other agreements. As such, we can offer no assurances as to whether any closing conditions will be satisfied on a timely basis or at all, or whether the closing of a sale will fail to occur for these or any other reasons.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our hotels and harm our financial condition.

Because commercial real estate investments are relatively illiquid, our ability to promptly sell one or more of our hotels in response to changing economic, financial and investment conditions is limited. The real estate market, including our hotels, is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We may not be able to sell any of our hotels on favorable terms. It may take a long time to find a willing purchaser and to close the sale of a hotel if we want to sell. Should we decide to sell a hotel during the term of that hotel's management agreement, we may have to pay termination fees to the applicable management company, which payment could be substantial.

In addition, hotels may not be readily converted to alternative uses if they were to become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures and may give rise to substantial payments to our franchisors, management companies and lenders.

We may be required to expend funds to correct defects or to make improvements before a hotel can be sold. We may not have funds available to correct those defects or to make those improvements and, as a result, our ability to sell the hotel would be restricted. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions on us, such as a limitation on the amount of debt that can be placed or repaid on that hotel to address specific concerns of sellers. These lock-out provisions would restrict our ability to sell a hotel. These factors and any others that would impede our ability to respond to adverse changes in the performance of our hotels could harm our financial condition and results of operations.

We may issue or invest in hotel loans, including subordinated or mezzanine loans, which could involve greater risks of loss than senior loans secured by income-producing real properties.

We have invested in hotel loans, and may invest in additional loans in the future, including mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of the entity owning the real property, the entity that owns the interest in the entity owning the real property or other assets. These types of investments involve a higher degree of risk than direct hotel investments because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

If we make or invest in mortgage loans with the intent of gaining ownership of the hotel secured by or pledged to the loan, our ability to perfect an ownership interest in the hotel is subject to the sponsor's willingness to forfeit the property in lieu of the debt.

If we invest in a mortgage loan or note secured by the equity interest in a property with the intention of gaining ownership through the foreclosure process, the time it will take for us to perfect our interest in the property may depend on the sponsor's willingness to cooperate during the foreclosure process. The sponsor may elect to file bankruptcy which could materially impact our ability to perfect our interest in the property and could result in a loss on our investment in the debt or note.

One of our hotels is subject to a ground lease with an unaffiliated party, the termination of which by the lessor for any reason, including due to our default on the lease, could cause us to lose the ability to operate the hotel altogether and may adversely affect our results of operations.

Our rights to use the underlying land at the Hilton San Diego Bayfront is based upon our interest under a long-term lease with an unaffiliated party. Pursuant to the lease terms, the lease expires in 2071, and we are required to pay all rent due and comply with all other lessee obligations. Payments under the ground lease increase at regular intervals by the applicable Consumer Price Index. The lease requires a reassessment of the rent payments due after 2025, agreed upon by both us and the lessor.

Any pledge of our interest in the ground lease requires the consent of the lessor. As a result, in the future, we may not be able to sell, assign, transfer or convey our lessee's interest in the hotel absent the lessor's consent even if the transaction may be in the best interest of our stockholders.

The lessor may require us, at the expiration or termination of the remaining ground lease, to surrender or remove any improvements, alterations or additions to the land at our own expense. The lease also generally requires us to restore the premises following a casualty and to apply in a specified manner any proceeds received in connection therewith. We may have to restore the premises if a material casualty, such as a fire or an act of nature, occurs and the cost thereof may exceed available insurance proceeds.

Because we are a REIT, we depend on third parties to operate our hotels, which could harm our results of operations.

In order to qualify as a REIT, we cannot directly operate our hotels. Accordingly, we must enter into management or operating lease agreements (together, "management agreements") with eligible independent contractors to manage our hotels. Thus, independent management companies control the daily operations of our hotels.

As of December 31, 2022, our third-party managers consisted of Four Seasons, Highgate, Hilton, Hyatt, IHR, Marriott, Montage, Sage and Singh. We depend on these independent management companies to operate our hotels as provided in the applicable management agreements. Thus, even if we believe a hotel is being operated inefficiently or in a manner that does not result in satisfactory ADR, occupancy rates or profitability, we may not necessarily have contractual rights to cause our independent management companies to change their method of operation at our hotels. We can only seek redress if a management company violates the terms of its applicable management agreement with us or fails to meet performance objectives set forth in the applicable management agreement, and then our remedies may be limited by the terms of the management agreement.

A failure by our management companies to successfully manage our hotels could lead to an increase in our operating expenses or a decrease in our revenue, or both, which may affect the TRS Lessee's ability to pay us rent and would reduce the amount available for dividends on our common stock and our preferred stock. In addition, the management companies may operate other hotels that may compete with our hotels or divert attention away from the management of our hotels.

While our management agreements typically provide for limited contractual penalties in the event that we terminate the applicable management agreement upon an event of default, such terminations could result in significant disruptions at the affected hotels. If we were to terminate any of these agreements and enter into new agreements with different hotel operators, we cannot assure you that any new management agreement would contain terms that are favorable to us, or that a new management company would be successful in managing our hotels. If any of the foregoing occurs at franchised hotels, our relationships with the franchisors may be damaged, and we may be in breach of one or more of our franchise or management agreements.

We are subject to risks associated with our operator's employment of hotel personnel, which could increase our expenses or expose us to additional liabilities.

Our third-party managers are responsible for hiring and maintaining the labor force at each of our hotels. Although we do not directly employ or manage employees at our hotels, we are still subject to many of the costs and risks generally associated with the hotel labor force. Increases in minimum wages, or changes in work rules, could negatively impact our operating results. Additionally, from time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes involving our third-party managers and their labor force or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, a significant component of our costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. We generally do not have the ability to affect the outcome of these negotiations.

Most of our hotels operate under a brand owned by Marriott, Hilton, Hyatt, Four Seasons or Montage. Should any of these brands experience a negative event, or receive negative publicity, our operating results may be harmed.

As of December 31, 2022, all but two of our hotels (the Boston Park Plaza and the Oceans Edge Resort & Marina) are operated under the following widely recognized lodging industry brands: Marriott, Hilton, Hyatt, Four Seasons and Montage. As a result, a significant concentration of our success is dependent in part on the success of these companies and their respective brands. Consequently, if market recognition or the positive perception of any of these companies is reduced or compromised, the goodwill associated with their respective brands on our hotels may be adversely affected, which may have an adverse effect on our results of operations, as well as our ability to make distributions to our stockholders. Additionally, any negative perceptions or negative impact to operating results from any proposed or future consolidations between nationally recognized brands could have an adverse effect on our results of operations, as well as our ability to make distributions to our stockholders.

Our franchisors and brand managers may adopt new policies or change existing policies, which could result in increased costs that could negatively impact our hotels.

Our franchisors and brand managers incur certain costs that are allocated to our hotels subject to our franchise, management, or operating lease agreements. Those costs may increase over time or our franchisors and brand managers may elect to introduce new programs that could increase costs allocated to our hotels. In addition, certain policies, such as our third-party managers' frequent guest programs, may be altered resulting in reduced revenue or increased costs to our hotels.

Future adverse litigation judgments or settlements resulting from legal proceedings could have an adverse effect on our financial condition.

In the normal course of our business, we are involved in various legal proceedings, including those involving our third-party managers that relate to the management of our hotels. While we may agree to share any legal costs with our third-party managers, any adverse legal judgments or settlements resulting in payment by us of a material sum of money may materially and adversely affect our financial condition and results of operations.

Claims by persons regarding our properties could affect the attractiveness of our hotels or cause us to incur additional expenses.

We could incur liabilities resulting from loss or injury to our hotels or to persons at our hotels. These losses could be attributable to us or result from actions taken by a hotel management company. If claims are made against a management company, it may seek to pass those expenses through to us. Claims such as these, regardless of their merit, could harm the reputation of a hotel, or cause us to incur expenses to the extent of insurance deductibles or losses in excess of policy limitations, which could harm our results of operations.

We have in the past and could in the future incur liabilities resulting from claims by hotel employees. While these claims are, for the most part, covered by insurance, some claims (such as claims for unpaid overtime wages) generally are not insured or insurable. These claims, regardless of their merit, could harm the reputation of a hotel, or cause us to incur losses which could harm our results of operations.

The hotel business is seasonal and seasonal variations in business volume at our hotels will cause quarterly fluctuations in our revenue.

As is typical of the lodging industry, we experience some seasonality in our business. Revenue for certain of our hotels is generally affected by seasonal business patterns. We can provide no assurances that our cash flows will be sufficient to cover any shortfalls that occur as a result of these seasonal fluctuations. Seasonal fluctuations in revenue could adversely affect our business, financial conditions, results of operations and our ability to make distributions to our stockholders or to fund our debt service.

Changes in the debt and equity markets may adversely affect the value of our hotels.

In general, the value of hotel real estate has an inverse correlation to the capital costs of hotel investors. If capital costs increase, real estate values may decrease. Capital costs are generally a function of the perceived risks associated with our assets, interest rates on debt and return expectations of equity investors. Interest rate volatility, including volatility due to the 2022 interest rate increases implemented by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), could reduce our access to capital markets or increase the cost of funding our debt requirements. If the income generated by our hotels does not increase by amounts sufficient to cover such higher capital costs, the market value of our hotel real estate may decline. In some cases, the value of our hotel real estate has previously declined, and may in the future decline, to levels below the principal amount of the debt securing such hotel real estate.

Certain of our hotels have in the past become impaired and additional hotels may become impaired in the future.

We periodically review the fair value of each of our hotels for possible impairment. For example, in 2021, we recorded an impairment loss of $2.7 million due to Hurricane Ida-related damage at the Hilton New Orleans St. Charles. In the past, some of our hotels have had indicators of impairment related to deteriorating profitability or when a sold hotel's fair value, less hotel sale costs, was lower than the hotel's carrying value. In the future, additional hotels may become impaired, which may adversely affect our financial condition and results of operations.

Laws and governmental regulations may restrict the ways in which we use our hotel properties and increase the cost of compliance with such regulations. Noncompliance with such regulations could subject us to penalties, loss of value of our properties or civil damages.

Our hotel properties are subject to various federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if we are the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals at our hotels) to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could reduce the funds available for distribution to our stockholders. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our hotel properties may be affected by the condition of the properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Our hotel properties are also subject to the ADA. Under the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and the ability to make distributions to our stockholders could be harmed. In addition, we are required to operate our hotel properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and become applicable to our properties.

Corporate responsibility, specifically related to* ESG *factors and commitments, may impose additional costs and expose us to new risks that could adversely affect our results of operations, financial condition and cash flows.

We are committed to ensuring ESG initiatives are part of our operating and investment strategies. Some investors may use ESG factors when making their investment decisions, and potential and current employees, business partners and vendors may consider these factors when considering relationships with us. In addition, potential hotel guests may consider ESG factors when deciding whether to stay at our hotels. Certain organizations that provide corporate governance and other corporate risk information to investors and stockholders have developed scores and ratings to evaluate companies based upon ESG or "sustainability" metrics. The importance of sustainability evaluations is becoming more broadly accepted by investors and stockholders. Investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with said company to require improved ESG disclosure or performance. We may face reputational damage or additional costs in the event our corporate responsibility procedures or standards do not meet the standards set by various constituencies. In addition, the criteria by which companies are rated may change, which could cause us to receive lower scores than in previous years. A low sustainability score could result in a negative perception of the Company, or exclusion of our common stock from consideration by certain investors who may elect to invest with our peers instead, or potential guests may choose to stay at competitor hotels. We could also incur additional costs and devote additional resources to monitor, report and implement various ESG practices. In addition, as part of our corporate responsibility, we have adopted certain ESG goals, including greenhouse gas emissions reduction targets and other sustainability initiatives. If we cannot not meet these goals fully or on time, our reputation may be damaged.

Our franchisors and brand managers may require us to make capital expenditures pursuant to property improvement plans ("PIPs") or to comply with brand standards, and the failure to make the required expenditures could cause the franchisors or hotel brands to terminate the franchise, management or operating lease agreements.

Our franchisors and brand managers may require that we make renovations to certain of our hotels in connection with revisions to our franchise, management or operating lease agreements. In addition, upon regular inspection of our hotels, our franchisors and hotel brands may determine that additional renovations are required to bring the physical condition of our hotels into compliance with the specifications and standards each franchisor or hotel brand has developed. In connection with the acquisitions of hotels, franchisors and hotel brands may also require PIPs, which set forth their renovation requirements. If we do not satisfy the PIP renovation requirements, the franchisor or hotel brand may have the right to terminate the applicable agreement. In addition, in the event that we are in default under any franchise agreement as a result of our failure to comply with the PIP requirements, in general, we will be required to pay the franchisor liquidated damages.

Because all but two of our hotels are operated under franchise agreements or are brand managed, termination of these franchise, management or operating lease agreements could cause us to lose business at our hotels or lead to a default or acceleration of our obligations under certain of our debt instruments.

As of December 31, 2022, all of our hotels except the Boston Park Plaza and the Oceans Edge Resort & Marina were operated under franchise, management or operating lease agreements with the following franchisors or hotel management companies: Marriott, Hilton, Hyatt, Four Seasons, and Montage. In general, under these arrangements, the franchisor or brand manager provides marketing services and room reservations and certain other operating assistance but requires us to pay significant fees to it and to maintain the hotel in a required condition. If we fail to maintain these required standards, then the franchisor or hotel brand may terminate its agreement with us and obtain damages for any liability we may have caused. Moreover, from time to time, we may receive notices from franchisors or the hotel brands regarding our alleged non-compliance with the franchise agreements or brand standards, and we may disagree with these claims that we are not in compliance. Any disputes arising under these agreements could also lead to a termination of a franchise, management or operating lease agreement and a payment of liquidated damages. Such a termination may trigger a default or acceleration of our obligations under some of our debt instruments. In addition, as our franchise, management or operating lease agreements expire, we may not be able to renew them on favorable terms or at all. If we were to lose a franchise or hotel brand for a particular hotel, it could harm the operation, financing or value of that hotel due to the loss of the franchise or hotel brand name, marketing support and centralized reservation system. Any loss of revenue at a hotel could harm the ability of the TRS Lessee, to whom we have leased our hotels, to pay rent to the Operating Partnership and could harm our ability to pay dividends on our common stock or preferred stock.

The growth of alternative reservation channels could adversely affect our business and profitability.

A significant percentage of hotel rooms for individual guests is booked through internet travel intermediaries. Many of our managers and franchisors contract with such intermediaries and pay them various commissions and transaction fees for sales of our rooms through their systems. If such bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant concessions from us or our franchisees. Although our managers and franchisors may have established agreements with many of these intermediaries that limit transaction fees for hotels, there can be no assurance that our managers and franchisors will be able to renegotiate such agreements upon their expiration with terms as favorable as the provisions that exist today. Moreover, hospitality intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. As a result, consumers may develop brand loyalties to the intermediaries' offered brands, websites and reservations systems rather than to the brands of our managers and franchisors. If this happens, our business and profitability may be significantly negatively impacted.

In addition, in general, internet travel intermediaries have traditionally competed to attract individual consumers or "transient" business rather than group and convention business. However, some hospitality intermediaries have grown their business to include marketing to large group and convention business. If that growth continues, it could both divert group and convention business away from our hotels, and it could also increase our cost of sales for group and convention business.

In an effort to lure business away from internet travel intermediaries and to drive business on their own websites, our managers and franchisors may discount the room rates available on their websites even further, which may also significantly impact our business and profitability.

The failure of tenants in our hotels to make rent payments under our retail and restaurant leases may adversely affect our results of operations.

A portion of the space in many of our hotels is leased to third-party tenants for retail or restaurant purposes. At times, we hold security deposits in connection with each lease, which may be applied in the event that a tenant under a lease fails or is unable to make its rent payments. Should a tenant continually fail to make rent payments, we may be able to apply the tenant's security deposit to recover a portion of the rents due; however, we may not be able to recover all rents due to us, which may harm our operating results. During 2022, 2021 and 2020, we entered into several rent abatement and rent deferral agreements with tenants at our hotels who were negatively affected by the temporary suspensions and reduced operations at our hotels due to the COVID-19 pandemic. If these tenants are unable to make their rent payments once their respective abatement and deferral periods have ended, it may harm our operating results. Additionally, the time and cost associated with re-leasing our retail space could negatively impact our operating results.

We rely on our corporate and hotel senior management teams, the loss of whom may cause us to incur costs and harm our business.

Our continued success will depend to a significant extent on the efforts and abilities of our corporate and hotel senior management teams. These individuals are important to our business and strategy and to the extent that any of them departs, we could incur severance or other costs. The loss of any of our executives could also disrupt our business and cause us to incur additional costs to hire replacement personnel.

If we fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results.

If our internal control over financial reporting and disclosure controls and procedures are not effective, we may not be able to provide reliable financial information. If we discover deficiencies in our internal controls, we will make efforts to remediate these deficiencies; however, there is no assurance that we will be successful either in identifying deficiencies or in their remediation. Any failure to maintain effective controls in the future could adversely affect our business or cause us to fail to meet our reporting obligations. Such non-compliance could also result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements. In addition, perceptions of our business among customers, suppliers, rating agencies, lenders, investors, securities analysts and others could be adversely affected.

Risks Related to Our Debt and Financing

As of December 31, 2022, we had approximately $816.1 million of outstanding debt, and carrying such debt may restrict our financial flexibility or harm our business and financial results by imposing requirements on our business.

Of our total $816.1 million debt outstanding as of December 31, 2022, approximately $532.1 million matures over the next five years ($220.0 million in 2023, $72.1 million in 2024, zero in 2025, $65.0 million in 2026 and $175.0 million in 2027). The $532.1 million in debt maturities due over the next five years does not include scheduled amortization payments of $2.1 million and $2.0 million in 2023 and 2024, respectively. We have no scheduled amortization payments currently due in 2025, 2026 and 2027; however, this may be subject to change if we refinance our existing debt or incur additional debt. Carrying our outstanding debt may adversely impact our business and financial results by:

- requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce the amount of cash available to us for our operations and capital expenditures, future business opportunities and other purposes, including distributions to our stockholders;
- making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;
- limiting our ability to undertake refinancings of debt or borrow more money for operations or capital expenditures or to finance acquisitions; and
- compelling us to sell or deed back properties, possibly on disadvantageous terms, in order to make required payments of interest and principal.

We also may incur additional debt in connection with future acquisitions of real estate, which may include loans secured by some or all of the hotels we acquire or our existing hotels. In addition to our outstanding debt, at December 31, 2022, we had $0.2 million in outstanding letters of credit.

We are subject to various financial covenants on our unsecured and secured debt. If we were to default on our debt in the future, we may be required to repay the debt or we may lose our property securing the debt, all of which would negatively affect our financial conditions and results of operations.

We are subject to various financial covenants on our unsecured and secured debt. Failure to meet any financial covenants on our unsecured debt without receiving a covenant waiver would adversely affect our financial conditions and results from operations and may raise doubt about our ability to continue as a going concern. Additionally, defaulting on indebtedness may damage our reputation as a borrower, and may limit our ability to secure financing in the future.

As of December 31, 2022, our secured debt consists of a $220.0 million loan secured by the Hilton San Diego Bayfront and a $76.1 million loan secured by the JW Marriott New Orleans. Using our properties as collateral increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property that secures any loan under which we are in default. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not necessarily receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash or employ a partial cash and partial stock dividend to satisfy our taxable income distribution requirements as a REIT.

Financial covenants in our debt instruments may restrict our operating or acquisition activities.

Our existing debt agreements and other potential financings that we may incur or assume in the future may contain restrictions, requirements and other limitations on our ability to incur additional debt and make distributions to our stockholders, as well as financial covenants relating to the performance of our hotel properties. Our ability to borrow under these agreements is subject to compliance with these financial and other covenants. If we are unable to engage in activities that we believe would benefit our business or our hotel properties, or we are unable to incur debt to pursue those activities, our growth may be limited. Obtaining consents or waivers from compliance with these covenants may not be possible, or if possible, may cause us to incur additional costs or result in additional limitations.

Our existing mortgage debt agreements contain "cash trap" provisions that could limit our ability to use funds generated by our hotels for other corporate purposes or to make distributions to our stockholders.

Our mortgage debt agreements contain cash trap provisions that may be triggered if the performance of the hotels securing the loans decline. If these provisions are triggered, substantially all of the profit generated by the secured hotel would be deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of the lender. These provisions were triggered for the loans secured by the JW Marriott New Orleans in January 2021 and the Hilton San Diego Bayfront in May 2021. In 2022, both loans reached debt service coverage levels that allowed them to exit their cash traps: the Hilton San Diego Bayfront loan in April 2022, and the JW Marriott New Orleans loan in October 2022. Should the cash trap provisions be triggered in the future, our ability to use funds for corporate purposes or to make distributions to our stockholders may again become limited.

Certain of our debt is subject to variable interest rates, which can create uncertainty in forecasting our interest expense and may negatively impact our operating results.

During 2022, the Federal Reserve implemented its policy to address inflation by significantly raising its benchmark federal funds rate which has led to increased interest rates in the credit markets. The Federal Reserve may continue to raise the federal funds rate which will likely lead to higher interest rates in the credit markets. Such increases would adversely impact us due to our outstanding variable rate debt as well as result in higher interest rates on any new fixed rate debt. We have entered into interest rate caps and swaps to limit our exposure to interest rate fluctuations related to a portion of our variable rate debt. However, in an increasing interest rate environment, the fixed rates we can obtain with such replacement fixed rate cap and swap agreements or the fixed rate on new debt will also continue to increase. In addition, current volatility in the financial markets could affect our ability to access the capital markets at a time when we desire or need to, which could have an impact on our flexibility to pursue acquisition opportunities.

We anticipate that we will refinance our indebtedness from time to time to repay our debt, and our inability to refinance on favorable terms, or at all, could impact our operating results.

Because we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt from time to time through refinancings of our indebtedness and/or offerings of equity, preferred equity or debt. The amount of our existing indebtedness may impede our ability to repay our debt through refinancings. If we are unable to refinance our indebtedness with property secured debt or corporate debt on acceptable terms, or at all, and are unable to negotiate an extension with the lender, we may be in default or forced to sell one or more of our properties on potentially disadvantageous terms, which might increase our borrowing costs, result in losses to us and reduce the amount of cash available to us for distributions to our stockholders. If prevailing interest rates or other factors at the time of any refinancing result in higher interest rates on new debt, our interest expense would increase, and potential proceeds we would be able to secure from future debt refinancings may decrease, which would harm our operating results.

Our organizational documents contain no limitations on the amount of debt we may incur, so we may become too highly leveraged.

Our organizational documents do not limit the amount of indebtedness that we may incur. If we were to increase the level of our borrowings, then the resulting increase in cash flow that must be used for debt service would reduce cash available for capital investments or external growth, and could harm our ability to make payments on our outstanding indebtedness and our financial condition.

Risks Related to Our Status as a REIT

If we fail to qualify as a REIT, our distributions will not be deductible by us and our income will be subject to federal and state taxation.

We are organized as a REIT under the Code, which affords us material tax advantages. The requirements for qualifying as a REIT, however, are complex. If we fail to meet these requirements and certain relief provisions do not apply, our distributions will not be deductible by us and we will have to pay a corporate federal and state level tax on our income. This would substantially reduce our cash available to pay distributions and the yield on your investment in our common stock. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our results of operations. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. Moreover, our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

Even as a REIT, we may become subject to federal, state or local taxes on our income or property.

Even as a REIT, we may become subject to federal income taxes and related state taxes. For example, if we have net income from a "prohibited transaction," that income will be subject to a 100% tax. A "prohibited transaction" is, in general, the sale or other disposition of inventory or property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the dividends paid deduction and excluding net capital gains, and we will be subject to regular corporate income tax to the extent that we distribute less than 100% of our REIT taxable income (determined without regard to the deduction for dividends paid) each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. We may not be able to make sufficient distributions to avoid paying income tax or excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay federal income tax directly on that income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of that tax liability.

The TRS Lessee is subject to tax as a regular corporation. In addition, we may also be subject to state and local taxes on our income or property at the level of the Operating Partnership or at the level of the other companies through which we indirectly own our assets. In the normal course of business, entities through which we own or operate real estate either have undergone, or may undergo future tax audits. Should we receive a material tax deficiency notice in the future which requires us to incur additional expense, our earnings may be negatively impacted. There can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations. We cannot assure you that we will be able to continue to satisfy the REIT requirements, or that it will be in our best interests to continue to do so.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for these reduced rates. Under the Tax Cuts and Jobs Act of 2017 (the "TCJA"), however, U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs.

If the leases between our hotels and the TRS Lessee are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we must satisfy two gross income tests annually, under which specified percentages of our gross income must be passive income. Passive income includes rent paid pursuant to our operating leases between the TRS Lessee and its subsidiaries and the Operating Partnership. These rents constitute substantially all of our gross income. For the rent to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If the leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT.

We may be subject to taxes in the event our operating leases are not held to be on an arm's-length basis.

In the event that leases between us and the TRS Lessee are not held to have been made on an arm's-length basis, we or the TRS Lessee could be subject to income taxes. In order for rents paid to us by the TRS Lessee to qualify as "rents from real property," such rents may not be based on net income or profits. Our leases provide for a base rent plus a variable rent based on occupied rooms and departmental revenues rather than on net income or profits. If the IRS determines that the rents charged under our leases with the TRS Lessee are excessive, the deductibility thereof may be challenged, and to the extent rents exceed an arm's-length amount, we could be subject to a 100% excise tax on "re-determined rent" or "re-determined deductions." While we believe that our rents and other transactions with the TRS Lessee are based on arm's-length amounts and reflect normal business practices, there can be no assurance that the IRS would agree.

The TRS Lessee is subject to special rules that may result in increased taxes.

Several Code provisions ensure that a TRS is subject to an appropriate level of federal income taxation. For example, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between us and the TRS Lessee are not comparable to similar arrangements between unrelated parties. The IRS may successfully assert that the economic arrangements of any of our intercompany transactions, including the hotel leases, are not comparable to similar arrangements between unrelated parties.

Because we are a REIT, we depend on the TRS Lessee and its subsidiaries to make rent payments to us, and their inability to do so could harm our revenue and our ability to make distributions to our stockholders.

Due to certain federal income tax restrictions on hotel REITs, we cannot directly operate our hotel properties. Therefore, we lease our hotel properties to the TRS Lessee or one of its subsidiaries, which contracts with third-party hotel managers to manage our hotels. Our revenue and our ability to make distributions to our stockholders will depend solely upon the ability of the TRS Lessee and its subsidiaries to make rent payments under these leases. In general, under the leases with the TRS Lessee and its subsidiaries, we will receive from the TRS Lessee or its subsidiaries both fixed rent and variable rent based upon a percentage of gross revenues and the number of occupied rooms. As a result, we participate in the operations of our hotels only through our share of rent paid pursuant to the leases.

The ability of the TRS Lessee and its subsidiaries to pay rent may be affected by factors beyond its control, such as changes in general economic conditions, the level of demand for hotels and the related services of our hotels, competition in the lodging and hospitality industry, the ability to maintain and increase gross revenue at our hotels and other factors relating to the operations of our hotels.

Although failure on the part of the TRS Lessee or its subsidiaries to materially comply with the terms of a lease (including failure to pay rent when due) would give us the right to terminate the lease, repossess the hotel and enforce the payment obligations under the lease, such steps may not provide us with any substantive relief since the TRS Lessee is our subsidiary. If we were to terminate a lease, we would then be required to find another lessee to lease the hotel or enter into a new lease with the TRS Lessee or its subsidiaries because we cannot operate hotel properties directly and remain qualified as a REIT. We cannot assure you that we would be able to find another lessee or that, if another lessee were found, we would be able to enter into a new lease on similar terms.

We may be required to pay a penalty tax upon the sale of a hotel.

The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We may make sales that do not satisfy the requirements of the safe harbors or the IRS may successfully assert that one or more of our sales are prohibited transactions and, therefore, we may be required to pay a penalty tax.

We may be subject to corporate level income tax on certain built-in gains.

We may acquire properties in the future from C corporations, in which we must adopt the C corporation's tax basis in the acquired asset as our tax basis. If the asset's fair market value at the time of the acquisition exceeds its tax basis (a "built-in gain"), and we sell that asset within five years of the date on which we acquire it, then we generally will have to pay tax on the built-in gain at the regular U.S. federal corporate income tax rate.

If a transaction intended to qualify as a Section 1031 Exchange is later determined to be taxable, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax deferred basis.

From time to time we may dispose of properties in transactions that are intended to qualify as tax deferred exchanges under Section 1031 of the Code (a "Section 1031 Exchange"). If the qualification of a disposition as a valid Section 1031 Exchange is successfully challenged by the IRS, the disposition may be treated as a taxable exchange. In such case, our taxable income and earnings and profits would increase as would the amount of distributions we are required to make to satisfy the REIT distribution requirements. As a result, we may be required to make additional distributions or, in lieu of that, pay additional corporate income tax, including interest and penalties. To satisfy these obligations, we may be required to borrow funds. In addition, the payment of taxes could cause us to have less cash available to distribute to our stockholders. Moreover, it is possible that legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult, or not possible, for us to dispose of properties on a tax deferred basis.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the "Treasury Department"). Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations, or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

The TCJA significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their stockholders. The TCJA remains unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury Department and IRS, any of which could lessen or increase the impact of the legislation. In addition, it remains unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While some of the changes made by the TCJA may adversely affect the Company in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis.

Risks Related to Our Common Stock and Corporate Structure

The market price of our equity securities may vary substantially.

The trading prices of equity securities issued by REITs may be affected by changes in market interest rates and other factors. During 2022, our closing daily common stock price fluctuated from a low of $9.42 to a high of $12.68. One of the factors that may influence the price of our common stock or preferred stock in public trading markets is the annual yield from distributions on our common stock or preferred stock, if any, as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of our stock to demand a higher annual yield, which could reduce the market price of our equity securities.

In addition, other factors that could affect the market price of our equity securities include the following:

- the continuing impact of the COVID-19 pandemic on our hotel operations and future earnings;
- inflation causing our hotel expenses to increase at higher rates than our hotel revenue;
- a U.S. recession impacting the market for common equity generally;
- actual or anticipated variations in our quarterly or annual results of operations;
- changes in market valuations or investment return requirements of companies in the hotel or real estate industries;
- changes in expectations of our future financial performance, changes in our estimates by securities analysts or failures to achieve those expectations or estimates;
- the trading volumes of our stock;

- additional issuances or repurchases of our common stock or other securities, including the issuance or repurchase of our preferred stock;
- the addition or departure of board members or senior management;
- disputes with any of our lenders or managers or franchisors; and
- announcements by us, our competitors or other industry participants of acquisitions, investments or strategic alliances.

Distributions to our common stockholders may vary.

Due to the COVID-19 pandemic, we suspended our common stock quarterly dividend beginning with the second quarter of 2020 to preserve liquidity. As hotel demand improved during 2021 and 2022, we reinstated our common stock quarterly dividend in the third quarter of 2022. Any future common stock dividends will be determined by our board of directors after considering our obligations under our various financing agreements, projected taxable income, compliance with our debt covenants, long-term operating projections, expected capital requirements and risks affecting our business. Furthermore, our board of directors may elect to pay dividends on our common stock by any means allowed under the Code, including a combination of cash and shares of our common stock. We cannot assure you as to the timing or amount of future dividends on our common stock.

During the past three years, we paid quarterly cash dividends on our common stock as follows:

	2020	2021	2022	2023
January	$ 0.59	$ 0.00	$ 0.00	$ 0.05
April	$ 0.05	$ 0.00	$ 0.00	
July	$ 0.00	$ 0.00	$ 0.00	
October	$ 0.00	$ 0.00	$ 0.05	

Distributions on our common stock may be made in the form of cash, stock, or a combination of both.

As a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders. Typically, we generate cash for distributions through our operations, the disposition of assets or the incurrence of additional debt. We have elected in the past, and may elect in the future, to pay dividends on our common stock in cash, shares of common stock or a combination of cash and shares of common stock. Changes in our dividend policy could adversely affect the price of our stock.

The IRS may disallow our use of stock dividends to satisfy our distribution requirements.

We may elect to satisfy our REIT distribution requirements in the form of shares of our common stock along with cash. We have previously received private letter rulings from the IRS regarding the treatment of these distributions for purposes of satisfying our REIT distribution requirements. Since then, the IRS issued Revenue Procedure 2017-45, allowing REITs to limit the cash component of their dividends to not less than 20% if certain procedures are followed. More recently, the IRS issued Revenue Procedure 2021-53, temporarily reducing the cash component of a REIT's dividends to not less than 10%. However, we have no assurance that the IRS will continue to provide such relief in the future; in which case, we may make cash/common stock distributions prior to receiving a private letter ruling. Should the IRS disallow our future use of cash/common stock dividends, the distribution would not qualify for purposes of meeting our distribution requirements, and we would need to make additional all cash distributions to satisfy the distribution requirement through the use of the deficiency dividend procedures outlined in the Code.

Shares of our common stock that are or become available for sale could affect the share price.

We have in the past, and may in the future, issue additional shares of common stock to raise the capital necessary to finance hotel acquisitions, fund capital expenditures, redeem our preferred stock, repay indebtedness or for other corporate purposes. Sales of a substantial number of shares of our common stock, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. In addition, we have reserved 3.75 million shares of our common stock for issuance under the Company's 2022 Incentive Award Plan, and 3,731,191 shares remained available for future issuance as of December 31, 2022.

Our earnings and cash distributions may affect the market price of our common stock.

We believe that the market value of a REIT's equity securities is based primarily on the value of the REIT's owned real estate, capital structure, debt levels and perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings. Because our market value is based on a combination of factors, shares of our common stock may trade at prices that are higher or lower than the value per share of our underlying net assets. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flow to stockholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our common stock. Our failure to meet our expectations or the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

Provisions of Maryland law and our organizational documents may limit the ability of a third party to acquire control of the Company and may serve to limit our stock price.

Provisions of Maryland law and our charter and bylaws could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of us, and may have the effect of entrenching our management and members of our board of directors, regardless of performance. These provisions include the following:

Aggregate Stock and Common Stock Ownership Limits. In order for us to qualify as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year. To assure that we will not fail to qualify as a REIT under this test, subject to some exceptions, our charter prohibits any stockholder from owning beneficially or constructively more than 9.8% (in number or value, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% of the value of the outstanding shares of our capital stock. Any attempt to own or transfer shares of our capital stock in excess of the ownership limit without the consent of our board of directors will be void and could result in the shares (and all dividends thereon) being automatically transferred to a charitable trust. The board of directors has granted waivers of the aggregate stock and common stock ownership limits to certain "look through entities" such as mutual or investment funds. This ownership limitation may prevent a third party from acquiring control of us if our board of directors does not grant an exemption from the ownership limitation, even if our stockholders believe the change in control is in their best interests. These restrictions will not apply if our board of directors determines that it no longer is in our best interests to continue to qualify as a REIT, or that compliance with the restrictions on transfer and ownership no longer is required for us to qualify as a REIT.

Authority to Issue Stock. Our charter authorizes our board of directors to cause us to issue up to 500,000,000 shares of common stock and up to 100,000,000 shares of preferred stock. Our charter authorizes our board of directors to amend our charter without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of our stock that it has authority to issue, to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including change of control transactions offering a premium over the market price of shares of our common stock, even if our stockholders believe that a change of control is in their interest.

Number of Directors, Board Vacancies, Term of Office. Under our charter and bylaws, we have elected to be subject to certain provisions of Maryland law which vest in the board of directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will hold office until the next annual meeting of stockholders, and until his or her successor is elected and qualifies. As a result, stockholder influence over these matters is limited. Notwithstanding the foregoing, we amended our corporate governance guidelines in 2017 to provide that the board shall be required to accept any resignation tendered by a nominee who is already serving as a director if such nominee shall have received more votes "against" or "withheld" than "for" his or her election at each of two consecutive annual meetings of stockholders for the election of directors at which a quorum was present and the number of director nominees equaled the number of directors to be elected at each such annual meeting of stockholders.

Limitation on Stockholder Requested Special Meetings. Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast by the stockholders at such meeting. This provision makes it more difficult for stockholders to call special meetings.

Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of our stockholders. This bylaw provision limits the ability of our stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified and provided certain required information in a timely manner prior to the meeting.

Authority of our Board to Amend our Bylaws. Our bylaws may be amended, altered, repealed or rescinded (a) by our board of directors or (b) by the stockholders, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors, except with respect to amendments to the provision of our bylaws regarding our opt out of the Maryland Business Combination and Control Share Acquisition Acts, which must be approved by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally in the election of directors.

Duties of Directors. Maryland law requires that a director perform his or her duties as follows: in good faith; in a manner he or she reasonably believes to be in the best interests of the corporation; and with the care that an ordinary prudent person in a like position would use under similar circumstances. The duty of the directors of a Maryland corporation does not require them to: accept, recommend or respond on behalf of the corporation to any proposal by a person seeking to acquire control of the corporation; authorize the corporation to redeem any rights under, or modify or render inapplicable, a stockholders' rights plan; elect on behalf of the corporation to be subject to or refrain from electing on behalf of the corporation to be subject to the unsolicited takeover provisions of Maryland law; make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act; or act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of the directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law. These provisions increase the ability of our directors to respond to a takeover and may make it more difficult for a third party to effect an unsolicited takeover.

Unsolicited Takeover Provisions. Provisions of Maryland law permit the board of a corporation with a class of equity securities registered under the Exchange Act and at least three independent directors, without stockholder approval, to implement possible takeover defenses, such as a classified board or a two-thirds vote requirement for removal of a director. These provisions, if implemented, may make it more difficult for a third party to effect a takeover. In April 2013, however, we amended our charter to prohibit us from dividing directors into classes unless such action is first approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Our board of directors may change our significant corporate policies without the consent of our stockholders.

Our board of directors determines our significant corporate policies, including those related to acquisitions, financing, borrowing, qualification as a REIT and distributions to our stockholders. These policies may be amended or revised at any time at the discretion of our board of directors without the consent of our stockholders. Any policy changes could have an adverse effect on our financial condition, results of operations, the trading price of our common stock and our ability to make distributions to our common and preferred stockholders.

Item 1B.   Unresolved Staff Comments

None.

Item 2. Properties

The following table sets forth additional summary information with respect to our hotels as of December 31, 2022:

Hotel	City	State	Chain Scale Segment	Service Category	Rooms	Manager
Boston Park Plaza	Boston	Massachusetts	Upper Upscale	Full Service	1,060	Highgate
Four Seasons Resort Napa Valley	Calistoga	California	Luxury	Full Service	85	Four Seasons
Hilton New Orleans St. Charles	New Orleans	Louisiana	Upper Upscale	Full Service	252	IHR
Hilton San Diego Bayfront (1)	San Diego	California	Upper Upscale	Full Service	1,190	Hilton
Hyatt Regency San Francisco	San Francisco	California	Upper Upscale	Full Service	821	Hyatt
JW Marriott New Orleans (1)	New Orleans	Louisiana	Luxury	Full Service	501	Marriott
Marriott Boston Long Wharf	Boston	Massachusetts	Upper Upscale	Full Service	415	Marriott
Montage Healdsburg	Healdsburg	California	Luxury	Full Service	130	Montage
Oceans Edge Resort & Marina	Key West	Florida	Upper Upscale	Full Service	175	Singh
Renaissance Long Beach	Long Beach	California	Upper Upscale	Full Service	374	Marriott
Renaissance Orlando at SeaWorld®	Orlando	Florida	Upper Upscale	Full Service	781	Marriott
Renaissance Washington DC	Washington DC	District of Columbia	Upper Upscale	Full Service	807	Marriott
The Bidwell Marriott Portland	Portland	Oregon	Upper Upscale	Full Service	258	Sage
The Confidante Miami Beach	Miami Beach	Florida	Upper Upscale	Full Service	339	Hyatt
Wailea Beach Resort	Wailea	Hawaii	Upper Upscale	Full Service	547	Marriott
Total number of rooms					7,735	

(1) Subject to a ground or airspace lease with an unaffiliated third party. The airspace lease at the JW Marriott New Orleans applies only to certain balcony space fronting Canal Street that is not integral to the hotel's operations.

Item 3.   Legal Proceedings

We are involved from time to time in various claims and legal actions in the ordinary course of our business. We do not believe that the resolution of any such pending legal matters will have a material adverse effect on our financial position or results of operations when resolved.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "SHO."

As of February 8, 2023, we had approximately 22 holders of record of our common stock. However, because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock than record holders. In order to comply with certain requirements related to our qualification as a REIT, our charter limits the number of common shares that may be owned by any single person or affiliated group to 9.8% of the outstanding common shares, subject to the ability of our board to waive this limitation under certain conditions.

After suspending the payment of dividends on our common stock in the second quarter of 2020 due to the COVID-19 pandemic, we reinstated our quarterly common stock dividend payments in the third quarter of 2022. Any future quarterly common stock dividends will be determined by our board of directors after considering our obligations under our various financing agreements, projected taxable income, compliance with our debt covenants, long-term operating projections, expected capital requirements and risks affecting our business.

Information relating to compensation plans under which our equity securities are authorized for issuance is set forth in Part III, Item 12 of this Annual Report on Form 10-K.

In February 2021, the Company's board of directors reauthorized the existing stock repurchase program, allowing the Company to acquire up to an aggregate of $500.0 million of the Company's common and preferred stock. During the three months ended December 31, 2022, the Company repurchased 2,249,764 shares of its common stock for a total purchase price of $21.8 million, including fees and commissions, leaving $391.8 million remaining under the stock repurchase program.

In February 2023, the Company's board of directors reauthorized the existing stock repurchase program and restored the $500.0 million amount of aggregate common and preferred stock allowed to be repurchased under the program. The stock repurchase program has no stated expiration date. Future repurchases will depend on various factors, including the Company's capital needs and restrictions under its various financing agreements, as well as the price of the Company's common and preferred stock.

Sales of Unregistered Securities

None.

Fourth Quarter 2022 Purchases of Equity Securities:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2022 — October 31, 2022	1,170,691	$ 9.67	1,170,691	$ 402,198,662
November 1, 2022 — November 30, 2022	37,011	$ 10.00	37,011	$ 401,828,597
December 1, 2022 — December 31, 2022	1,042,062	$ 9.66	1,042,062	$ 391,763,092
Total	2,249,764	$ 9.67	2,249,764	$ 391,763,092

Item 6. Selected Financial Data

The following table sets forth selected financial information for the Company that has been derived from the consolidated financial statements and notes. This information should be read together with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2022	2021	2020	2019	2018
Operating Data ($ in thousands):					
REVENUES					
Room	$ 576,170	$ 352,974	$ 169,522	$ 767,392	$ 799,369
Food and beverage	240,564	83,915	54,900	272,869	284,668
Other operating	95,319	72,261	43,484	74,906	75,016
Total revenues	912,053	509,150	267,906	1,115,167	1,159,053
OPERATING EXPENSES					
Room	145,285	98,723	76,977	202,889	210,204
Food and beverage	174,146	79,807	63,140	186,436	193,486
Other operating	23,345	14,399	7,636	16,594	17,169
Advertising and promotion	46,979	31,156	23,741	54,369	55,523
Repairs and maintenance	36,801	33,898	27,084	41,619	43,111
Utilities	26,357	20,745	17,311	27,311	29,324
Franchise costs	15,839	11,354	7,060	32,265	35,423
Property tax, ground lease and insurance	68,979	64,139	76,848	83,265	82,414
Other property-level expenses	113,336	71,415	49,854	130,321	132,419
Corporate overhead	35,246	40,269	28,149	30,264	30,247
Depreciation and amortization	126,396	128,682	137,051	147,748	146,449
Impairment losses	3,466	2,685	146,944	24,713	1,394
Total operating expenses	816,175	597,272	661,795	977,794	977,163
Interest and other income (loss)	5,242	(343)	2,836	16,557	10,500
Interest expense	(32,005)	(30,898)	(53,307)	(54,223)	(47,690)
Gain on sale of assets	22,946	152,524	34,298	42,935	116,961
(Loss) gain on extinguishment of debt, net	(936)	(57)	6,146	—	(835)
Income (loss) before income taxes	91,125	33,104	(403,916)	142,642	260,826
Income tax (provision) benefit, net	(359)	(109)	(6,590)	151	(1,767)
NET INCOME (LOSS)	90,766	32,995	(410,506)	142,793	259,059
(Income) loss from consolidated joint venture attributable to noncontrolling interest	(3,477)	1,303	5,817	(7,060)	(8,614)
Preferred stock dividends and redemption charges	(14,247)	(20,638)	(12,830)	(12,830)	(12,830)
INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 73,042	$ 13,660	$ (417,519)	$ 122,903	$ 237,615
Income (loss) from continuing operations attributable to common stockholders per diluted common share	$ 0.34	$ 0.06	$ (1.93)	$ 0.54	$ 1.05
Distributions declared per common share	$ 0.10	$ —	$ 0.05	$ 0.74	$ 0.69
Balance Sheet Data ($ in thousands):					
Investment in hotel properties, net (1) (2)	$ 2,840,928	$ 2,720,016	$ 2,461,498	$ 2,872,353	$ 3,030,998
Total assets (2)	$ 3,082,817	$ 3,041,049	$ 2,985,717	$ 3,918,974	$ 3,972,833
Total debt, net	$ 812,681	$ 609,435	$ 744,789	$ 971,063	$ 977,063
Total liabilities (2)	$ 997,856	$ 801,275	$ 896,338	$ 1,297,903	$ 1,261,662
Equity	$ 2,084,961	$ 2,239,774	$ 2,089,379	$ 2,621,071	$ 2,711,171

(1) Does not include hotels which have been classified as held for sale.

(2) Amounts have not been retrospectively adjusted to reflect the adoption of Accounting Standards Codification, "*Leases (Topic 842)*" on January 1, 2019.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the consolidated financial statements and related notes included elsewhere in this report. This discussion focuses on our financial condition and results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021. A discussion and analysis of the year ended December 31, 2021 as compared to the year ended December 31, 2020 is included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 23, 2022, under the caption "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

Overview

Sunstone Hotel Investors, Inc. is a Maryland corporation. We operate as a self-managed and self-administered real estate investment trust. A REIT is a corporation that directly or indirectly owns real estate assets and has elected to be taxable as a real estate investment trust for federal income tax purposes. To qualify for taxation as a REIT, the REIT must meet certain requirements, including regarding the composition of its assets and the sources of its income. REITs generally are not subject to federal income taxes at the corporate level as long as they pay stockholder dividends equivalent to 100% of their taxable income. REITs are required to distribute to stockholders at least 90% of their REIT taxable income. We own, directly or indirectly, 100% of the interests of Sunstone Hotel Partnership, LLC, which is the entity that directly or indirectly owns our hotel properties. We also own 100% of the interests of our taxable REIT subsidiary, Sunstone Hotel TRS Lessee, Inc., which, directly or indirectly, leases all of our hotels from the Operating Partnership, and engages independent third-parties to manage our hotels.

We own hotels in urban and resort destinations that benefit from significant barriers to entry by competitors and diverse economic drivers. As of December 31, 2022, we owned 15 hotels (the "15 Hotels"), all but two of which (the Boston Park Plaza and the Oceans Edge Resort & Marina) were operated under nationally recognized brands. Our two unbranded hotels are located in top urban and resort destination markets that have enabled them to establish awareness with both group and transient customers.

The following tables summarize our total portfolio and room data from January 1, 2021 through December 31, 2022:

	2022	2021
Portfolio Data—Hotels		
Number of hotels—beginning of year	17	17
Add: Acquisitions	1 (1)	2
Less: Dispositions	(3)	(2)
Number of hotels—end of year	15	17

	2022	2021
Portfolio Data—Rooms		
Number of rooms—beginning of year	8,544	9,017
Add: Acquisitions	339 (1)	215
Less: Dispositions	(1,148)	(688)
Number of rooms—end of year	7,735	8,544
Average rooms per hotel—end of year	516	503

(1) Does not include the Company's 2022 acquisition of the 25.0% noncontrolling partner's ownership interest in the 1,190-room Hilton San Diego Bayfront as the hotel was already fully consolidated in the Company's results and portfolio information.

COVID-19 Impact on our Business

In March 2020, the COVID-19 pandemic was declared a National Public Health Emergency, which led to significant cancellations, corporate and government travel restrictions and an unprecedented decline in hotel demand. As a result, we determined that it was in the best interest of our hotel employees and the communities in which our hotels operate to temporarily suspend operations at the majority our hotels, with the last hotel resuming operations in April 2021. COVID-19 and its variants have had and continue to have a detrimental effect on the hotel industry and our business. While operations have gradually improved since the onset of the pandemic, the Omicron variant in December 2021 led to a slowdown in demand recovery at our hotels. However, travel demand began to recover again in February 2022 as Omicron-related case counts subsided.

During 2022, corporate transient and group demand accelerated, reducing our reliance on leisure demand, which was the dominant source of business at many of our hotels during 2021. Leisure demand continued to be robust throughout most of 2022, but the greatest demand growth was at our urban and group-oriented hotels which experienced increased near-term booking activity, higher than expected attendance at group events and increased business transient demand. The amount of corporate business at our hotels continues to grow and we expect business travel to continue to increase. However, the negative effects of the COVID-19 pandemic on the hotel industry have been unprecedented, and we continue to have limited visibility to predict future operations.

2022 Summary

Demand. Occupancy during 2022 and 2021 at the 12 hotels we owned during both years (the "Existing Portfolio") was as follows:

	January	February	March	April	May	June	July	August	September	October	November	December
2022	37.9 %	53.6 %	67.9 %	75.7 %	73.4 %	75.1 %	74.7 %	70.1 %	72.7 %	76.6 %	68.8 %	57.3 %
2021	14.0 %	24.5 %	31.7 %	42.0 %	47.3 %	50.7 %	60.7 %	50.6 %	48.3 %	55.6 %	56.2 %	54.8 %

Acquisitions. In June 2022, we purchased the 339-room The Confidante Miami Beach for a contractual purchase price of $232.0 million. Also in June 2022, we purchased the 25.0% noncontrolling partner's ownership interest in the Hilton San Diego Bayfront for a contractual purchase price of $102.0 million plus 25.0% of closing date working capital and cash and the effective assumption of the 25.0% noncontrolling partner's share of the existing mortgage loan on the hotel, which was already consolidated in our financial statements. We paid a preliminary purchase price of $101.3 million on the closing date based on estimated working capital and cash amounts, with an additional true-up amount of $2.9 million recognized in the fourth quarter of 2022 based on actual working capital and cash amounts.

Dispositions. During 2022, we sold three hotels. In February 2022, we sold the Hyatt Centric Chicago Magnificent Mile for gross proceeds of $67.5 million, excluding closing costs, and recorded a gain of $11.3 million. In March 2022, we sold the Embassy Suites Chicago and the Hilton Garden Inn Chicago Downtown/Magnificent Mile for combined gross proceeds of $129.5 million, excluding closing costs, and recorded a combined gain of $11.6 million.

Significant Renovations. During 2022, our significant renovations primarily consisted of additional progress on the renovation of the Renaissance Washington DC in preparation for its conversion to the Westin brand in 2023, and the completion of the rooms renovation at the Hyatt Regency San Francisco.

Debt Transactions. In February 2022, we used a portion of the proceeds received from the disposition of the Hyatt Centric Chicago Magnificent Mile to repay $25.0 million of our unsecured Series A Senior Notes and $10.0 million of our unsecured Series B Senior Notes, resulting in remaining balances of $65.0 million and $105.0 million, respectively, as of December 31, 2022.

In March 2022, we elected to early terminate the covenant relief period related to our unsecured debt, having satisfied the financial covenants stipulated in the 2020 and 2021 amendments to our unsecured debt agreements (the "Unsecured Debt Amendments") for the quarter ended December 31, 2021. The Unsecured Debt Amendments were scheduled to provide covenant relief through the end of the third quarter of 2022, with quarterly testing resuming for the period ending September 30, 2022. Following our early termination of the covenant relief period in March 2022, we are no longer subject to additional restrictions on debt issuance and repayment, capital investment, share repurchases and dividend distributions.

In June 2022, we drew a total of $230.0 million under the revolving portion of our credit facility to fund the acquisitions of The Confidante Miami Beach and the noncontrolling partner's 25.0% interest in the Hilton San Diego Bayfront.

In July 2022, we entered into a Second Amended and Restated Credit Agreement (the "Amended Credit Agreement") which expanded our unsecured borrowing capacity and extended the maturity of our two unsecured term loans. The Amended Credit Agreement continues to provide for a $500.0 million revolving credit facility, with two six-month extension options, which would result in an extended maturity of July 2027. Under the Amended Credit Agreement, the revolving credit facility bears interest pursuant to a leverage-based pricing grid ranging from 140 basis points to 225 basis points over the applicable adjusted term SOFR. The Amended Credit Agreement increased the balances of both Term Loan 1 and Term Loan 2 to $175.0 million each from $19.4 million and $88.9 million, respectively. In addition, the maturity dates were extended to July 2027 and January 2028 for Term Loan 1 and Term Loan 2, respectively. Under the Amended Credit Agreement, the term loans bear interest pursuant to a leverage-based pricing grid ranging from 135 basis points to 220 basis points over the applicable adjusted term SOFR.

In July 2022, we utilized the proceeds received from the incremental borrowing on the term loans to fully repay the $230.0 million that was outstanding on our revolving credit facility. As of December 31, 2022, we had no amount outstanding on our credit facility, with $500.0 million of capacity available for borrowing under the facility.

In December 2022, we exercised our remaining one-year option to extend the maturity of the mortgage secured by the Hilton San Diego Bayfront to December 2023.

For more details on our 2022 debt transactions, see "*Liquidity and Capital Resources*" below.

Capital Transactions. During 2022, we repurchased 10,245,324 shares of our common stock under our stock repurchase program at an average purchase price of $10.56 per share. As of December 31, 2022, approximately $391.8 million of authorized capacity remains under our stock repurchase program.

Operating Activities

Revenues. Substantially all of our revenues are derived from the operation of our hotels. Specifically, our revenues consist of the following:

- *Room revenue*, which is comprised of revenue realized from the sale of rooms at our hotels;

- *Food and beverage revenue*, which is comprised of revenue realized in the hotel food and beverage outlets as well as banquet and catering events; and

- *Other operating revenue*, which includes ancillary hotel revenue and other items primarily driven by occupancy such as telephone/internet, parking, spa, facility and resort fees, entertainment and other guest services. Additionally, this category includes, among other things, attrition and cancellation revenue, tenant revenue derived from hotel space and marina slips leased by third parties, winery revenue, any business interruption proceeds and any performance guarantee or reimbursements to offset net losses.

Expenses. Our expenses consist of the following:

- *Room expense*, which is primarily driven by occupancy and, therefore, has a significant correlation with room revenue;

- *Food and beverage expense*, which is primarily driven by hotel food and beverage sales and banquet and catering bookings and, therefore, has a significant correlation with food and beverage revenue;

- *Other operating expense*, which includes the corresponding expense of other operating revenue, advertising and promotion, repairs and maintenance, utilities and franchise costs;

- *Property tax, ground lease and insurance expense*, which includes the expenses associated with property tax, ground lease and insurance payments, each of which is primarily a fixed expense, however property tax is subject to regular revaluations based on the specific tax regulations and practices of each municipality, along with our cash and noncash operating lease expenses, general excise tax assessed by Hawaii and city taxes imposed by San Francisco;

- *Other property-level expenses*, which includes our property-level general and administrative expenses, such as payroll, benefits and other employee-related expenses, contract and professional fees, credit and collection expenses, employee recruitment, relocation and training expenses, labor dispute expenses, consulting fees, management fees and other expenses;

- *Corporate overhead expense,* which includes our corporate-level expenses, such as payroll, benefits and other employee-related expenses, amortization of deferred stock compensation, business acquisition and due diligence expenses, legal expenses, association, contract and professional fees, board of director expenses, entity-level state franchise and minimum taxes, travel expenses, office rent and other customary expenses;

- *Depreciation and amortization expense*, which includes depreciation on our hotel buildings, improvements and FF&E, along with amortization on our finance lease right-of-use asset (prior to the related hotel's sale in February 2022), franchise fees and certain intangibles. Additionally, this category includes depreciation and amortization related to FF&E for our corporate office; and

- *Impairment losses*, which includes the charges we have recognized to reduce the carrying values of certain hotels or our corporate headquarters on our balance sheet to their fair values in association with our impairment evaluations, along with the write-off of any development costs associated with abandoned projects or any hurricane-related property damage.

Other Revenue and Expense. Other revenue and expense consists of the following:

- *Interest and other income (loss),* which includes interest we have earned on our restricted and unrestricted cash accounts, as well as any energy or other rebates, property insurance proceeds we have received, miscellaneous income, contingency payments related to sold hotels and any gains or losses we have recognized on sales or redemptions of assets other than real estate investments;

- *Interest expense,* which includes interest expense incurred on our outstanding fixed and variable rate debt and finance lease obligation (prior to the related hotel's sale in February 2022), gains or losses on interest rate derivatives, amortization of deferred financing costs, and any loan or waiver fees incurred on our debt;

- *Gain on sale of assets,* which includes the gains we recognized on our hotel sales that do not qualify as discontinued operations;

- *Loss on extinguishment of debt, net* which includes losses recognized on amendments or early repayments of mortgages or other debt obligations from the accelerated amortization of deferred financing costs, along with any other costs, or gains related to the resolution of contingencies on extinguished debt;

- *Income tax provision*, *net* which includes federal and state income taxes related to continuing operations charged to the Company net of any refundable credits or refunds received, any adjustments to deferred tax assets, liabilities or valuation allowances, and any adjustments to unrecognized tax positions, along with any related interest and penalties incurred;

- *(Income) loss from consolidated joint venture attributable to noncontrolling interest,* which includes net (income) loss attributable to a third-party's 25.0% ownership interest in the joint venture that owned the Hilton San Diego Bayfront prior to our acquisition of the interest in June 2022; and

- *Preferred stock dividends and redemption charges,* which includes dividends accrued on our Series E Cumulative Redeemable Preferred Stock (the "Series E preferred stock") and Series F Cumulative Redeemable Preferred Stock (the "Series F preferred stock") until their redemptions in June 2021 and August 2021, respectively, as well as dividends accrued on our Series G Cumulative Redeemable Preferred Stock (the "Series G preferred stock"), Series H Cumulative Redeemable Preferred Stock (the "Series H preferred stock") and Series I Cumulative Redeemable Preferred Stock (the "Series I preferred stock"), along with any redemption charges on preferred stock redemptions made in excess of net carrying values.

Operating Performance Indicators. The following performance indicators are commonly used in the hotel industry:

- *Occupancy*, which is the quotient of total rooms sold divided by total rooms available;

- *Average daily room rate*, or ADR, which is the quotient of room revenue divided by total rooms sold;

- *Revenue per available room*, or RevPAR, which is the product of occupancy and ADR, and does not include food and beverage revenue, or other operating revenue;

- *RevPAR index,* which is the quotient of a hotel's RevPAR divided by the average RevPAR of its competitors, multiplied by 100. A RevPAR index in excess of 100 indicates a hotel is achieving higher RevPAR than the average of its competitors. In addition to absolute RevPAR index, we monitor changes in RevPAR index;

- *EBITDAre*, which is net income (loss) excluding: interest expense; benefit or provision for income taxes, including any changes to deferred tax assets, liabilities or valuation allowances and income taxes applicable to the sale of assets; depreciation and amortization; gains or losses on disposition of depreciated property (including gains or losses on change in control); and any impairment write-downs of depreciated property;

- *Adjusted EBITDAre, excluding noncontrolling interest*, which is EBITDA*re* adjusted to exclude: the net income (loss) allocated to a third-party's 25.0% ownership interest in the joint venture that owned the Hilton San Diego Bayfront prior to our acquisition of the interest in June 2022, along with the noncontrolling partner's pro rata share of any EBITDA*re* components; amortization of deferred stock compensation; amortization of contract intangibles; amortization of right-of-use assets and obligations; the cash component of ground lease expense for any finance lease obligation that was included in interest expense; the impact of any gain or loss from undepreciated asset sales or property damage from natural disasters; any lawsuit settlement costs; the write-off of development costs associated with abandoned projects;

property-level restructuring, severance and management transition costs; debt resolution costs; and any other nonrecurring identified adjustments;

- *Funds from operations ("FFO") attributable to common stockholders*, which is net income (loss) and preferred stock dividends and any redemption charges, excluding: gains and losses from sales of property; real estate-related depreciation and amortization (excluding amortization of deferred financing costs and right-of-use assets and obligations); any real estate-related impairment losses; and the noncontrolling partner's pro rata share of net income (loss) and any FFO components prior to our acquisition of the noncontrolling partner's interest in June 2022; and

- *Adjusted FFO attributable to common stockholders*, which is FFO attributable to common stockholders adjusted to exclude: amortization of deferred stock compensation; amortization of contract intangibles; real estate-related amortization of right-of-use assets and obligations; noncash interest on our derivatives and any finance lease obligations; income tax benefits or provisions associated with any changes to deferred tax assets, liabilities or valuation allowances, the application of net operating loss carryforwards and uncertain tax positions; gains or losses due to property damage from natural disasters; any lawsuit settlement costs; the write-off of development costs associated with abandoned projects; non-real estate-related impairment losses; property-level restructuring, severance and management transition costs; debt resolution costs; preferred stock redemption charges; the noncontrolling partner's pro rata share of any Adjusted FFO components prior to our acquisition of the noncontrolling partner's interest in June 2022; and any other nonrecurring identified adjustments.

Factors Affecting Our Operating Results. The primary factors affecting our operating results include overall demand for hotel rooms, the pace of new hotel development, or supply, and the relative performance of our operators in increasing revenue and controlling hotel operating expenses.

- *Demand.* The demand for lodging has traditionally been closely linked with the performance of the general economy. Our hotels are classified as either upper upscale or luxury hotels. In an economic downturn, these types of hotels may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates in part because upper upscale and luxury hotels generally target business and high-end leisure travelers. In periods of economic difficulty, including those caused by pandemics and inflation, business and leisure travelers may reduce costs by limiting travel or by using lower cost accommodations. In addition, operating results at our hotels in resort markets may be negatively affected by reduced demand from domestic travelers due to pent up desire for international travel as international pandemic-related travel restrictions are lifted; whereas operating results at our hotels in gateway markets may be negatively affected by reduced demand from international travelers due to financial conditions in their home countries or a material strengthening of the U.S. dollar in relation to other currencies. Also, volatility in transportation fuel costs, increases in air and ground travel costs and decreases in airline capacity may reduce the demand for our hotels.

- *Supply*. The addition of new competitive hotels affects the ability of existing hotels to absorb demand for lodging and, therefore, impacts the ability to generate growth in RevPAR and profits. The development of new hotels is largely driven by construction costs and expected performance of existing hotels. Prior to the COVID-19 pandemic, U.S. hotel supply continued to increase. On a market-by-market basis, some markets experienced new hotel room openings at or greater than historic levels, including in Boston, Orlando and Portland. Additionally, an increase in the supply of vacation rental or sharing services such as Airbnb affects the ability of existing hotels to generate growth in RevPAR and profits. We believe that both new full-service hotel construction and new hotel openings will be delayed in the near-term due to several factors, including COVID-19's effect on the economy, increased borrowing costs and increased materials and construction costs.

- *Revenues and Expenses*. We believe that marginal improvements in RevPAR index, even in the face of declining revenues, are a good indicator of the relative quality and appeal of our hotels, and our operators' effectiveness in maximizing revenues. Similarly, we also evaluate our operators' effectiveness in minimizing incremental operating expenses in the context of increasing revenues or, conversely, in reducing operating expenses in the context of declining revenues. Inflationary pressures could increase operating costs, which could limit our operators' effectiveness in minimizing expenses.

Operating Results. The following table presents our operating results for our total portfolio for the years ended December 31, 2022 and 2021, including the amount and percentage change in the results between the two periods.

	2022	2021	Change $	Change %
		(in thousands, except statistical data)		
REVENUES				
Room	$ 576,170	$ 352,974	$ 223,196	63.2 %
Food and beverage	240,564	83,915	156,649	186.7 %
Other operating	95,319	72,261	23,058	31.9 %
Total revenues	912,053	509,150	402,903	79.1 %
OPERATING EXPENSES				
Hotel operating	537,731	354,221	183,510	51.8 %
Other property-level expenses	113,336	71,415	41,921	58.7 %
Corporate overhead	35,246	40,269	(5,023)	(12.5)%
Depreciation and amortization	126,396	128,682	(2,286)	(1.8)%
Impairment losses	3,466	2,685	781	29.1 %
Total operating expenses	816,175	597,272	218,903	36.7 %
Interest and other income (loss)	5,242	(343)	5,585	1,628.3 %
Interest expense	(32,005)	(30,898)	(1,107)	(3.6)%
Gain on sale of assets	22,946	152,524	(129,578)	(85.0)%
Loss on extinguishment of debt, net	(936)	(57)	(879)	(1,542.1)%
Income before income taxes	91,125	33,104	58,021	175.3 %
Income tax provision, net	(359)	(109)	(250)	(229.4)%
NET INCOME	90,766	32,995	57,771	175.1 %
(Income) loss from consolidated joint venture attributable to noncontrolling interest	(3,477)	1,303	(4,780)	(366.8)%
Preferred stock dividends and redemption charges	(14,247)	(20,638)	6,391	31.0 %
INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 73,042	$ 13,660	$ 59,382	434.7 %

Summary of Operating Results. The following items significantly impact the year-over-year comparability of our operations:

- *COVID-19*: Our operations have been and continue to be affected by COVID-19 and its variants. Since our portfolio's pandemic-induced occupancy low point in April 2020, our hotels have generated RevPAR improvements driven by demand growth and continued rate strength across our portfolio. Consequently, the results of our operations in 2022 are not comparable to 2021.

- *Hotel Acquisitions*: In April 2021, December 2021 and June 2022, we purchased the Montage Healdsburg, the Four Seasons Resort Napa Valley and The Confidante Miami Beach (the "Three Recently Acquired Hotels"), respectively, resulting in increased revenues, operating expenses and depreciation expense in 2022 as compared to 2021.

- *Hotel Dispositions*: In February 2022, we sold the Hyatt Centric Chicago Magnificent Mile, and in March 2022 we sold both the Embassy Suites Chicago and the Hilton Garden Inn Chicago Downtown/Magnificent Mile. In addition, in October 2021 and December 2021, we sold the Renaissance Westchester and the Embassy Suites La Jolla, respectively. As a result of these five hotel dispositions (the "Five Disposed Hotels"), our revenues, operating expenses and depreciation expense in 2022 are not comparable to 2021.

Room Revenue. Room revenue increased $223.2 million, or 63.2%, in 2022 as compared to 2021 as follows:

- Room revenue at the Existing Portfolio increased $219.9 million. Occupancy increased 2,220 basis points and the average daily room rate increased 18.1%, resulting in a 76.6% increase in RevPAR:

	2022			2021			Change		
	Occ%	ADR	RevPAR	Occ%	ADR	RevPAR	Occ%	ADR	RevPAR
Existing Portfolio	67.0 %	$ 288.41	$ 193.23	44.8 %	$ 244.17	$ 109.39	2,220 bps	18.1 %	76.6 %
Three Recently Acquired Hotels	57.9 %	$ 758.45	$ 439.14	N/A	N/A	N/A	N/A	N/A	N/A

- The Three Recently Acquired Hotels caused room revenue to increase by $41.7 million.
- The Five Disposed Hotels caused room revenue to decrease by $38.4 million.

Food and Beverage Revenue. Food and beverage revenue increased $156.6 million, or 186.7%, in 2022 as compared to 2021 as follows:

- Food and beverage revenue at the Existing Portfolio increased $138.2 million.
- The Three Recently Acquired Hotels caused food and beverage revenue to increase by $21.2 million.
- The Five Disposed Hotels caused food and beverage revenue to decrease by $2.8 million.

Other Operating Revenue. Other operating revenue increased $23.1 million, or 31.9%, in 2022 as compared to 2021 as follows:

- Other operating revenue at the Existing Portfolio increased $19.6 million, which includes a total of $11.0 million in business interruption proceeds recognized in 2022, $1.0 million in the first quarter of 2022 related to Hurricane Ida disruption in 2021 at the Hilton New Orleans St. Charles and $10.0 million in the fourth quarter of 2022 related to COVID-19 disruption at our hotels. In addition, other operating revenue at the Existing Portfolio increased due to increases in internet, parking, retail, facility and resort fees, spa, marina, cancellation fees, tenant rent and contract commissions. These increases were partially offset by a $10.2 million reimbursement in 2021 to offset net losses at the Hyatt Regency San Francisco as stipulated by the hotel's operating lease agreement, with no corresponding reimbursement recognized in 2022.
- The Three Recently Acquired Hotels caused other operating revenue to increase by $8.4 million.
- The Five Disposed Hotels caused other operating revenue to decrease by $4.9 million.

Hotel Operating Expenses. Hotel operating expenses, which are comprised of room, food and beverage, advertising and promotion, repairs and maintenance, utilities, franchise costs, property tax, ground lease and insurance and other hotel operating expenses increased $183.5 million, or 51.8%, in 2022 as compared to 2021 as follows:

- Hotel operating expenses at the Existing Portfolio increased $172.3 million, primarily corresponding to the increases in the Existing Portfolio's revenues and occupancy rates, along with increased property and liability insurance and property taxes. In addition, utility expenses at the Existing Portfolio increased due to increases in the cost of natural gas, and while our hotels were not significantly impacted by Hurricane Ian in late September 2022, related restoration expenses recognized at two of our Florida hotels totaled $0.3 million in the fourth quarter of 2022. Partially offsetting these increased expenses, Hurricane Ida-related restoration expenses at our New Orleans hotels totaled $1.6 million in 2022 as compared to $4.2 million in 2021.
- The Three Recently Acquired Hotels caused hotel operating expenses to increase by $54.6 million.
- The Five Disposed Hotels caused hotel operating expenses to decrease by $43.4 million.

Other Property-Level Expenses. Other property-level expenses increased $41.9 million, or 58.7%, in 2022 as compared to 2021 as follows:

- Other property-level expenses at the Existing Portfolio increased $37.0 million, including a $15.6 million increase in management fees related to the increases in the Existing Portfolio's revenues. Additional increases to other property-level expenses at the Existing Portfolio included payroll and related expenses, contract and professional fees, credit card commissions, dues and subscriptions, employee recruiting and training expenses, licenses and permits, supply expenses and travel expenses.
- The Three Recently Acquired Hotels caused other property-level expenses to increase by $11.7 million.
- The Five Disposed Hotels caused other property-level expenses to decrease by $6.8 million.

Corporate Overhead Expense. Corporate overhead expense decreased $5.0 million, or 12.5%, during 2022 as compared to 2021, primarily due to decreased payroll expenses, deferred stock amortization expense and board of director expenses related to chief executive officer transition costs recognized in 2021. In addition, deferred stock compensation decreased due to the 2021 retirement of our former chief operating officer. These decreased expenses were partially offset by increased due diligence expenses, professional fees, travel expenses and expenses related to financing no longer being pursued.

In the fourth quarter of 2022, we determined we could reduce our future operating expenses by relocating our corporate headquarters to decrease the amount of space we occupy and to secure a lower rental cost per square foot. As such, we executed a sublease agreement with an unaffiliated party for the remainder of the original ten-year lease term and relocated our headquarters in January 2023. We estimate that the expected income generated under the sublease, combined with the decreased rent expense on our new corporate headquarters and the impairment taken in 2022 on our office operating lease right-of-use asset, will reduce corporate overhead expense by approximately $1.1 million per year until the original lease terminates in August 2028.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $2.3 million, or 1.8%, in 2022 as compared to 2021 as follows:

- Depreciation and amortization expense related to the Existing Portfolio increased $0.7 million due to increased depreciation and amortization at our newly renovated hotels, partially offset by decreased expense due to fully depreciated assets.
- The Three Recently Acquired Hotels caused depreciation and amortization to increase by $10.3 million.
- The Five Disposed Hotels resulted in a decrease in depreciation and amortization of $13.3 million.

Impairment Losses. Impairment losses totaled $3.5 million in 2022 and $2.7 million in 2021. In 2022, in connection with an initiative to reduce future operating expenses, we recorded a noncash impairment loss of $3.5 million related to the relocation of our corporate headquarters. The $3.5 million consisted of a $1.4 million write-down of tenant improvements, net at our former corporate headquarters and a $2.1 million write-down of the related office operating lease right-of-use asset, net.

In 2021, we recorded an impairment loss of $2.7 million on the Hilton New Orleans St. Charles due to Hurricane Ida-related damage at the hotel.

Interest and Other Income (Loss). Interest and other income (loss) totaled income of $5.2 million in 2022 as compared to a loss of $0.3 million in 2021. In 2022, we recognized $4.4 million in insurance proceeds for Hurricane Ida-related property damage at our New Orleans hotels and $0.8 million in interest income.

During 2021, we accrued a post-closing contingency of $0.4 million to the current owner of a hotel we sold in 2018, and we recognized $0.1 million in interest income.

Interest Expense. We incurred interest expense as follows (in thousands):

	2022	2021
Interest expense on debt and finance lease obligation	$ 31,713	$ 31,378
Noncash interest on derivatives, net	(2,194)	(3,405)
Amortization of deferred financing costs	2,486	2,925
Total interest expense	$ 32,005	$ 30,898

Interest expense increased $1.1 million, or 3.6%, in 2022 as compared to 2021 as follows:

Interest expense on our debt and finance lease obligation increased $0.3 million in 2022 as compared to 2021 primarily due to our second quarter 2022 draws on our credit facility and the additional amounts borrowed under our term loans in July 2022, as well as increased interest on our variable rate debt. These increases were partially offset by decreased interest due to our 2022 and 2021 debt transactions, including our partial repayments of the senior notes and term loans in February 2022 and December 2021, respectively, and the assignment of the loan secured by the Embassy Suites La Jolla to the hotel's buyer in December 2021. In addition, interest expense on our finance lease obligation decreased due to our sale of the Hyatt Centric Chicago Magnificent Mile in February 2022.

Noncash changes in the fair market value of our derivatives caused interest expense to increase $1.2 million in 2022 as compared to 2021.

The amortization of deferred financing costs caused interest expense to decrease $0.4 million in 2022 as compared to 2021.

Our weighted average interest rate per annum, including our variable rate debt obligation, was approximately 5.04% and 3.7% at December 31, 2022 and 2021, respectively. Approximately 42.4% and 64.0% of our outstanding notes payable had fixed interest rates or had been swapped to fixed interest rates at December 31, 2022 and 2021, respectively.

Gain on Sale of Assets. Gain on sale of assets totaled $22.9 million and $152.5 million in 2022 and 2021, respectively. In 2022, we recognized an $11.3 million gain on the sale of the Hyatt Centric Chicago Magnificent Mile and an $11.6 million gain on the combined sale of the Embassy Suites Chicago and the Hilton Garden Inn Chicago Downtown Magnificent Mile.

In 2021, we recognized a $3.7 million gain on the sale of the Renaissance Westchester and a $148.8 million gain on the sale of the Embassy Suites La Jolla.

Loss on Extinguishment of Debt, Net. Loss on extinguishment of debt, net totaled $0.9 million and $0.1 million in 2022 and 2021, respectively. During 2022, we recognized a loss of $1.0 million related to lender fees and the accelerated amortization of deferred financing costs associated with our July 2022 Amended Credit Agreement and the February 2022 repayments of a portion of our senior notes. In addition, we recognized a $0.1 million gain associated with the assignment of the Hilton Times Square to the hotel's mortgage holder due to reassessments of the potential employee-related obligations currently held in escrow.

During 2021, we recognized a loss of $0.4 million related to the accelerated amortization of deferred financing costs associated with the repayments of a portion of our term loans and the assignment of the mortgage secured by the Embassy Suites La Jolla to the hotel's buyer. In addition, we recognized a gain of $0.3 million associated with the assignment of the Hilton Times Square to the hotel's mortgage holder due to reassessments of the potential employee-related obligations currently held in escrow.

Income Tax Provision, Net. We lease our hotels to the TRS Lessee and its subsidiaries, which are subject to federal and state income taxes. In addition, we and the Operating Partnership may also be subject to various state and local income taxes.

In 2022, we recognized a net current income tax provision of $0.4 million, resulting from $0.8 million in current state income tax expense, partially offset by a state tax credit of $0.4 million associated with solar improvements at the Wailea Beach Resort.

In 2021, we recognized a net current income tax provision of $0.1 million, resulting from current state income tax expense.

(Income) loss from Consolidated Joint Venture Attributable to Noncontrolling Interest. (Income) loss from consolidated joint venture attributable to noncontrolling interest, which represents the outside 25.0% interest in the entity that owned the Hilton San Diego Bayfront, totaled income of $3.5 million and a loss of $1.3 million in 2022 and 2021, respectively.

In June 2022, we acquired the outside 25.0% interest in the entity that owned the Hilton San Diego Bayfront, resulting in our 100% ownership of the hotel.

Preferred Stock Dividends and Redemption Charges. Preferred stock dividends and redemption charges decreased $6.4 million, or 31.0%, in 2022 as compared to 2021 due to the redemptions of our Series E preferred stock and Series F preferred stock, partially offset by the issuances of our Series G preferred stock, Series H preferred stock and Series I preferred stock.

Preferred stock dividends and redemption charges were incurred as follows (in thousands):

	2022	2021
Series E preferred stock	$ —	$ 7,568 (1)
Series F preferred stock	—	5,593 (1)
Series G preferred stock	1,503	619
Series H preferred stock	7,044	4,246
Series I preferred stock	5,700	2,612
	$ 14,247	$ 20,638

(1) Includes redemption charges of $4.0 million and $2.6 million related to the original issuance costs of the Series E preferred stock and Series F preferred stock, respectively, which were previously included in additional paid in capital.

Non-GAAP Financial Measures. We use the following "non-GAAP financial measures" that we believe are useful to investors as key supplemental measures of our operating performance: EBITDA*re*; Adjusted EBITDA*re*, excluding noncontrolling interest; FFO attributable to common stockholders; Adjusted FFO attributable to common stockholders; and Existing Portfolio revenues. These measures should not be considered in isolation or as a substitute for measures of performance in accordance with accounting principles generally accepted in the United States ("GAAP"). In addition, our calculation of these measures may not be comparable to other companies that do not define such terms exactly the same as the Company. These non-GAAP measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to net income (loss), cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. For example, we believe that Existing Portfolio revenues are useful to both us and investors in evaluating our operating performance by removing the impact of non-hotel results such as the amortization of contract intangibles. We also believe that our use of Existing Portfolio revenues is useful to both us and our investors as it facilitates the comparison of our operating results from period to period by removing fluctuations caused by acquisitions and dispositions. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure.

We present EBITDA*re* in accordance with guidelines established by the National Association of Real Estate Investment Trusts ("NAREIT"), as defined in its September 2017 white paper "Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate." We believe EBITDA*re* is a useful performance measure to help investors evaluate and compare the results of our operations from period to period in comparison to our peers. NAREIT defines EBITDA*re* as net income (calculated in accordance with GAAP) plus interest expense, income tax expense, depreciation and amortization, gains or losses on the disposition of depreciated property (including gains or losses on change in control), impairment write-downs of depreciated property and of investments in unconsolidated affiliates caused by a decrease in the value of depreciated property in the affiliate, and adjustments to reflect the entity's share of EBITDA*re* of unconsolidated affiliates.

We make additional adjustments to EBITDA*re* when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful information to investors regarding our operating performance, and that the presentation of Adjusted EBITDA*re*, excluding noncontrolling interest, when combined with the primary GAAP presentation of net income, is beneficial to an investor's complete understanding of our operating performance. In addition, we use both EBITDA*re* and Adjusted EBITDA*re*, excluding noncontrolling interest as measures in determining the value of hotel acquisitions and dispositions. We adjust EBITDA*re* for the following items, which may occur in any period, and refer to this measure as Adjusted EBITDA*re*, excluding noncontrolling interest:

- *Amortization of deferred stock compensation*: we exclude the noncash expense incurred with the amortization of deferred stock compensation as this expense is based on historical stock prices at the date of grant to our corporate employees and does not reflect the underlying performance of our hotels.

- *Amortization of contract intangibles*: we exclude the noncash amortization of any favorable or unfavorable contract intangibles recorded in conjunction with our hotel acquisitions. We exclude the noncash amortization of contract intangibles because it is based on historical cost accounting and is of lesser significance in evaluating our actual performance for the current period.

- *Amortization of right-of-use assets and obligations*: we exclude the amortization of our right-of-use assets and related lease obligations, as these expenses are based on historical cost accounting and do not reflect the actual rent amounts due to the respective lessors or the underlying performance of our hotels.

- *Finance lease obligation interest – cash ground rent*: we include an adjustment for the cash finance lease expense recorded on the building lease at the Hyatt Centric Chicago Magnificent Mile (prior to the hotel's sale in February 2022). We determined that the building lease is a finance lease, and, therefore, we included a portion of the lease payment each month in interest expense. We adjust EBITDA*re* for the finance lease in order to more accurately reflect the actual rent due to the hotel's lessor in the current period, as well as the operating performance of the hotel.

- *Undepreciated asset transactions*: we exclude the effect of gains and losses on the disposition of undepreciated assets because we believe that including them in Adjusted EBITDA*re*, excluding noncontrolling interest is not consistent with reflecting the ongoing performance of our assets.

- *Gains or losses from debt transactions*: we exclude the effect of finance charges and premiums associated with the extinguishment of debt, including the acceleration of deferred financing costs from the original issuance of the debt being redeemed or retired because, like interest expense, their removal helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure.

- *Acquisition costs*: under GAAP, costs associated with acquisitions that meet the definition of a business are expensed in the year incurred. We exclude the effect of these costs because we believe they are not reflective of the ongoing performance of the Company or our hotels.

- *Noncontrolling interest*: we exclude the noncontrolling partner's pro rata share of the net (income) loss allocated to the Hilton San Diego Bayfront partnership prior to our acquisition of the noncontrolling partner's interest in June 2022, as well as the noncontrolling partner's pro rata share of any EBITDA*re* and Adjusted EBITDA*re* components.

- *Cumulative effect of a change in accounting principle*: from time to time, the Financial Accounting Standards Board ("FASB") promulgates new accounting standards that require the consolidated statement of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments, which include the accounting impact from prior periods, because they do not reflect our actual performance for that period.

- *Other adjustments*: we exclude other adjustments that we believe are outside the ordinary course of business because we do not believe these costs reflect our actual performance for the period and/or the ongoing operations of our hotels. Such items may include: lawsuit settlement costs; the write-off of development costs associated with abandoned projects; property-level restructuring, severance and management transition costs; debt resolution costs; lease terminations; property insurance restoration proceeds or uninsured losses; and other non-recurring identified adjustments.

The following table reconciles our net income to EBITDA*re* and Adjusted EBITDA*re*, excluding noncontrolling interest for our total portfolio for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Net income	$ 90,766	$ 32,995
Operations held for investment:		
Depreciation and amortization	126,396	128,682
Interest expense	32,005	30,898
Income tax provision, net	359	109
Gain on sale of assets	(22,946)	(152,442)
Impairment losses - depreciable assets	1,379	2,685
EBITDA*re*	227,959	42,927
Operations held for investment:		
Amortization of deferred stock compensation	10,891	12,788
Amortization of right-of-use assets and obligations	(1,409)	(1,344)
Amortization of contract intangibles, net	(61)	—
Finance lease obligation interest - cash ground rent	(117)	(1,404)
Loss on extinguishment of debt, net	936	57
Prior year property tax adjustments, net	—	(1,384)
Hurricane-related (insurance restoration proceeds) losses, net	(2,755)	4,233
Property-level severance	729	4,278
Lawsuit settlement cost	—	712
Costs associated with financing no longer pursued	697	—
CEO transition costs	—	8,791
Impairment loss - right-of-use asset	2,087	—
Noncontrolling interest:		
(Income) loss from consolidated joint venture attributable to noncontrolling interest	(3,477)	1,303
Depreciation and amortization	(1,456)	(3,198)
Interest expense	(374)	(661)
Amortization of right-of-use asset and obligation	132	290
Lawsuit settlement cost	—	(178)
Adjustments to EBITDA*re*, net	5,823	24,283
Adjusted EBITDA*re*, excluding noncontrolling interest	$ 233,782	$ 67,210

Adjusted EBITDA*re*, excluding noncontrolling interest increased $166.6 million, or 247.8%, in 2022 as compared to 2021 primarily due to the following:

- Adjusted EBITDA*re* at the Existing Portfolio increased $167.1 million, or 230.2%, in 2022 as compared to 2021, primarily due to the changes in the Existing Portfolio's revenues and expenses included in the discussion above regarding the operating results for 2022.
- The Three Recently Acquired Hotels recorded Adjusted EBITDA*re* of $13.0 million in 2022. The Montage Healdsburg and the Four Seasons Resort Napa Valley, acquired in April 2021 and December 2021, respectively, recorded combined Adjusted EBITDA*re* of $7.8 million in 2021.
- The Five Disposed Hotels recorded net negative Adjusted EBITDA*re* of $2.2 million in 2022 as compared to net negative Adjusted EBITDA*re* of $2.0 million in 2021.

We believe that the presentation of FFO attributable to common stockholders provides useful information to investors regarding our operating performance because it is a measure of our operations without regard to specified noncash items such as real estate depreciation and amortization, any real estate impairment loss and any gain or loss on sale of real estate assets, all of which are based on historical cost accounting and may be of lesser significance in evaluating our current performance. Our presentation of FFO attributable to common stockholders conforms to the NAREIT definition of "FFO applicable to common shares." Our presentation may not be comparable to FFO reported by other REITs that do not define the terms in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

We also present Adjusted FFO attributable to common stockholders when evaluating our operating performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance, and may facilitate comparisons of operating performance between periods and our peer companies. We adjust FFO attributable to common stockholders for the following items, which may occur in any period, and refer to this measure as Adjusted FFO attributable to common stockholders:

- *Amortization of deferred stock compensation*: we exclude the noncash expense incurred with the amortization of deferred stock compensation as this expense is based on historical stock prices at the date of grant to our corporate employees and does not reflect the underlying performance of our hotels.

- *Amortization of contract intangibles*: we exclude the noncash amortization of any favorable or unfavorable contract intangibles recorded in conjunction with our hotel acquisitions. We exclude the noncash amortization of contract intangibles because it is based on historical cost accounting and is of lesser significance in evaluating our actual performance for the current period.

- *Real estate amortization of right-of-use assets and obligations*: we exclude the amortization of our real estate right-of-use assets and related lease obligations, which includes the amortization of both our finance and operating lease intangibles (with the exception of our corporate operating lease), as these expenses are based on historical cost accounting and do not reflect the actual rent amounts due to the respective lessors or the underlying performance of our hotels.

- *Gains or losses from debt transactions*: we exclude the effect of finance charges and premiums associated with the extinguishment of debt, including the acceleration of deferred financing costs from the original issuance of the debt being redeemed or retired, as well as the noncash interest on our derivatives and finance lease obligation. We believe that these items are not reflective of our ongoing finance costs.

- *Acquisition costs*: under GAAP, costs associated with acquisitions that meet the definition of a business are expensed in the year incurred. We exclude the effect of these costs because we believe they are not reflective of the ongoing performance of the Company or our hotels.

- *Noncontrolling interest*: we deduct the noncontrolling partner's pro rata share of any FFO adjustments related to our consolidated Hilton San Diego Bayfront partnership prior to our acquisition of the noncontrolling partner's interest in June 2022.

- *Cumulative effect of a change in accounting principle*: from time to time, the FASB promulgates new accounting standards that require the consolidated statement of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments, which include the accounting impact from prior periods, because they do not reflect our actual performance for that period.

- *Other adjustments*: we exclude other adjustments that we believe are outside the ordinary course of business because we do not believe these costs reflect our actual performance for that period and/or the ongoing operations of our hotels. Such items may include: lawsuit settlement costs; the write-off of development costs associated with abandoned projects; changes to deferred tax assets, liabilities or valuation allowances; property-level restructuring, severance and management transition costs; debt resolution costs; preferred stock redemption charges; lease terminations; property insurance restoration proceeds or uninsured losses; income tax benefits or provisions associated with the application of net operating loss carryforwards, uncertain tax positions or with the sale of assets other than real estate investments; and other nonrecurring identified adjustments.

The following table reconciles our net income to FFO attributable to common stockholders and Adjusted FFO attributable to common stockholders for our total portfolio for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Net income	$ 90,766	$ 32,995
Preferred stock dividends and redemption charges	(14,247)	(20,638)
Operations held for investment:		
Real estate depreciation and amortization	124,819	126,182
Gain on sale of assets	(22,946)	(152,442)
Impairment losses - hotel properties	—	2,685
Noncontrolling interest:		
(Income) loss from consolidated joint venture attributable to noncontrolling interest	(3,477)	1,303
Real estate depreciation and amortization	(1,456)	(3,198)
FFO attributable to common stockholders	173,459	(13,113)
Operations held for investment:		
Amortization of deferred stock compensation (1)	10,891	12,788
Real estate amortization of right-of-use assets and obligations	(1,155)	336
Amortization of contract intangibles, net	422	—
Noncash interest on derivatives, net	(2,194)	(3,405)
Loss on extinguishment of debt, net	936	57
Prior year property tax adjustments, net	—	(1,384)
Hurricane-related (insurance restoration proceeds) losses, net	(2,755)	4,233
Property-level severance	729	4,278
Lawsuit settlement cost	—	712
Costs associated with financing no longer pursued	697	—
CEO transition costs	—	8,791
Impairment losses - right-of-use and depreciable assets	3,466	—
Preferred stock redemption charges	—	6,640
Noncontrolling interest:		
Real estate amortization of right-of-use asset and obligation	132	290
Lawsuit settlement cost	—	(178)
Noncash interest on derivatives, net	—	(19)
Adjustments to FFO attributable to common stockholders, net	11,169	33,139
Adjusted FFO attributable to common stockholders	$ 184,628	$ 20,026

(1) Amortization of deferred stock compensation has been added to the adjustments to FFO attributable to common stockholders, net for 2021 to conform to the current year's presentation.

Adjusted FFO attributable to common stockholders increased $164.6 million, or 821.9%, in 2022 as compared to 2021 primarily due to the same reasons noted in the discussion above regarding Adjusted EBITDA*re*, excluding noncontrolling interest.

Liquidity and Capital Resources

During the periods presented, our sources of cash included our operating activities and working capital, as well as proceeds from hotel dispositions, our credit facility and term loans, issuances of both common and preferred stock, business interruption and property insurance and contributions from our former joint venture partner. Our primary uses of cash were for capital expenditures for hotels and other assets, acquisitions of hotels and other assets, operating expenses, including funding the negative cash flow at our hotels, repurchases of our common stock, redemptions of our preferred stock, repayments of notes payable and our credit facility, dividends and distributions on our preferred and common stock and distributions to our former joint venture partner. We cannot be certain that traditional sources of funds will be available in the future.

Operating activities. Our net cash provided by or used in operating activities fluctuates primarily as a result of changes in hotel revenue and the operating cash flow of our hotels. Our net cash provided by or used in operating activities may also be affected by changes in our portfolio resulting from hotel acquisitions, dispositions or renovations. Net cash provided by operating activities was $209.4 million in 2022 as compared to $28.4 million in 2021. The net increase in cash provided by operating activities in 2022 as compared to 2021 was primarily due to the increase in travel demand benefiting our hotels and additional operating cash provided by the Three Recently Acquired Hotels, partially offset by a decrease in operating cash caused by the Five Disposed Hotels.

Investing activities. Our net cash provided by or used in investing activities fluctuates primarily as a result of acquisitions, dispositions and renovations of hotels and other assets. Net cash used in investing activities in 2022 and 2021 was as follows (in thousands):

	2022	2021
Proceeds from sales of assets	$ 191,291	$ 183,553
Disposition deposit	—	4,000
Acquisitions of hotel properties and other assets	(232,506)	(363,498)
Proceeds from property insurance	4,369	—
Renovations and additions to hotel properties and other assets	(128,576)	(63,663)
Payment for interest rate derivative	(299)	(80)
Net cash used in investing activities	$ (165,721)	$ (239,688)

In 2022, we received total proceeds of $191.3 million from the sales of three hotels, consisting of $63.2 million for the Hyatt Centric Chicago Magnificent Mile (having already received a $4.0 million deposit in December 2021) and $128.1 million for the Embassy Suites Chicago and the Hilton Garden Inn Chicago Downtown/Magnificent Mile. In addition, we received insurance proceeds of $4.4 million for hurricane-related property damage at the Hilton New Orleans St. Charles. These cash inflows were offset by $232.5 million paid to acquire hotel properties and other assets, consisting of $232.0 million for The Confidante Miami Beach, including closing costs and prorations, and $0.5 million to acquire additional wet and dry boat slips at the Oceans Edge Resort & Marina. In addition, we invested $128.6 million for renovations and additions to our portfolio and other assets and paid $0.3 million for an interest rate cap derivative on debt secured by the Hilton San Diego Bayfront.

In 2021, we received total proceeds of $183.6 million from the sales of two hotels, consisting of $17.1 million for the Renaissance Westchester and $166.5 million for the Embassy Suites La Jolla. In addition, we received a deposit of $4.0 million from the buyer of the Hyatt Centric Chicago Magnificent Mile, which we sold in February 2022. These cash inflows were offset as we paid a total of $363.5 million to acquire two hotels and other assets, consisting of $195.6 million for the Montage Healdsburg, $167.7 million for the Four Seasons Resort Napa Valley, and $0.1 million for additional dry boat slips at the Oceans Edge Resort & Marina. We also invested $63.7 million for renovations and additions to our portfolio and other assets and paid $0.1 million for an interest rate cap derivative on debt secured by the Hilton San Diego Bayfront.

Financing activities. Our net cash provided by or used in financing activities fluctuates primarily as a result of our dividends and distributions paid, issuance and repurchase of common stock, issuance and repayment of notes payable and our credit facility, debt restructurings and issuance and redemption of other forms of capital, including preferred equity. Net cash used in financing activities in 2022 and 2021 was as follows (in thousands):

	2022	2021
Acquisition of noncontrolling interest, including transaction costs	$ (104,261)	$ —
Proceeds from preferred stock offerings	—	215,000
Payment of preferred stock offering costs	—	(7,287)
Redemptions of preferred stock	—	(190,000)
Proceeds from common stock offerings	—	38,443
Payment of common stock offering costs	(91)	(784)
Repurchases of outstanding common stock	(108,442)	—
Repurchases of common stock for employee tax obligations	(3,351)	(4,877)
Proceeds from credit facility	230,000	110,000
Payments on credit facility	(230,000)	(110,000)
Proceeds from notes payable	243,615	—
Payments on notes payable	(38,916)	(79,884)
Payments of deferred financing costs	(7,404)	(397)
Dividends and distributions paid	(24,824)	(13,693)
Distribution to noncontrolling interest	(5,500)	
Contributions from noncontrolling interest	—	1,375
Net cash used in financing activities	$ (49,174)	$ (42,104)

During 2022, we paid $104.3 million to acquire the outside 25.0% equity interest in the entity that owns the Hilton San Diego Bayfront, $108.4 million to repurchase 10,245,324 shares of our outstanding common stock and $0.1 million in common stock offering costs related to restricted common stock issued to employees. We also paid $3.4 million to repurchase common stock to satisfy the tax obligations in connection with the vesting of restricted common stock issued to employees, $24.8 million in dividends and distributions to our preferred and common stockholders and $5.5 million in distributions to our former joint venture partner. In July 2022, we entered into the Amended Credit Agreement and received $243.6 million in proceeds associated with additional borrowing on our two term loans. We utilized the proceeds received from the incremental borrowing on the term loans to fully repay the $230.0 million we drew on our credit facility in the second quarter of 2022. In addition, we paid $38.9 million in principal payments on our notes payable, including $35.0 million to repay a portion of our senior notes, $2.0 million in scheduled principal payments on our notes payable and $1.9 million in principal payments associated with our Amended Credit Agreement, and we paid $7.4 million in deferred financing costs related to the Amended Credit Agreement.

During 2021, we received total gross proceeds of $215.0 million on our preferred stock offerings, including $115.0 million from the issuance of 4,600,000 shares of our Series H preferred stock and $100.0 million from the issuance of 4,000,000 shares of our Series I preferred stock, and we paid a total of $7.3 million in offering costs on our Series G preferred stock, Series H preferred stock and Series I preferred stock. We used $190.0 million of the proceeds received from our preferred stock offerings to redeem in full all 4,600,000 shares of our Series E preferred stock and all 3,000,000 shares of our Series F preferred stock. In addition, we received gross proceeds of $38.4 million from the issuance of 2,913,682 shares of our common stock under our ATM Program and paid $0.8 million in related offering costs. We also drew $110.0 million from our credit facility and received a $1.4 million contribution from our joint venture partner. These net cash inflows were offset as we paid the following: $4.9 million to repurchase common stock to satisfy the tax obligations in connection with the vesting of restricted common stock issued to employees; $110.0 million to repay all amounts outstanding on our credit facility; $79.9 million in principal payments on our notes payable, including $76.7 million to repay a portion of our term loans and $3.2 million in scheduled principal payments on our notes payable; $0.4 million in deferred financing costs related to the amendments on our unsecured debt; and $13.7 million in dividends to our preferred stockholders.

Future. While operations have improved in 2022 as compared to 2021, certain of our hotels continue to operate below pre-pandemic levels. The future operational and financial impact of the COVID-19 pandemic is difficult to predict; however, we believe our hotel operations will continue to normalize in 2023, absent the outbreak of a new critical variant.

The recent increases in inflation and interest rates have had and we expect will continue to have a negative effect on our operations. We have experienced increases in wages, employee-related benefits, food costs, commodity costs, including those used to renovate or reposition our hotels, property taxes, property and liability insurance, utilities and borrowing costs. The ability of our hotel operators to adjust rates has mitigated the impact of increased operating costs on our financial position and results of operations. However, the increases in interest rates will negatively affect our variable rate debt, resulting in increased interest payments in 2023.

Despite these challenges, we believe that we have sufficient liquidity, as well as access to our credit facility and capital markets, to withstand any potential declines in our operating cash flow. However, we cannot assure you that our forecast or the assumptions we used to estimate our liquidity requirements will be correct.

We expect our primary sources of cash will continue to be our working capital, credit facility, dispositions of hotel properties and proceeds from public and private offerings of debt securities and common and preferred stock. However, there can be no assurance that our future asset sales will be successfully completed. As a result of the impact the COVID-19 pandemic has had on our business, along with rising inflation rates, interest rates and a possible recession in 2023, certain sources of capital may not be as readily available to us as they have in the past or may come at higher costs.

We expect our primary uses of cash to be for operating expenses, including funding the cash flow needs at our hotels if necessary, capital investments in our hotels, repayment of principal on our notes payable and credit facility, interest expense, repurchases of our common stock, distributions on our common stock, dividends on our preferred stock and acquisitions of hotels or interests in hotels.

In the third quarter of 2022, our board of directors reinstated our quarterly common stock dividends, declaring cash dividends of $0.05 per common share in both the third and fourth quarters of 2022. Any future common stock dividends will be determined by our board of directors after considering our obligations under our various financing agreements, projected taxable income, compliance with our debt covenants, long-term operating projections, expected capital requirements and risks affecting our business.

Cash Balance. As of December 31, 2022, our unrestricted cash balance was $101.2 million. We believe that our current unrestricted cash balance and our ability to draw the $500.0 million capacity available for borrowing under the unsecured revolving credit facility will enable us to successfully manage our Company.

Certain of our loan agreements contain cash trap provisions that may be triggered if the performance of the hotels securing the loans decline. These provisions were triggered in January 2021 for the loan secured by the JW Marriott New Orleans, and in May 2021 for the loan secured by the Hilton San Diego Bayfront. In April 2022 and October 2022, the Hilton San Diego Bayfront and the JW Marriott New Orleans, respectively, reached profitability levels that terminated the cash traps.

Debt. As of December 31, 2022, we had $816.1 million of debt, $157.2 million of cash and cash equivalents, including restricted cash, and total assets of $3.1 billion. We believe that by maintaining appropriate debt levels, staggering maturity dates and maintaining a highly flexible structure, we will have lower capital costs than more highly leveraged companies, or companies with limited flexibility due to restrictive corporate-level financial covenants. In December 2023, the $220.0 million loan secured by the Hilton San Diego Bayfront will mature. We expect to refinance a portion or all of the $220.0 million outstanding balance prior to the maturity date.

In February 2022, we used a portion of the proceeds received from the disposition of the Hyatt Centric Chicago Magnificent Mile to repay $25.0 million of our unsecured Series A Senior Notes and $10.0 million of our unsecured Series B Senior Notes, resulting in remaining balances of $65.0 million and $105.0 million on our Series A Senior Notes and Series B Senior Notes, respectively, as of December 31, 2022.

In March 2022, we elected to early terminate the covenant relief period related to our unsecured debt, having satisfied the financial covenants stipulated in the 2020 and 2021 Unsecured Debt Amendments for the quarter ended December 31, 2021. The Unsecured Debt Amendments were scheduled to provide covenant relief through the end of the third quarter of 2022, with quarterly testing resuming for the period ending September 30, 2022. Following our early termination of the covenant relief period in March 2022, we are no longer subject to additional restrictions on debt issuance and repayment, capital investment, share repurchases and dividend distributions that were imposed as part of the Unsecured Debt Amendments.

In May 2022 and June 2022, we drew $140.0 million and $90.0 million, respectively, under our credit facility to acquire The Confidante Miami Beach and the outside 25.0% equity interest in the entity that owns the Hilton San Diego Bayfront.

In July 2022, we entered into the Amended Credit Agreement which expanded our unsecured borrowing capacity and extended the maturity of the in-place term loans. The Amended Credit Agreement continues to provide for a $500.0 million revolving credit facility and increased the aggregate amount of our two term loans from $108.3 million to $350.0 million. The facilities bear interest pursuant to a leverage-based pricing grid ranging from 1.35% to 2.25% over the applicable adjusted term SOFR. The $500.0 million revolving credit facility has two six-month extension options, which would result in an extended maturity of July 2027. The two term loan facilities each have a balance of $175.0 million and mature in July 2027 and January 2028. We utilized the proceeds received from the incremental borrowing on the term loans to fully repay the $230.0 million that was outstanding on our revolving credit facility. As of December 31, 2022, we have no amount outstanding under the revolving portion of our credit facility, with $500.0 million of capacity available for additional borrowing under the facility. The Company's ability to draw on the credit facility is subject to the Company's compliance with various financial covenants.

As of December 31, 2022, 42.4% of our outstanding debt had fixed interest rates or had been swapped to fixed interest rates, including the loan secured by the JW Marriott New Orleans, a portion of our unsecured corporate-level Term Loan 2 and two unsecured corporate-level senior notes. The Company's floating rate debt includes the $220.0 million non-recourse mortgage on the Hilton San Diego Bayfront, which is subject to an interest rate cap derivative that caps the underlying floating rate interest benchmark at 6.0% until December 2023, our $175.0 million unsecured corporate-level Term Loan 1, which was subject to an interest rate swap derivative until the derivative matured in September 2022, and a portion of our $175.0 million unsecured corporate-level Term Loan 2.

We may in the future seek to obtain mortgages on one or more of our 13 unencumbered hotels (subject to certain stipulations under our unsecured term loans and senior notes), all of which were held by subsidiaries whose interests were pledged to our credit facility as of December 31, 2022. Our 13 unencumbered hotels include: Boston Park Plaza; Four Seasons Resort Napa Valley; Hilton New Orleans St. Charles; Hyatt Regency San Francisco; Marriott Boston Long Wharf; Montage Healdsburg; Oceans Edge Resort & Marina; Renaissance Long Beach; Renaissance Orlando at SeaWorld®; Renaissance Washington DC; The Bidwell Marriott Portland; The Confidante Miami Beach; and Wailea Beach Resort. Should we obtain secured financing on any or all of our unencumbered hotels, the amount of capital available through our credit facility or future unsecured borrowings may be reduced.

Contractual Obligations

The following table summarizes our payment obligations and commitments as of December 31, 2022 (in thousands):

	Total		Less Than 1 year		1 to 3 years		3 to 5 years		More than 5 years
					Payment due by period				
Notes payable	$	816,136	$	222,086	$	74,050	$	240,000	$ 280,000
Interest obligations on notes payable (1)		159,240		45,066		61,597		48,558	4,019
Operating lease obligations, including imputed interest (2) (3)		21,408		5,432		11,637		1,825	2,514
Construction commitments		57,551		57,551		—		—	—
Total	$	1,054,335	$	330,135	$	147,284	$	290,383	$ 286,533

(1) Interest is calculated based on the loan balances and variable rates, as applicable, at December 31, 2022, and includes the effect of our interest rate derivatives.

(2) Operating lease obligations include the lease on our new corporate headquarters and the sublease on our previous corporate headquarters, both of which were entered into during the fourth quarter of 2022; however, both we and our sublessee had no rights to occupy our respective spaces until January 2023.

(3) Operating lease obligations include a ground lease that expires in 2071 and requires a reassessment of rent payments due after 2025, agreed upon by both us and the lessor; therefore, no amounts are included in the above table for this ground lease after 2025.

Capital Expenditures and Reserve Funds

We believe we maintain all of our hotels in good repair and condition and in general conformity with applicable franchise and management agreements, ground lease, laws and regulations. Our capital expenditures primarily relate to the ongoing maintenance of our hotels and are budgeted in the reserve accounts described in the following paragraph. We also incur capital expenditures for cyclical renovations, hotel repositionings and development. We invested $128.6 million in our portfolio and other assets during 2022 and $63.7 million in 2021. As of December 31, 2022, we have contractual construction commitments totaling $57.6 million for ongoing renovations. If we renovate additional hotels in the future, our capital expenditures will likely increase.

With respect to our hotels that are operated under management or franchise agreements with major national hotel brands and our hotels subject to first mortgage liens, we are obligated to maintain an FF&E reserve account for future planned and emergency-related capital expenditures at these hotels. The amount funded into each of these reserve accounts is determined pursuant to the management, franchise and loan agreements for each of the respective hotels, ranging between 2.0% and 5.0% of the respective hotel's applicable annual revenue. As of December 31, 2022, our balance sheet includes restricted cash of $41.1 million, which was held in FF&E reserve accounts for future capital expenditures at the majority of our hotels. According to certain loan agreements, reserve funds are to be held by the lenders or managers in restricted cash accounts, and we are not required to spend the entire amount in such reserve accounts each year.

Seasonality and Volatility

As is typical of the lodging industry, we experience some seasonality in our business as indicated in the table below. Revenue for certain of our hotels is generally affected by seasonal business patterns (*e.g.,* the first quarter is strong in Hawaii, Key West, New Orleans and Orlando, the second quarter is strong for the Mid-Atlantic business hotels, both the second and third quarters are strong for the California counties of Napa and Sonoma and the fourth quarter is strong for Hawaii and Key West). Quarterly revenue also may be adversely affected by renovations and repositionings, our managers' effectiveness in generating business and by events beyond our control, such as economic and business conditions, including a U.S. recession or increased inflation, trade conflicts and tariffs, changes impacting global travel, regional or global economic slowdowns, any flu or disease-related pandemic that impacts travel or the ability to travel, including the COVID-19 pandemic, the adverse effects of climate change, the threat of terrorism, terrorist events, civil unrest, government shutdowns, events that reduce the capacity or availability of air travel, increased competition from other hotels in our markets, new hotel supply or alternative lodging options and unexpected changes in business, commercial travel, leisure travel and tourism. Revenues for the Existing Portfolio by quarter for 2019 is provided in the table below (dollars in thousands), which information indicates the consistent seasonality of our results. While 2022 and 2021 revenues for the Existing Portfolio are not comparable to 2019 due to the COVID-19 pandemic and temporary suspension of operations at certain hotels, the information is presented in the table below for illustrative purposes.

Revenues:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2019					
Total revenues	$ 257,680	$ 302,896	$ 281,639	$ 272,952	$ 1,115,167
Sold hotel revenues (1)	(50,273)	(74,600)	(71,301)	(65,223)	(261,397)
Non-hotel revenues (2)	(23)	(25)	(22)	(22)	(92)
Existing Portfolio revenues (3)	$ 207,384	$ 228,271	$ 210,316	$ 207,707	$ 853,678
Quarterly Existing Portfolio revenues as a percentage of total annual revenues	24.3 %	26.7 %	24.6 %	24.4 %	100 %
2021					
Total revenues	$ 50,633	$ 117,210	$ 167,421	$ 173,886	$ 509,150
Non-comparable hotel revenues (4)	—	(10,052)	(15,381)	(17,088)	(42,521)
Sold hotel revenues (1)	(3,978)	(9,920)	(19,607)	(15,884)	(49,389)
Non-hotel revenues (2)	(4,063)	(3,092)	(1,684)	(1,483)	(10,322)
Existing Portfolio revenues (3)	$ 42,592	$ 94,146	$ 130,749	$ 139,431	$ 406,918
Quarterly Existing Portfolio revenues as a percentage of total annual revenues	10.5 %	23.1 %	32.1 %	34.3 %	100 %
2022					
Total revenues	$ 172,315	$ 251,280	$ 244,314	$ 244,144	$ 912,053
Non-comparable hotel revenues (4)	(17,734)	(30,955)	(32,266)	(32,906)	(113,861)
Sold hotel revenues (1)	(3,234)	—	—	—	(3,234)
Non-hotel revenues (2)	(1,638)	1,600	(19)	(18)	(75)
Existing Portfolio revenues (3)	$ 149,709	$ 221,925	$ 212,029	$ 211,220	$ 794,883
Quarterly Existing Portfolio revenues as a percentage of total annual revenues	18.8 %	27.9 %	26.7 %	26.6 %	100 %

(1) Sold hotel revenues include those generated by the following: the Courtyard by Marriott Los Angeles, sold in October 2019; the Renaissance Harborplace and Renaissance Los Angeles Airport, sold in July 2020 and December 2020, respectively, as well as the Hilton Times Square, assigned to the hotel's mortgage holder in December 2020; the Renaissance Westchester and Embassy Suites La Jolla, sold in October 2021 and December 2021, respectively; and the Hyatt Centric Chicago Magnificent Mile sold in February 2022, along with the Embassy Suites Chicago and the Hilton Garden Inn Chicago Downtown/Magnificent Mile both sold in March 2022.

(2) Non-hotel revenues include the amortization of contract intangibles recorded in conjunction with our hotel acquisitions. Non-hotel revenues for the first, second, third and fourth quarters of 2021 include reimbursements to offset net losses of $4.0 million, $3.1 million, $1.7 million and $1.4 million, respectively, at the Hyatt Regency San Francisco as stipulated by the hotel's operating lease agreement. Non-hotel revenues for the first quarter of 2022 includes a reimbursement to offset a net loss of $1.6 million, which was reversed in the second quarter of 2022.

(3) Existing Portfolio revenues include those generated by the same 12 hotels we owned during all periods presented.

(4) Non-comparable hotel revenues include those generated by the Montage Healdsburg, Four Seasons Resort Napa Valley and The Confidante Miami Beach, acquired in April 2021, December 2021 and June 2022, respectively.

Inflation

Inflation affects our expenses, including, without limitation, by increasing such costs as wages, employee-related benefits, food costs, commodity costs, including those used to renovate or reposition our hotels, property taxes, property and liability insurance, utilities and borrowing costs. We rely on our hotel operators to adjust room rates and pricing for hotel services to reflect the effects of inflation. However, previously contracted rates, competitive pressures or other factors may limit the ability of our operators to respond to inflation. As a result, our hotel expenses may increase at higher rates than hotel revenue.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- *Impairment of investments in hotel properties*. Impairment losses are recorded on investments in hotel properties to be held and used by us when indicators of impairment are present and the future undiscounted net cash flows, including potential sale proceeds, expected to be generated by those assets, based on our anticipated investment horizon, are less than the assets' carrying amount. We evaluate our investments in hotel properties to determine if there are indicators of impairment on a quarterly basis. No single indicator would necessarily result in us preparing an estimate to determine if a hotel's future undiscounted cash flows are less than the book value of the hotel. We use judgment to determine if the severity of any single indicator, or the fact there are a number of indicators of less severity that when combined, would result in an indication that a hotel requires an estimate of the undiscounted cash flows to determine if an impairment has occurred. The Company considers indicators of impairment such as, but not limited to, hotel disposition strategy and hold period, a significant decline in operating results not related to renovations or repositioning, physical damage to the property due to unforeseen events such as natural disasters, and an estimate or belief that the fair value is less than the net book value. The Company performs an analysis to determine the recoverability of the hotel by comparing the future undiscounted cash flows expected to be generated by the hotel to the hotel's carrying amount.

  If a hotel is considered to be impaired, the related assets are adjusted to their estimated fair value and an impairment loss is recognized. We perform a fair value assessment using valuation techniques such as discounted cash flows and comparable sale transactions in the market to estimate the fair value of the hotel and, if appropriate and available, current estimated net sales proceeds from pending offers. Our judgment is required in determining the discount rate, terminal capitalization rate, the estimated growth of revenues and expenses, net operating income and margins, as well as specific market and economic conditions.

- *Acquisition related assets and liabilities.* The acquisition of a hotel property or other entity requires an analysis of the transaction to determine if it qualifies as the purchase of a business or an asset. If the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the transaction is an asset acquisition. Transaction costs associated with asset acquisitions are capitalized and subsequently depreciated over the life of the related asset, while the same costs associated with a business combination are expensed as incurred and included in corporate overhead on our consolidated statements of operations. Also, given the subjectivity, business combinations are provided a one-year measurement period to adjust the provisional amounts recognized if the necessary information is not available by the end of the reporting period in which the acquisition occurs; whereas asset acquisitions are not subject to a measurement period.

  Accounting for the acquisition of a hotel property or other entity requires either allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective relative fair values for an asset acquisition or recording the assets and liabilities at their estimated fair values with any excess consideration above net assets going to goodwill for a business combination. The most difficult estimations of individual fair values are those involving long-lived assets, such as property, equipment and intangible assets, together with any finance or operating lease right-of-use assets and their related obligations. When we acquire a hotel property or other entity, we use all available information to make these fair value determinations, including discounted cash flow analyses, market comparable data and replacement cost data. In addition, we make significant estimations regarding capitalization rates, discount rates, average daily rates, revenue growth rates and occupancy. We also engage independent valuation specialists to assist in the fair value determinations of the long-lived assets acquired and the liabilities assumed. The determination of fair value is subjective and is based in part on assumptions and estimates that could differ materially from actual results in future periods.

- ***Depreciation and amortization expense***. Depreciation expense is based on the estimated useful life of our assets. The life of the assets is based on a number of assumptions, including the cost and timing of capital expenditures to maintain and refurbish our hotels, as well as specific market and economic conditions. Hotel properties are depreciated using the straight-line method over estimated useful lives primarily ranging from five to 40 years for buildings and improvements and three to 12 years for FF&E. Finance lease right-of-use assets other than land are depreciated using the straight-line method over the shorter of either their estimated useful life or the life of the related finance lease obligation. Intangible assets are amortized using the straight-line method over the shorter of their estimated useful life or the length of the related agreement. While we believe our estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of our hotels. We have not changed the useful lives of any of our assets during the periods discussed.

- ***Income taxes***. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our taxable income that is currently distributed to stockholders. We are subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, our wholly owned TRS, which leases our hotels from the Operating Partnership, is subject to federal and state income taxes. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

  We review any uncertain tax positions and, if necessary, we will record the expected future tax consequences of uncertain tax positions in the consolidated financial statements. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as a tax benefit or expense in the current year. We are required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states.

New Accounting Standards and Accounting Changes

See Note 2 to the accompanying consolidated financial statements for additional information relating to recently issued accounting pronouncements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

To the extent that we incur debt with variable interest rates, our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We have no derivative financial instruments held for trading purposes. We use derivative financial instruments, which are intended to manage interest rate risks on our floating rate debt.

As of December 31, 2022, 69.4% of our debt obligations are fixed in nature or are subject to an interest rate cap agreement, which mitigates the effect of changes in interest rates on our cash interest payments. If the market rate of interest on our variable rate debt increases or decreases by 50 basis points, interest expense would increase or decrease, respectively, our future consolidated earnings and cash flows by approximately $2.4 million based on the variable rates at December 31, 2022.

Item 8.   Financial Statements and Supplementary Data

The Company's consolidated financial statements, together with the reports of the Company's independent registered public accounting firm and the supplementary financial data are included in the Index beginning on page F-1 of this Annual Report on Form 10-K and are incorporated by reference herein.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Based upon an evaluation of the effectiveness of disclosure controls and procedures, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 Framework). Based on its evaluation, our management concluded that our internal control over financial reporting was effective to the reasonable assurance level as of December 31, 2022.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein at page 55, on the effectiveness of our internal control over financial reporting.

(c) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Sunstone Hotel Investors, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Sunstone Hotel Investors, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Sunstone Hotel Investors, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15 and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Irvine, California
February 23, 2023

Item 9B.   **Other Information**

None.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.


PART III


Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this Item is set forth under the captions "Proposal 1: Election of Directors," "Delinquent Section 16(a) Reports" and "Company Information" in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act and is incorporated herein by reference.

Certain other information concerning executive officers of the Company is included in Part I, Item 1 of this Annual Report on Form 10-K under the caption "*Information about our Executive Officers.*"

Item 11.   **Executive Compensation**

The information required by this Item is set forth under the captions "Compensation Discussion and Analysis," "Compensation Committee Report to Stockholders," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act and is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Except as set forth below, the information required by this Item is set forth under the caption "Security Ownership by Directors, Executive Officers and Five Percent Stockholders" in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act and is incorporated herein by reference. The following table sets forth certain information with respect to securities authorized for issuance under the equity compensation plan as of December 31, 2022:


Equity Compensation Plan Information


	Number of securities to be issued upon exercise of outstanding awards (a)	Weighted-average exercise price of outstanding awards (b)	Number of securities remaining available for future issuance under the Long-term Incentive Plan (excluding securities reflected in column a) (c)
Equity compensation plans approved by the Company's stockholders:			
- 2022 Incentive Award Plan			3,731,191

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item is set forth under the caption "Certain Relationships and Related Transactions" and "Company Information" in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information required by this Item is set forth under the caption "Our Independent Registered Public Accounting Firm" in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act and is incorporated herein by reference.


PART IV


Item 15.   Exhibits and Financial Statement Schedules

(a)(1)   Financial Statements. See Index to Financial Statements and Schedule on page F-1.

(a)(2)   Financial Statement Schedules. See Index to Financial Statements and Schedule on page F-1.

(a)(3)   Exhibits. The following exhibits are filed (or incorporated by reference herein) as a part of this Annual Report on Form 10-K:

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-11 (File No. 333-117141) filed by the Company).
3.2	Second Amended and Restated Bylaws of Sunstone Hotel Investors, Inc., effective as of November 15, 2018 (incorporated by reference to Exhibit 3.1 to Form 8-K, filed by the Company on November 15, 2018).
3.2.1	Third Amended and Restated Bylaws of Sunstone Hotel Investors, Inc., effective as of February 9, 2023 (incorporated by reference to Exhibit 3.1 to Form 8-K, filed by the Company on February 10, 2023).
3.3	Articles Supplementary Prohibiting the Company From Electing to be Subject to Section 3-803 of the Maryland General Corporation Law Absent Shareholder Approval (incorporated by reference to Exhibit 3.1 to Form 8-K, filed by the Company on April 29, 2013).
4.1	Specimen Certificate of Common Stock of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-11 (File No. 333-117141) filed by the Company).
4.2	Letter furnished to Securities and Exchange Commission agreeing to furnish certain debt instruments (incorporated by reference to Exhibit 4.2 to the registration statement on Form S-11 (File No. 333-117141) filed by the Company).
4.5	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.5 to Form 10-K, filed by the Company on February 23, 2022).
4.6	Articles Supplementary for Series G preferred stock (incorporated by reference to Exhibit 3.1 to Form 8-K, filed by the Company on April 28, 2021).
4.7	Articles Supplementary for Series H preferred stock (incorporated by reference to Exhibit 3.3 to the registration statement on Form 8-A, filed by the Company on May 20, 2021).
4.8	Articles Supplementary for Series I preferred stock (incorporated by reference to Exhibit 3.3 to the registration statement on Form 8-A, filed by the Company on July 15, 2021).
4.9	Form of Specimen Certificate of Series H Preferred Stock of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 4.1 to the registration statement on Form 8-A, filed by the Company on May 20, 2021).
4.10	Form of Specimen Certificate of Series I Preferred Stock of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 4.1 to the registration statement on Form 8-A, filed by the Company on July 15, 2021).
10.1	Form of Master Agreement with Management Company (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-11 (File No. 333-117141) filed by the Company).

10.2	Form of Hotel Management Agreement (incorporated by reference to Exhibit 10.3 to the registration statement on Form S-11 (File No. 333-117141) filed by the Company).
10.3	Management Agreement Amendment dated as of July 1, 2005 (incorporated by reference to Exhibit 10.10.1 to Form 10-K, filed by the Company on February 15, 2006).
10.3.1	Management Agreement Amendment dated as of January 1, 2006 (incorporated by reference to Exhibit 10.3.2 to Form 10-K, filed by the Company on February 12, 2009).
10.3.2	Management Agreement Letter Amendment dated as of June 1, 2006 (incorporated by reference to Exhibit 10.3.3 to Form 10-K, filed by the Company on February 23, 2010).
10.4	Form of TRS Lease (incorporated by reference to Exhibit 10.9 to Form 10-K, filed by the Company on February 19, 2015). #
10.5	Fourth Amended and Restated Limited Liability Company Agreement of Sunstone Hotel Partnership, LLC (incorporated by reference to Exhibit 3.2 to Form 8-K, filed by the Company on March 11, 2016).
10.5.1	Fifth Amended and Restated Limited Liability Company Agreement of Sunstone Hotel Partnership, LLC (incorporated by reference to Exhibit 3.2 to Form 8-K, filed by the Company on May 17, 2016).
10.5.2	Sixth Amended and Restated Limited Liability Company Agreement of Sunstone Hotel Partnership, LLC (incorporated by reference to Exhibit 3.2 to Form 8-K, filed by the Company on April 28, 2021).
10.5.3	Seventh Amended and Restated Limited Liability Company Agreement of Sunstone Hotel Partnership, LLC (incorporated by reference to Exhibit 3.2 to Form 8-K, filed by the Company on May 24, 2021).
10.5.4	Eighth Amended and Restated Limited liability Agreement of Sunstone Hotel Partnership LLC (incorporated by reference to Exhibit 3.2 to Form 8-K, filed by the Company on July 16, 2021).
10.6	Sunstone Hotel Investors, Inc. Executive Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on August 5, 2008). #
10.7	Form of Senior Management Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 10.14 to the registration statement on Form S-11 (File No. 333-117141) filed by the Company). #
10.8	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.7 to Form 10-K, filed by the Company on February 19, 2015). #
10.9	Form of Restricted Stock Award Certificate (incorporated by reference to Exhibit 10.8 to Form 10-K, filed by the Company on February 19, 2015). #
10.10	Form of Performance-Vesting Restricted Stock Unit Award Agreement (2022) (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February 11, 2022). #
10.11	Form of Performance-Vesting Restricted Stock Unit Award Agreement (Transition 2022) (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on February 11, 2022). #
10.12	Form of Performance-Vesting Restricted Stock Unit Award Agreement (Promotion) (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on March 7, 2022). #
10.13	2022 Incentive Award Plan of Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on April 28, 2022). #
10.14	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on August 7, 2012). #
10.15	2004 Long-Term Incentive Plan of Sunstone Hotel Investors, Inc., as amended and restated effective November 1, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on November 4, 2019). #

10.16	Sunstone Hotel Investors, Inc. Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on August 10, 2021). #
10.17	Form of Retention Letter with Named Executive Officers (incorporated by reference to Exhibit 10.1, filed by the Company on September 13, 2021). #
10.18	Fourth Amended and Restated Employment Agreement, dated as of August 29, 2022, by and among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC and Bryan A. Giglia (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed by the Company on November 8, 2022). #
10.19	Fourth Amended and Restated Employment Agreement, dated as of August 29, 2022, by and among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC and Robert C. Springer (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on November 8, 2022). #
10.20	Fifth Amended and Restated Employment Agreement, dated as of August 29, 2022, by and among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC and David M. Klein (incorporated by reference to Exhibit 10.4 to Form 10-Q, filed by the Company on November 8, 2022). #
10.21	Amended and Restated Employment Agreement, dated as of August 29, 2022, by and among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC and Christopher Ostapovicz (incorporated by reference to Exhibit 10.5 to Form 10-Q, filed by the Company on November 8, 2022). #
10.22	Employment Agreement, dated as of August 29, 2022, by and among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC and Aaron Reyes (incorporated by reference to Exhibit 10.6 to Form 10-Q, filed by the Company on November 8, 2022). #
10.23	Amended and Restated Employment Agreement, dated March 31, 2021, by and among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC and David M. Klein (incorporated by reference to Exhibit 10.6 to Form 8-K, filed by the Company on May 5, 2021). #
10.24	Transition and Separation Agreement, dated March 2, 2021, by and among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC and Marc A. Hoffman (incorporated by reference to Exhibit 10.7 to Form 8-K, filed by the Company on May 5, 2021). #
10.25	Form of Employment Agreement by and between Sunstone Hotel Investors, Inc. and Douglas M. Pasquale (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on September 13, 2021). #
10.26	Form of Letter Agreement with Named Executive Officers (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on October 1, 2021). #
10.27	Loan Agreement, dated as of April 15, 2011, among One Park Boulevard, LLC as Borrower, Sunstone Park Lessee, LLC as Operating Lessee, Aareal Capital Corporation as Agent for the Lenders, and Aareal Capital Corporation as Lender (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on May 6, 2011).
10.27.1	Second Amendment to Loan Agreement, dated as of August 8, 2014, among One Park Boulevard, LLC as Borrower, Sunstone Park Lessee, LLC as Operating Lessee, MUFG Union Bank, N.A. as Agent for the Lenders, and MUFG Union Bank, N.A., Compass Bank and CIBC Inc. as Lenders (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on November 4, 2014).
10.28	Credit Agreement, dated April 2, 2015, among Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC, Wells Fargo Bank, National Association, Bank of America, N.A., JPMORGAN Chase Bank, N.A. and certain other lenders named therein (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on April 2, 2015).
10.28.1	Term Loan Supplement Agreement, dated September 3, 2015, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., Wells Fargo Bank, National Association and certain other lenders named therein (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on November 3, 2015).

10.28.2	Amended and Restated Credit Agreement, dated October 17, 2018, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain lenders party thereto and Wells Fargo Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on October 19, 2018).
10.28.3	First Amendment to Amended and Restated Credit Agreement, dated July 15, 2020, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain lenders party thereto and Wells Fargo Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on July 17, 2020).
10.28.4	Second Amendment to Amended and Restated Credit Agreement, dated December 21, 2020, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain lenders party thereto and Wells Fargo Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on December 23, 2020).
10.28.5	Third Amendment to Amended and Restated Credit Agreement, dated July 2, 2021 by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain lenders party thereto and Wells Fargo Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 Form 8-K, filed by the Company on July 8, 2021).
10.28.6	Fourth Amendment to Amended and Restated Credit Agreement, dated November 22, 2021 by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain lenders party thereto and Wells Fargo Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 Form 8-K, filed by the Company on November 26, 2021).
10.28.7	Second Amended and Restated Credit Agreement, dated July 25, 2022, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain lenders party thereto and Wells Fargo Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on July 27, 2022).
10.29	Note and Guarantee Agreement, dated December 20, 2016, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Initial Subsidiary Guarantors named therein, and the Purchasers named therein (incorporated by reference to Exhibit 10.20 to Form 10-K, filed by the Company on February 23, 2017).
10.30	First Amendment to Note and Guarantee Agreement, dated July 15, 2020, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors from time to time party thereto, and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on July 17, 2020).
10.30.1	Second Amendment to Note and Guarantee Agreement, dated December 21, 2020, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors from time to time party thereto, and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on December 23, 2020).
10.30.2	Third Amendment to Note and Guarantee Agreement, dated July 2, 2021, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors from time to time party thereto, and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on July 8, 2021).
10.30.3	Fourth Amendment to Note and Guarantee Agreement, dated November 22, 2021, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors from time to time party thereto, and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on November 26, 2021).
21.1	List of subsidiaries. *
23.1	Consent of Ernst & Young LLP. *
31.1	Certification of Principal Executive Officer (Section 302 Certification). *
31.2	Certification of Principal Financial Officer (Section 302 Certification). *
32.1	Certification of Principal Executive Officer and Principal Financial Officer (Section 906 Certification). *
101.INS	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
104	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022 formatted in Inline XBRL (included in Exhibit 101).

---

*   Filed herewith.
\#   Management contract or compensatory plan or arrangement.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunstone Hotel Investors, Inc.

Date: February 23, 2023

/S/ Aaron R. Reyes

Aaron R. Reyes
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/S/ DOUGLAS M. PASQUALE **Douglas M. Pasquale**	Chairman	February 23, 2023
/S/ W. BLAKE BAIRD **W. Blake Baird**	Director	February 23, 2023
/S/ ANDREW BATINOVICH **Andrew Batinovich**	Director	February 23, 2023
/S/ MONICA S. DIGILIO **Monica S. Digilio**	Director	February 23, 2023
/S/ KRISTINA M. LESLIE **Kristina M. Leslie**	Director	February 23, 2023
/S/ MURRAY J. MCCABE **Murray J. McCabe**	Director	February 23, 2023
/S/ VERETT MIMS **Verett Mims**	Director	February 23, 2023

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Sunstone Hotel Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunstone Hotel Investors, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations**,** equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Impairment of hotel properties
Description of the Matter	The Company's investment in hotel properties totaled $2.8 billion as of December 31, 2022. As more fully described in Note 2 to the consolidated financial statements, the Company records impairment losses for investments in hotel properties when indicators of impairment are present and the future undiscounted cash flows expected to be generated by the hotel are less than the hotel's carrying amount. Once management determines that a hotel is impaired, further judgments are required to be made by management to estimate the fair value of the assets. For the year ended December 31, 2022, no hotels were impaired.
	Auditing management's impairment assessment of investment in hotel properties was challenging because determining whether events or changes in circumstances indicate that the investment may not be recoverable is highly judgmental due to the high degree of subjectivity in evaluating management's identification of indicators of impairment, specifically related to a change in the hold period and disposition strategy of a hotel investment. In particular, the evaluation of impairment indicators was based on qualitative and quantitative factors for the specific hotel properties as determined by management. Such factors included, but were not limited to, significant changes to the ultimate hold period, disposition strategy, a significant decrease to the market price of a hotel investment and current industry and economic trends. Judgment is involved in assessing indicators which may trigger an impairment assessment as indicators may be unique to each hotel investment. Changes in these factors could have a

significant effect on management's determination of whether the asset needed to be tested for recovery as of December 31, 2022.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls related to the impairment assessment of investment in hotel properties, including controls over management's identification of indicators of impairment. We performed audit procedures to test management's identification of events or changes in circumstances that might indicate that the carrying amount of a hotel might not be recoverable, that included, among others, obtaining evidence to corroborate management's judgments and searching for contrary evidence such as significant declines in operating results, market and economic trends, disposition strategies, or market effects. As part of our evaluation of indicators of impairment, we considered management's hold period, disposition strategy, current industry and economic trends and other relevant factors. As part of our procedures, we involved our valuation specialists to evaluate market price and current industry and economic trends as compared to market support.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2004.

Irvine, California
February 23, 2023

SUNSTONE HOTEL INVESTORS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101,223	$ 120,483
Restricted cash	55,983	42,234
Accounts receivable, net	42,092	28,733
Prepaid expenses and other current assets	14,668	14,338
Assets held for sale, net	—	76,308
Total current assets	213,966	282,096
Investment in hotel properties, net	2,840,928	2,720,016
Operating lease right-of-use assets, net	15,025	23,161
Deferred financing costs, net	5,031	2,580
Other assets, net	7,867	13,196
Total assets	$ 3,082,817	$ 3,041,049
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 56,849	$ 47,701
Accrued payroll and employee benefits	22,801	19,753
Dividends and distributions payable	13,995	3,513
Other current liabilities	65,213	58,884
Current portion of notes payable, net	222,030	20,694
Liabilities of assets held for sale	—	25,213
Total current liabilities	380,888	175,758
Notes payable, less current portion, net	590,651	588,741
Operating lease obligations, less current portion	14,360	25,120
Other liabilities	11,957	11,656
Total liabilities	997,856	801,275
Commitments and contingencies *(Note 13)*		
Equity:		
Stockholders' equity:		
Preferred stock, $0.01 par value, 100,000,000 shares authorized:		
Series G Cumulative Redeemable Preferred Stock, 2,650,000 shares issued and outstanding at both December 31, 2022 and 2021, stated at liquidation preference of $25.00 per share	66,250	66,250
6.125% Series H Cumulative Redeemable Preferred Stock, 4,600,000 shares issued and outstanding at both December 31, 2022 and 2021, stated at liquidation preference of $25.00 per share	115,000	115,000
5.70% Series I Cumulative Redeemable Preferred Stock, 4,000,000 shares issued and outstanding at both December 31, 2022 and 2021, stated at liquidation preference of $25.00 per share	100,000	100,000
Common stock, $0.01 par value, 500,000,000 shares authorized, 209,320,447 shares issued and outstanding at December 31, 2022 and 219,333,783 shares issued and outstanding at December 31, 2021	2,093	2,193
Additional paid in capital	2,465,595	2,631,484
Retained earnings	1,035,353	948,064
Cumulative dividends and distributions	(1,699,330)	(1,664,024)
Total stockholders' equity	2,084,961	2,198,967
Noncontrolling interest in consolidated joint venture	—	40,807
Total equity	2,084,961	2,239,774
Total liabilities and equity	$ 3,082,817	$ 3,041,049

See accompanying notes to consolidated financial statements.

SUNSTONE HOTEL INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
REVENUES			
Room	$ 576,170	$ 352,974	$ 169,522
Food and beverage	240,564	83,915	54,900
Other operating	95,319	72,261	43,484
Total revenues	912,053	509,150	267,906
OPERATING EXPENSES			
Room	145,285	98,723	76,977
Food and beverage	174,146	79,807	63,140
Other operating	23,345	14,399	7,636
Advertising and promotion	46,979	31,156	23,741
Repairs and maintenance	36,801	33,898	27,084
Utilities	26,357	20,745	17,311
Franchise costs	15,839	11,354	7,060
Property tax, ground lease and insurance	68,979	64,139	76,848
Other property-level expenses	113,336	71,415	49,854
Corporate overhead	35,246	40,269	28,149
Depreciation and amortization	126,396	128,682	137,051
Impairment losses	3,466	2,685	146,944
Total operating expenses	816,175	597,272	661,795
Interest and other income (loss)	5,242	(343)	2,836
Interest expense	(32,005)	(30,898)	(53,307)
Gain on sale of assets	22,946	152,524	34,298
(Loss) gain on extinguishment of debt, net	(936)	(57)	6,146
Income (loss) before income taxes	91,125	33,104	(403,916)
Income tax provision, net	(359)	(109)	(6,590)
NET INCOME (LOSS)	90,766	32,995	(410,506)
(Income) loss from consolidated joint venture attributable to noncontrolling interest	(3,477)	1,303	5,817
Preferred stock dividends and redemption charges	(14,247)	(20,638)	(12,830)
INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 73,042	$ 13,660	$ (417,519)
Basic and diluted per share amounts:			
Basic income (loss) attributable to common stockholders per common share	$ 0.34	$ 0.06	$ (1.93)
Diluted income (loss) attributable to common stockholders per common share	$ 0.34	$ 0.06	$ (1.93)
Basic weighted average common shares outstanding	212,613	216,296	215,934
Diluted weighted average common shares outstanding	212,653	216,296	215,934

See accompanying notes to consolidated financial statements.

SUNSTONE HOTEL INVESTORS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid in Capital	Retained Earnings	Cumulative Dividends and Distributions	Noncontrolling Interest in Consolidated Joint Venture	Total Equity
	Number of Shares	Amount	Number of Shares	Amount					
Balance at December 31, 2019	7,600,000	$ 190,000	224,855,351	$ 2,249	$ 2,683,913	$ 1,318,455	$ (1,619,779)	$ 46,233	$ 2,621,071
Amortization of deferred stock compensation	—	—	—	—	9,988	—	—	—	9,988
Issuance of restricted common stock, net	—	—	550,635	5	(3,997)	—	—	—	(3,992)
Forfeiture of restricted common stock	—	—	(42,504)	—	—	—	—	—	—
Common stock distributions and distributions payable at $0.05 per share	—	—	—	—	—	—	(10,777)	—	(10,777)
Series E preferred stock dividends and dividends payable at $1.7375 per share	—	—	—	—	—	—	(7,992)	—	(7,992)
Series F preferred stock dividends and dividends payable at $1.6125 per share	—	—	—	—	—	—	(4,838)	—	(4,838)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(2,000)	(2,000)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	2,319	2,319
Repurchase of outstanding common stock	—	—	(9,770,081)	(98)	(103,796)	—	—	—	(103,894)
Net loss	—	—	—	—	—	(404,689)	—	(5,817)	(410,506)
Balance at December 31, 2020	7,600,000	190,000	215,593,401	2,156	2,586,108	913,766	(1,643,386)	40,735	2,089,379
Amortization of deferred stock compensation	—	—	—	—	13,278	—	—	—	13,278
Issuance of restricted common stock, net	—	—	1,062,106	10	(4,887)	—	—	—	(4,877)
Forfeiture of restricted common stock	—	—	(235,406)	(2)	2	—	—	—	—
Net proceeds from issuance of common stock	—	—	2,913,682	29	37,630	—	—	—	37,659
Net issuance of Series G preferred stock in connection with hotel acquisition	2,650,000	66,250	—	—	(142)	—	—	—	66,108
Net proceeds from issuance of Series H preferred stock	4,600,000	115,000	—	—	(3,801)	—	—	—	111,199
Net proceeds from issuance of Series I preferred stock	4,000,000	100,000	—	—	(3,344)	—	—	—	96,656
Redemption of Series E preferred stock	(4,600,000)	(115,000)	—	—	4,016	—	(4,016)	—	(115,000)
Redemption of Series F preferred stock	(3,000,000)	(75,000)	—	—	2,624	—	(2,624)	—	(75,000)
Series E preferred stock dividends and dividends payable at $0.772222 per share	—	—	—	—	—	—	(3,552)	—	(3,552)
Series F preferred stock dividends and dividends payable at $0.989896 per share	—	—	—	—	—	—	(2,969)	—	(2,969)
Series G preferred stock dividends and dividends payable at $0.233685 per share	—	—	—	—	—	—	(619)	—	(619)
Series H preferred stock dividends and dividends payable at $0.923004 per share	—	—	—	—	—	—	(4,246)	—	(4,246)
Series I preferred stock dividends and dividends payable at $0.653125 per share	—	—	—	—	—	—	(2,612)	—	(2,612)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	1,375	1,375
Net income (loss)	—	—	—	—	—	34,298	—	(1,303)	32,995
Balance at December 31, 2021	11,250,000	281,250	219,333,783	2,193	2,631,484	948,064	(1,664,024)	40,807	2,239,774
Amortization of deferred stock compensation	—	—	—	—	11,372	—	—	—	11,372
Issuance of restricted common stock, net	—	—	266,795	3	(3,445)	—	—	—	(3,442)
Forfeiture of restricted common stock	—	—	(34,807)	—	—	—	—	—	—
Common stock distributions and distributions payable at $0.10 per share	—	—	—	—	—	—	(21,059)	—	(21,059)
Series G preferred stock dividends and dividends payable at $0.567112 per share	—	—	—	—	—	—	(1,503)	—	(1,503)
Series H preferred stock dividends and dividends payable at $1.531252 per share	—	—	—	—	—	—	(7,044)	—	(7,044)
Series I preferred stock dividends and dividends payable at $1.425000 per share	—	—	—	—	—	—	(5,700)	—	(5,700)
Repurchase of outstanding common stock	—	—	(10,245,324)	(103)	(108,339)	—	—	—	(108,442)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(5,500)	(5,500)
Acquisition of noncontrolling interest, net	—	—	—	—	(65,477)	—	—	(38,784)	(104,261)
Net income	—	—	—	—	—	87,289	—	3,477	90,766
Balance at December 31, 2022	11,250,000	$ 281,250	209,320,447	$ 2,093	$ 2,465,595	$ 1,035,353	$ (1,699,330)	$ —	$ 2,084,961

See accompanying notes to consolidated financial statements.

SUNSTONE HOTEL INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 90,766	$ 32,995	$ (410,506)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Bad debt expense	964	323	384
Gain on sale of assets	(22,946)	(152,442)	(34,298)
Loss (gain) on extinguishment of debt, net	936	57	(6,146)
Noncash interest on derivatives and finance lease obligation, net	(2,194)	(3,405)	4,740
Depreciation	125,843	128,619	137,010
Amortization of franchise fees and other intangibles	492	63	41
Amortization of deferred financing costs	2,486	2,925	3,126
Amortization of deferred stock compensation	10,891	12,788	9,576
Impairment losses	3,466	2,685	146,944
Gain on hurricane-related damage	(4,369)	—	—
Deferred income taxes, net	—	—	7,415
Changes in operating assets and liabilities:			
Accounts receivable	(12,739)	(20,515)	26,827
Prepaid expenses and other assets	4,457	(18)	3,663
Accounts payable and other liabilities	11,074	21,705	4,065
Accrued payroll and employee benefits	1,666	3,934	(8,286)
Operating lease right-of-use assets and obligations	(1,409)	(1,344)	(1,260)
Net cash provided by (used in) operating activities	209,384	28,370	(116,705)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of assets	191,291	183,553	166,737
Disposition deposit	—	4,000	—
Acquisitions of hotel properties and other assets	(232,506)	(363,498)	(1,398)
Proceeds from property insurance	4,369	—	—
Renovations and additions to hotel properties and other assets	(128,576)	(63,663)	(51,440)
Payment for interest rate derivative	(299)	(80)	(111)
Net cash (used in) provided by investing activities	(165,721)	(239,688)	113,788
CASH FLOWS FROM FINANCING ACTIVITIES			
Acquisition of noncontrolling interest, including transaction costs	(104,261)	—	—
Proceeds from preferred stock offerings	—	215,000	—
Payment of preferred stock offering costs	—	(7,287)	—
Redemptions of preferred stock	—	(190,000)	—
Proceeds from common stock offerings	—	38,443	—
Payment of common stock offering costs	(91)	(784)	—
Repurchases of outstanding common stock	(108,442)	—	(103,894)
Repurchases of common stock for employee tax obligations	(3,351)	(4,877)	(3,992)
Proceeds from credit facility	230,000	110,000	300,000
Payments on credit facility	(230,000)	(110,000)	(300,000)
Proceeds from notes payable	243,615	—	—
Payments on notes payable	(38,916)	(79,884)	(149,743)
Payments of costs related to extinguishment of debt	—	—	(27,975)
Payments of deferred financing costs	(7,404)	(397)	(4,361)
Dividends and distributions paid	(24,824)	(13,693)	(156,271)
Distributions to noncontrolling interest	(5,500)	—	(2,000)
Contributions from noncontrolling interest	—	1,375	2,319
Net cash used in financing activities	(49,174)	(42,104)	(445,917)
Net decrease in cash and cash equivalents and restricted cash	(5,511)	(253,422)	(448,834)
Cash and cash equivalents and restricted cash, beginning of year	162,717	416,139	864,973
Cash and cash equivalents and restricted cash, end of year	$ 157,206	$ 162,717	$ 416,139

See accompanying notes to consolidated financial statements.

SUNSTONE HOTEL INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Supplemental Disclosure of Cash Flow Information

	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 101,223	$ 120,483	$ 368,406
Restricted cash	55,983	42,234	47,733
Total cash and cash equivalents and restricted cash shown on the consolidated statements of cash flows	$ 157,206	$ 162,717	$ 416,139

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash paid for interest	$ 31,658	$ 31,431	$ 40,309
Cash paid (refund) for income taxes, net	$ 709	$ 35	$ (996)
Operating cash flows used for operating leases	$ 6,760	$ 6,803	$ 10,112
Changes in operating lease right-of-use assets	$ 3,774	$ 3,796	$ 3,483
Changes in operating lease obligations	(5,183)	(5,140)	(4,743)
Changes in operating lease right-of-use assets and lease obligations, net	$ (1,409)	$ (1,344)	$ (1,260)

Supplemental Disclosure of Noncash Investing and Financing Activities

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Accrued renovations and additions to hotel properties and other assets	$ 9,567	$ 8,527	$ 3,344
Disposition deposit received in prior year in connection with sale of hotel	$ 4,000	$ —	$ —
Assignment of finance lease right-of-use asset in connection with sale of hotel	$ 44,712	$ —	$ —
Assignment of finance lease obligation in connection with sale of hotel	$ 15,569	$ —	$ —
Assignment of operating lease right-of-use asset in connection with sale of hotel	$ 2,275	$ —	$ 12,518
Assignment of operating lease obligation in connection with sale of hotel	$ 2,609	$ —	$ 14,695
Operating lease right-of-use assets obtained in exchange for operating lease obligations	$ —	$ 864	$ —
Assignment of loan in connection with disposition of hotel	$ —	$ (56,624)	$ —
Issuance of preferred stock in connection with acquisition of hotel	$ —	$ 66,250	$ —
Amortization of deferred stock compensation — construction activities	$ 481	$ 490	$ 412
Preferred stock redemption charges	$ —	$ 6,640	$ —
Assets transferred to lender in assignment-in-lieu transaction	$ —	$ —	$ (74,583)
Liabilities transferred to lender in assignment-in-lieu transaction	$ —	$ —	$ (108,947)
Dividends and distributions payable	$ 13,995	$ 3,513	$ 3,208

See accompanying notes to consolidated financial statements.

1. Organization and Description of Business

Sunstone Hotel Investors, Inc. (the "Company") was incorporated in Maryland on June 28, 2004 in anticipation of an initial public offering of common stock, which was consummated on October 26, 2004. The Company elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes, commencing with its taxable year ended on December 31, 2004. The Company, through its 100% controlling interest in Sunstone Hotel Partnership, LLC (the "Operating Partnership"), of which the Company is the sole managing member, and the subsidiaries of the Operating Partnership, including Sunstone Hotel TRS Lessee, Inc. (the "TRS Lessee") and its subsidiaries, invests in hotels where it can add value through capital investment, hotel repositioning and asset management. In addition, the Company seeks to capitalize on its portfolio's embedded value and balance sheet strength to actively recycle past investments into new growth and value creation opportunities in order to deliver strong stockholder returns and superior per share net asset value growth.

As a REIT, certain tax laws limit the amount of "non-qualifying" income the Company can earn, including income derived directly from the operation of hotels. The Company leases all of its hotels to its TRS Lessee, which in turn enters into long-term management agreements with third parties to manage the operations of the Company's hotels, in transactions that are intended to generate qualifying income.

As of December 31, 2022, the Company owned 15 hotels (the "15 Hotels") currently held for investment. The Company's third-party managers included the following:

	Number of Hotels
Subsidiaries of Marriott International, Inc. or Marriott Hotel Services, Inc. (collectively, "Marriott")	6
Hyatt Hotels Corporation	2
Four Seasons Hotels Limited	1
Highgate Hotels L.P. and an affiliate	1
Hilton Worldwide	1
Interstate Hotels & Resorts, Inc.	1
Montage North America, LLC	1
Sage Hospitality Group	1
Singh Hospitality, LLC	1
Total hotels owned as of December 31, 2022	15

COVID-19 Operational Update

COVID-19 and its variants have had and continue to have a detrimental effect on the hotel industry and the Company's business, including significant room and event cancellations, corporate and government travel restrictions and an unprecedented decline in hotel demand. While operations have gradually improved since the onset of the COVID-19 pandemic in 2020, the Omicron variant in December 2021 led to a slowdown in demand recovery at the Company's hotels. However, travel demand began to recover again in February 2022 as Omicron-related case counts subsided.

During 2022, corporate transient and group demand accelerated, reducing the Company's reliance on leisure demand, which was the dominant source of business at many of the Company's hotels during 2021. While leisure demand continued to be robust throughout most of 2022, the greatest demand growth during the second and third quarters of 2022 was at the Company's urban and group-oriented hotels which experienced increased near-term booking activity, higher than expected attendance at group events and increased business transient demand. The amount of corporate business at the Company's hotels continues to grow and the Company expects business travel to continue to increase. As such, the Company anticipates that operations will continue to normalize in 2023, absent the outbreak of a new critical variant. However, the negative effects of the COVID-19 pandemic on the hotel industry have been unprecedented, and the Company continues to have limited visibility to predict future operations.

In the fourth quarter of 2022, the Company received business interruption proceeds of $10.0 million from one of its insurers as payment for revenue losses incurred at its hotels due to the COVID-19 pandemic, which is included in other operating revenue in the accompanying consolidated statement of operations for the year ended December 31, 2022. The Company is continuing to pursue its rights of recovery under the associated insurance policy, which has a $25.0 million limit of liability, inclusive of the $10.0 million received in the fourth quarter of 2022. Any additional business interruption proceeds will not be recognized until received, but the Company can make no assurances that any additional amounts will be recovered under the policy.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, include the accounts of the Company, the Operating Partnership, the TRS Lessee, and their controlled subsidiaries. All significant intercompany balances and transactions have been eliminated. If the Company determines that it has an interest in a variable interest entity, the Company will consolidate the entity when it is determined to be the primary beneficiary of the entity.

The Company does not have any comprehensive income other than what is included in net income. If the Company has any comprehensive income in the future such that a statement of comprehensive income would be necessary, the Company will include such statement in one continuous consolidated statement of operations.

The Company has evaluated subsequent events through the date of issuance of these financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and in various bank accounts plus credit card receivables and all short-term investments with an original maturity of three months or less.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. These financial institutions are located throughout the country and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. At December 31, 2022 and 2021, the Company had amounts in banks that were in excess of federally insured amounts.

Restricted Cash

Restricted cash primarily includes lender reserves required by the Company's debt agreements and reserves for operating expenses and capital expenditures required by certain of the Company's management and franchise agreements. At times, restricted cash also includes hotel acquisition or disposition-related earnest money held in escrow reserves pending completion of the associated transaction. In addition, restricted cash as of December 31, 2022 and 2021 includes $10.2 million and $10.4 million, respectively, held in escrow related to certain current and potential employee-related obligations of one of the Company's former hotels, $3.1 million held in escrow as of both December 31, 2022 and 2021 for the purpose of satisfying any potential employee-related obligations that arise in connection with the termination of hotel personnel and any employment claim by hotel personnel at the Four Seasons Resort Napa Valley and $0.2 million held as collateral for certain letters of credit as of both December 31, 2022 and 2021 (see Note 13).

Accounts Receivable

Accounts receivable primarily represents receivables from hotel guests who occupy hotel rooms and utilize hotel services. Accounts receivable also includes, among other things, receivables from tenants who lease space in the Company's hotels. The Company maintains an allowance for doubtful accounts sufficient to cover potential credit losses.

Acquisitions of Hotel Properties and Other Entities

The acquisition of a hotel property or other entity requires an analysis of the transaction to determine if it qualifies as the purchase of a business or an asset. If the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the transaction is an asset acquisition. Transaction costs associated with asset acquisitions are capitalized and subsequently depreciated over the life of the related asset, while the same costs associated with a business combination are expensed as incurred and included in corporate overhead on the Company's consolidated statements of operations. Also, given the subjectivity, business combinations are provided a one-year measurement period to adjust the provisional amounts recognized if the necessary information is not available by the end of the reporting period in which the acquisition occurs; whereas asset acquisitions are not subject to a measurement period.

Accounting for the acquisition of a hotel property or other entity requires either allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective relative fair values for an asset acquisition or recording the assets and liabilities at their estimated fair values with any excess consideration above net assets going to goodwill for a business combination. The most difficult estimations of individual fair values are those involving long-lived assets, such as land, buildings, furniture, fixtures and equipment ("FF&E") and identifiable intangible assets, together with any finance or operating lease right-of-use assets and their related obligations. When the Company acquires a hotel property or other entity, it uses all available information to make these fair value determinations, including discounted cash flow analyses, market comparable data and replacement cost data. In addition, the Company makes significant estimations regarding capitalization rates, discount rates, average daily rates, revenue growth rates and occupancy. The Company also engages independent valuation specialists to assist in the fair value determinations of the long-lived assets acquired and the liabilities assumed. The determination of fair value is subjective and is based in part on assumptions and estimates that could differ materially from actual results in future periods.

Investments in Hotel Properties

Investments in hotel properties, including land, buildings, FF&E and identifiable intangible assets are recorded at their respective relative fair values for an asset acquisition or at their estimated fair values for a business acquisition. Property and equipment purchased after the hotel acquisition date is recorded at cost. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation is removed from the Company's accounts and any resulting gain or loss is included in the consolidated statements of operations.

Depreciation expense is based on the estimated life of the Company's assets. The life of the assets is based on a number of assumptions, including the cost and timing of capital expenditures to maintain and refurbish the Company's hotels, as well as specific market and economic conditions. Hotel properties are depreciated using the straight-line method over estimated useful lives primarily ranging from five years to 40 years for buildings and improvements and three years to 12 years for FF&E. Intangible assets are amortized using the straight-line method over the shorter of their estimated useful life or over the length of the related agreement.

The Company's investment in hotel properties, net also includes initial franchise fees which are recorded at cost and amortized using the straight-line method over the terms of the franchise agreements ranging from 15 years to 20 years. All other franchise fees that are based on the Company's results of operations are expensed as incurred.

While the Company believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of the Company's hotels. The Company has not changed the useful lives of any of its assets during the periods discussed.

Impairment losses are recorded on investments in hotel properties to be held and used by the Company when indicators of impairment are present and the future undiscounted net cash flows, including potential sale proceeds, expected to be generated by those assets based on the Company's anticipated investment horizon, are less than the assets' carrying amount. The Company evaluates its investments in hotel properties to determine if there are indicators of impairment on a quarterly basis. No single indicator would necessarily result in the Company preparing an estimate to determine if a hotel's future undiscounted cash flows are less than the book value of the hotel. The Company uses judgment to determine if the severity of any single indicator, or the fact there are a number of indicators of less severity that when combined, would result in an indication that a hotel requires an estimate of the undiscounted cash flows to determine if an impairment has occurred. The Company considers indicators of impairment such as, but not limited to, hotel disposition strategy and hold period, a significant decline in operating results not related to renovations or repositioning, physical damage to the property due to unforeseen events such as natural disasters, and an estimate or belief that the fair value is less than net book value. The Company performs an analysis to determine the recoverability of the hotel by comparing the future undiscounted cash flows expected to be generated by the hotel to the hotel's carrying amount.

If a hotel is considered to be impaired, the related assets are adjusted to their estimated fair value and an impairment loss is recognized. The Company performs a fair value assessment using valuation techniques such as discounted cash flows and comparable sale transactions in the market to estimate the fair value of the hotel and, if appropriate and available, current estimated net sales proceeds from pending offers. The Company's judgment is required in determining the discount rate, terminal capitalization rate, the estimated growth of revenues and expenses, net operating income and margins, as well as specific market and economic conditions. Based on the Company's review, no hotels were impaired in 2022. In 2021, the Company recognized a $2.7 million impairment loss on the Hilton New Orleans St. Charles due to Hurricane Ida-related damage at the hotel (see Notes 5 and 13).

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing. The realization of the Company's investment in hotel properties is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from their estimated fair values.

Assets Held for Sale

The Company considers a hotel and related assets held for sale if it is probable that the sale will be completed within 12 months, among other requirements. A sale is considered to be probable once the buyer completes its due diligence of the asset, there is an executed purchase and sale agreement between the Company and the buyer, the buyer waives any closing contingencies, there are no third-party approvals necessary and the Company has received a substantial non-refundable deposit. Depreciation ceases when a property is held for sale. Should an impairment loss be required for assets held for sale, the related assets are adjusted to their estimated fair values, less costs to sell. If the sale of the hotel represents a strategic shift that will have a major effect on the Company's operations and financial results, the hotel qualifies as a discontinued operation, and operating results are removed from income from continuing operations and reported as discontinued operations. The operating results for any such assets for any prior periods presented must also be reclassified as discontinued operations. No hotels were considered held for sale as of December 31, 2022. As of December 31, 2021, one hotel was considered held for sale (see Note 4).

Deferred Financing Costs

Deferred financing costs consist of loan fees and other financing costs related to the Company's outstanding indebtedness and credit facility commitments, and are amortized to interest expense over the terms of the related debt or commitment. If a loan is refinanced or paid before its maturity, any unamortized deferred financing costs will generally be expensed unless specific rules are met that would allow for the carryover of such costs to the refinanced debt.

Deferred financing costs related to the Company's undrawn credit facility are included on the Company's consolidated balance sheets as an asset, and are amortized ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. Deferred financing costs related to the Company's outstanding debt are included on the Company's consolidated balance sheets as a contra-liability (see Note 7), and subsequently amortized ratably over the term of the related debt.

Interest Rate Derivatives

The Company's objective in holding interest rate derivatives is to manage its exposure to the interest rate risks related to its floating rate debt. To accomplish this objective, the Company uses interest rate caps and swaps, none of which qualifies for effective hedge accounting treatment. The Company records interest rate caps and swaps on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in the consolidated statements of operations.

Leases

The Company determines if a contract is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Expense for these short-term leases is recognized on a straight-line basis over the lease term. For leases with an initial term greater than 12 months, the Company records a right-of-use ("ROU") asset and a corresponding lease obligation. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease obligations represent the Company's obligation to make fixed lease payments as stipulated by the lease. The Company has elected to not separate lease components from nonlease components, resulting in the Company accounting for lease and nonlease components as one single lease component.

Leases are accounted for using a dual approach, classifying leases as either operating or financing based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the Company. This classification determines whether the lease expense is recognized on a straight-line basis over the term of the lease for operating leases or based on an effective interest method for finance leases.

Upon the sale of the Hyatt Centric Chicago Magnificent Mile and its related finance lease in February 2022 (see Notes 4 and 9), the Company's leases consist solely of operating leases. Lease ROU assets are recognized at the lease commencement date and include the amount of the initial operating lease obligation, any lease payments made at or before the commencement date, excluding any lease incentives received, and any initial direct costs incurred. For leases that have extension options that the Company can exercise at its discretion, management uses judgment to determine if it is reasonably certain that the Company will in fact exercise such option. If the extension option is reasonably certain to occur, the Company includes the extended term's lease payments in the calculation of the respective lease liability. None of the Company's leases contain any material residual value guarantees or material restrictive covenants.

Lease obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate ("IBR") based on information available at the commencement date in determining the present value of lease payments over the lease term. The IBR is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. In order to estimate the Company's IBR, the Company first looks to its own unsecured debt offerings, and adjusts the rate for both length of term and secured borrowing using available market data as well as consultations with leading national financial institutions that are active in the issuance of both secured and unsecured notes.

The Company reviews its right-of-use assets for indicators of impairment. If such assets are considered to be impaired, the related assets are adjusted to their estimated fair value and an impairment loss is recognized. The impairment loss recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Based on the Company's 2022 review, the Company recorded a $2.1 million impairment loss on the ROU asset related to the office lease at its former corporate headquarters (see Notes 5 and 9). No operating or finance lease ROU assets were impaired during 2021.

Noncontrolling Interest

In June 2022, the Company acquired the 25.0% outside equity interest in the Hilton San Diego Bayfront (see Note 3). Prior to this acquisition, the noncontrolling interest reported in the accompanying consolidated financial statements consisted of a third-party's 25.0% ownership interest in the Hilton San Diego Bayfront. Noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Such noncontrolling interest is reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from the less-than-wholly-owned subsidiary are reported at their consolidated amounts, including both the amounts attributable to the Company and the noncontrolling interest. Income or loss is allocated to the noncontrolling interest based on its weighted average ownership percentage for the applicable period. The consolidated statements of equity include beginning balances, activity for the period and ending balances for each component of stockholders' equity, noncontrolling interest and total equity.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to hotel guests, which is generally defined as the date upon which a guest occupies a room and/or utilizes the hotel's services. Room revenue and other occupancy based fees are recognized over a guest's stay at the previously agreed upon daily rate. Some of the Company's hotel rooms are booked through independent internet travel intermediaries. If the guest pays the independent internet travel intermediary directly, revenue for the room is recognized by the Company at the price the Company sold the room to the independent internet travel intermediary, less any discount or commission paid. If the guest pays the Company directly, revenue for the room is recognized by the Company on a gross basis, with the related discount or commission recognized in room expense. A majority of the Company's hotels participate in frequent guest programs sponsored by the hotel brand owners whereby the hotel allows guests to earn loyalty points during their hotel stay. The Company expenses charges associated with these programs as incurred, and recognizes revenue at the amount it will receive from the brand when a guest redeems their loyalty points by staying at one of the Company's hotels. In addition, some contracts for rooms or food and beverage services require an advance deposit, which the Company records as deferred revenue (or a contract liability) and recognizes once the performance obligations are satisfied. Cancellation fees and attrition fees, which are charged to groups when they do not fulfill their contracted minimum number of room nights or minimum food and beverage spending requirements, are typically recognized as revenue in the period the Company determines it is probable that a significant reversal in the amount of revenue recognized will not occur, which is generally the period in which these fees are collected.

Food and beverage revenue and other ancillary services revenue are generated when a customer chooses to purchase goods or services. The revenue is recognized when the goods or services are provided to the customer at the amount the Company expects to be entitled to in exchange for those goods or services. For ancillary services provided by third parties, the Company assesses whether it is the principal or the agent. If the Company is the principal, revenue is recognized based upon the gross sales price. If the Company is the agent, revenue is recognized based upon the commission earned from the third party.

Additionally, the Company collects sales, use, occupancy and other similar taxes from customers at its hotels at the time of purchase, which are not included in revenue. The Company records a liability upon collection of such taxes from the customer, and relieves the liability when payments are remitted to the applicable governmental agency.

Trade receivables and contract liabilities consisted of the following (in thousands):

	December 31,			
	2022		**2021**	
Trade receivables, net (1)	$	19,751	$	16,055
Contract liabilities (2)	$	50,219	$	40,226

(1) Trade receivables, net are included in accounts receivable, net on the accompanying consolidated balance sheets.

(2) Contract liabilities consist of advance deposits and are included in either other current liabilities or other liabilities on the accompanying consolidated balance sheets.

During 2022 and 2021, the Company recognized approximately $27.9 million and $2.2 million, respectively, in revenue related to its outstanding contract liabilities.

Advertising and Promotion Costs

Advertising and promotion costs are expensed when incurred. Advertising and promotion costs represent the expense for advertising and reservation systems under the terms of the hotel franchise and brand management agreements and general and administrative expenses that are directly attributable to advertising and promotions.

Stock Based Compensation

Restricted shares and units are measured at fair value on the date of grant and amortized as compensation expense over the relevant requisite service period or derived service period. The Company has elected to account for forfeitures as they occur.

Income Taxes

The Company is subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, the TRS Lessee, which leases the Company's hotels from the Operating Partnership, is subject to federal and state income taxes. The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company reviews any uncertain tax positions and, if necessary, records the expected future tax consequences of uncertain tax positions in its consolidated financial statements. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as a tax benefit or expense in the current year. The Company's management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states.

The Company recognizes any penalties and interest related to unrecognized tax benefits in income tax expense in its consolidated statements of operations.

Dividends

Under current federal income tax laws related to REITs, the Company is required to distribute at least 90% of its REIT taxable income to its stockholders. Currently, the Company pays quarterly cash dividends to its preferred stockholders as declared by the Company's board of directors. In the third quarter of 2022, the Company's board of directors reinstated its quarterly common stock dividends, which were suspended in 2020 due to the COVID-19 pandemic's negative effect on the Company's income. Any future common stock dividends will be determined by the Company's board of directors after considering the Company's obligations under its various financing agreements, projected taxable income, compliance with its debt covenants, long-term operating projections, expected capital requirements and risks affecting its business. The Company's ability to pay dividends is dependent on the receipt of distributions from the Operating Partnership.

Earnings Per Share

The Company applies the two-class method when computing its earnings per share. Net income per share for each class of stock is calculated assuming all of the Company's net income is distributed as dividends to each class of stock based on their contractual rights.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid), which include the Company's time-based restricted stock awards, are considered participating securities and are included in the computation of earnings per share.

Basic earnings (loss) attributable to common stockholders per common share is computed based on the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) attributable to common stockholders per common share is computed based on the weighted average number of shares of common stock outstanding during each period, plus potential common shares considered outstanding during the period, as long as the inclusion of such awards is not anti-dilutive. Potential common shares consist of unvested restricted stock awards and units, using the more dilutive of either the two-class method or the treasury stock method.

The following table sets forth the computation of basic and diluted earnings (loss) per common share (in thousands, except per share data):

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Numerator:			
Net income (loss)	$ 90,766	$ 32,995	$ (410,506)
(Income) loss from consolidated joint venture attributable to noncontrolling interest	(3,477)	1,303	5,817
Preferred stock dividends and redemption charges	(14,247)	(20,638)	(12,830)
Distributions paid to participating securities	(128)	—	(69)
Undistributed income allocated to participating securities	(323)	(92)	—
Numerator for basic and diluted income (loss) attributable to common stockholders	$ 72,591	$ 13,568	$ (417,588)
Denominator:			
Weighted average basic common shares outstanding	212,613	216,296	215,934
Unvested restricted stock units	40	—	—
Weighted average diluted common shares outstanding	212,653	216,296	215,934
Basic income (loss) attributable to common stockholders per common share	$ 0.34	$ 0.06	$ (1.93)
Diluted income (loss) attributable to common stockholders per common share	$ 0.34	$ 0.06	$ (1.93)

At December 31, 2022, 2021 and 2020, the Company excluded 1,289,146, 1,463,315 and 1,336,836 anti-dilutive time-based restricted stock awards, respectively, from its calculation of diluted earnings per share. The unvested time-based restricted stock awards generally vest over periods ranging from three years to five years (see Note 12).

The Company also had unvested performance-based restricted stock units as of December 31, 2022 that are not considered participating securities as the awards contain forfeitable rights to dividends or dividend equivalents. The performance-based restricted stock units were granted based on either target market condition thresholds or pre-determined stock price targets. Based on the Company's common stock performance during 2022, the Company excluded 188,004 anti-dilutive performance-based restricted stock units from its calculations of diluted earnings per share at December 31, 2022. The unvested performance-based restricted stock awards vest over periods ranging from two years to five years (see Note 12).

Segment Reporting

The Company considers each of its hotels to be an operating segment, and allocates resources and assesses the operating performance for each hotel. Because all of the Company's hotels have similar economic characteristics, facilities and services, the hotels have been aggregated into one single reportable segment, hotel ownership.

New Accounting Standards and Accounting Changes

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*" ("ASU No. 2020-04"), which provides temporary optional expedients and exceptions to the guidance in GAAP on contract modifications and hedge accounting to ease reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate ("SOFR"). Contracts that meet the following criteria are eligible for relief from the modification accounting requirements in GAAP: the contract references LIBOR or another rate that is expected to be discontinued due to reference rate reform; the modified terms directly replace or have the potential to replace the reference rate that is expected to be discontinued due to reference rate reform; and any contemporaneous changes to other terms that change or have the potential to change the amount and timing of contractual cash flows must be related to the replacement of the reference rate. For a contract that meets the criteria, the guidance generally allows an entity to account for and present modifications as an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. That is, the modified contract is accounted for as a continuation of the existing contract. ASU No. 2020-04 was effective upon issuance, applied prospectively from any date beginning March 12, 2020, and generally could not be applied to contract modifications that occurred after December 31, 2022. In December 2022, the FASB issued Accounting Standards Update No. 2022-06, "*Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*" ("ASU No. 2022-06"), which deferred the sunset date from December 31, 2022 to December 31, 2024.

Under the terms of the Amended Credit Agreement (see Note 7), the Company's credit facility, Term Loan 1 and Term Loan 2 are now subject to SOFR rather than LIBOR. The Company's two interest rate swap derivatives on its term loans either expired in September 2022 or will expire in January 2023. Currently, the Company's $220.0 million loan secured by the Hilton San Diego Bayfront and its related interest rate cap derivative are subject to LIBOR. Both the loan and related interest rate cap derivative mature and expire, respectively, in December 2023. The adoptions of ASU No. 2020-04 and ASU No. 2022-06 are not expected to have a material impact on the Company's consolidated financial statements.

3. Investment in Hotel Properties

Investment in hotel properties, net consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Land	$ 672,531	$ 604,692
Buildings and improvements	2,793,771	2,729,461
Furniture, fixtures and equipment	426,189	431,780
Intangible assets	42,187	43,117
Construction in progress	71,689	41,260
Investment in hotel properties, gross	4,006,367	3,850,310
Accumulated depreciation and amortization	(1,165,439)	(1,130,294)
Investment in hotel properties, net	$ 2,840,928	$ 2,720,016

2022 Acquisitions

In June 2022, the Company purchased the fee-simple interest in the 339-room The Confidante Miami Beach, Florida for a contractual purchase price of $232.0 million. The acquisition was accounted for as an asset acquisition and was funded from available cash and with $140.0 million of proceeds received from the Company's revolving credit facility (see Note 7).

In June 2022, the Company acquired the 25.0% noncontrolling partner's ownership interest in the Hilton San Diego Bayfront for a contractual purchase price of $102.0 million plus 25.0% of closing date working capital and cash. The Company paid a preliminary purchase price of $101.3 million on the closing date based on estimated working capital and cash amounts, with an additional $2.9 million true-up recognized in December 2022 based on actual working capital and cash amounts. Following the acquisition, the Company owns 100% of the hotel. The acquisition was funded from available cash and with $90.0 million of proceeds received from the Company's revolving credit facility (see Note 7). The transaction was accounted for as an equity transaction. The acquisition date noncontrolling interest balance of $38.8 million was reclassified to additional paid in capital. In addition, the $65.5 million of excess cash paid to acquire the 25.0% noncontrolling partner's ownership interest was classified as additional paid in capital. No gain or loss was recognized in the accompanying consolidated statements of operations related to this acquisition.

2021 Acquisitions

The Company purchased two hotels in 2021, both of which were accounted for as asset acquisitions. In April 2021, the Company purchased the fee-simple interest in the newly-developed 130-room Montage Healdsburg, California for $265.0 million, excluding acquisition costs and prorations. The acquisition was funded through the issuance of 2,650,000 shares of Series G Cumulative Redeemable Preferred Stock (the "Series G preferred stock") with an aggregate liquidation preference of $66.3 million (see Note 11), as well as cash on hand.

In December 2021, the Company purchased the fee-simple interest in the newly-developed 85-room Four Seasons Resort Napa Valley, California for $177.5 million, excluding acquisition costs and prorations. The acquisition was funded through a combination of cash on hand and $110.0 million borrowed under the Company's revolving credit facility (see Note 7).

Intangible Assets

Intangible assets included in the Company's investment in hotel properties, net consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Element agreement (1)	$ 18,436	$ 18,436
Airspace agreements (2)	1,947	1,916
Advance bookings (3)	—	221
Residential program agreements (4)	21,038	21,038
Trade names (5)	121	117
Franchise agreements (6)	126	428
In-place lease agreement (7)	519	—
Below market management agreement (8)	—	961
	42,187	43,117
Accumulated amortization	(432)	(1,245)
	$ 41,755	$ 41,872

Amortization expense on these intangible assets consisted of the following (in thousands):

	2022	2021	2020
Element agreement (1)	$ —	$ —	$ —
Airspace agreements (2)	—	—	—
Advance bookings (3)	199	22	—
Residential program agreements (4)	282	—	—
Trade names (5)	—	—	—
Franchise agreements (6)	11	40	42
In-place lease agreement (7)	58	—	—
Below market management agreement (8)	15	92	92
	$ 565	$ 154	$ 134

---

(1) The Element agreement as of both December 31, 2022 and 2021 included the exclusive perpetual rights to certain space at the Renaissance Washington DC. The Element has an indefinite useful life and is not amortized.

(2) Airspace agreements as of both December 31, 2022 and 2021 consisted of dry slip agreements at the Oceans Edge Resort & Marina. The dry slips at the Oceans Edge Resort & Marina have indefinite useful lives and are not amortized.

(3) Advance bookings as of December 31, 2021 consisted of advance deposits related to our acquisition of the Four Seasons Resort Napa Valley. As part of the purchase price allocation, the contractual advance hotel bookings were recorded at a discounted present value based on estimated collectability. They were amortized using the straight-line method over the periods the amounts were expected to be collected and were fully amortized in September 2022. The amortization expense for contractual advance hotel bookings is included in depreciation and amortization expense in the Company's consolidated statements of operations.

(4) Residential program agreements as of both December 31, 2022 and 2021 included $13.7 million and $7.3 million at the Montage Healdsburg and the Four Seasons Resort Napa Valley, respectively. The value of the agreements were determined based on each hotel's purchase price allocation. The agreements relate to the hotels' residential rental programs, whereby owners of the adjacent separately owned Montage Residences Healdsburg and Four Seasons Private Residences Napa Valley are eligible to participate in optional rental programs and have access to the hotels' facilities. In addition, the agreement at the Montage Healdsburg includes a social membership program. The residential program agreement at the Montage Healdsburg will be amortized over the life of the related remaining 25-year Montage Healdsburg management agreement once the hotel begins to recognize revenue related to the

programs. In April 2022, the Company began to recognize revenue associated with the residential program agreement at the Four Seasons Resort Napa Valley and began to amortize the agreement using the straight-line method over the life of the related remaining 20-year management agreement. The amortization expense for the Four Seasons Resort Napa Valley is included in depreciation and amortization expense in the Company's consolidated statements of operations.

(5) Trade names as of both December 31, 2022 and 2021 included $0.1 million related to trademarks and bottle labeling used by the Elusa Winery at the Four Seasons Resort Napa Valley. The value of the trade names were determined as part of the hotel's purchase price allocation. The trade names have indefinite useful lives and are not amortized.

(6) Franchise agreements as of both December 31, 2022 and 2021 included $0.1 million related to agreements at the Hilton New Orleans St. Charles and The Bidwell Portland Marriott. Franchise agreements as of December 31, 2021 included an additional $0.3 million related to agreements at the Embassy Suites Chicago and the Hilton Garden Inn Chicago Downtown/Magnificent Mile, both of which were sold in March 2022 (see Note 4). The remaining agreements are amortized using the straight-line method over the lives of the franchise agreements and will be fully amortized in October 2024 and April 2028 for The Bidwell Portland Marriott and the Hilton New Orleans St. Charles, respectively. The amortization expense for the franchise agreements is included in depreciation and amortization expense in the Company's consolidated statements of operations.

(7) The in-place lease agreement as of December 31, 2022 consisted of an agreement at The Confidante Miami Beach. The value of the agreement was determined as part of the hotel's purchase price allocation. The agreement is amortized using the straight-line method over the remaining non-cancelable term of the lease and will be fully amortized in August 2027. The amortization expense for the in-place lease agreement is included in depreciation and amortization expense in the Company's consolidated statements of operations.

(8) The below market management agreement as of December 31, 2021 consisted of an agreement at the Hilton Garden Inn Chicago Downtown/Magnificent Mile. The agreement was amortized using the straight-line method over the remaining non-cancelable term until the hotel's sale in March 2022 (see Note 4).

For the next five years, amortization expense for the intangible assets noted above is expected to be as follows (in thousands):

2023	$	483
2024	$	483
2025	$	481
2026	$	481
2027	$	448

4. Disposals

Disposals - 2022

In February 2022, the Company sold the Hyatt Centric Chicago Magnificent Mile and in March 2022, the Company sold both the Embassy Suites Chicago and the Hilton Garden Inn Chicago Downtown/Magnificent Mile, all three of which are located in Illinois. None of these sales represented a strategic shift that had a major impact on the Company's business plan or its primary markets; therefore, none of the hotels qualified as a discontinued operation.

The details of the sales were as follows (in thousands):

	Net Proceeds		Net Gain	
Hyatt Centric Chicago Magnificent Mile	$	67,231 (1)	$	11,336
Embassy Suites Chicago and Hilton Garden Inn Chicago Downtown/Magnificent Mile		128,060		11,610
	$	195,291	$	22,946

(1) Includes a $4.0 million disposition deposit received from the buyer of the hotel in December 2021.

The Company classified the assets and liabilities of the Hyatt Centric Chicago Magnificent Mile as held for sale at December 31, 2021 as follows (in thousands):

	December 31, 2021
Accounts receivable, net	$ 287
Prepaid expenses and other current assets	182
Investment in hotel properties, net	31,015
Finance lease right-of-use asset, net	44,712
Other assets, net	112
Assets held for sale, net	$ 76,308
Accounts payable and accrued expenses	$ 1,076
Accrued payroll and employee benefits	660
Other current liabilities	3,881
Finance lease obligation, less current portion	15,567
Other liabilities	4,029
Liabilities of assets held for sale	$ 25,213

Disposals - 2021

In October 2021 and December 2021, the Company sold the Renaissance Westchester, located in New York, and the Embassy Suites La Jolla located in California, respectively. Neither of these sales represented a strategic shift that had a major impact on the Company's business plan or its primary markets; therefore, neither of the hotels qualified as a discontinued operation.

The details of the sales were as follows (in thousands):

	Net Proceeds	Net Gain
Renaissance Westchester (1)	$ 17,054	$ 3,733
Embassy Suites La Jolla	166,499	148,791
	$ 183,553	$ 152,524

(1) During 2020, the Company wrote down the hotel's assets and recorded an impairment loss of $18.7 million (see Note 5).

Disposals - 2020

In July 2020 and December 2020, the Company sold the Renaissance Harborplace, located in Maryland, and the Renaissance Los Angeles Airport, located in California, respectively. Neither of these sales represented a strategic shift that had a major impact on the Company's business plan or its primary markets; therefore, neither of the hotels qualified as a discontinued operation.

The details of the sales were as follows (in thousands):

	Net Proceeds	Net Gain
Renaissance Harborplace (1)	$ 76,855	$ 189
Renaissance Los Angeles Airport	89,882	34,109
	$ 166,737	$ 34,298

(1) During 2020, the Company wrote down the hotel's assets and recorded an impairment loss of $18.1 million (see Note 5).

In December 2020, an assignment-in-lieu agreement was filed in the Office of the City Register of the City of New York, and the Company transferred possession and control of its leasehold interest in the Hilton Times Square to the lender of the hotel's non-recourse mortgage (see Note 7). As such, and in conjunction with the FASB ASC Subtopic (610-20), *Gains and Losses from the Derecognition of Nonfinancial Assets*, the Company concluded that it lost control of the hotel and removed the hotel's net assets and liabilities from its balance sheet at December 31, 2020. The disposition of the Hilton Times Square did not represent a strategic shift that had a major impact on the Company's business plan or its primary markets; therefore, the hotel did not qualify as a discontinued operation.

Results of Operations – Disposed Hotels

The following table provides summary results of operations for the disposed hotels, which are included in net income (loss) for their respective ownership periods (in thousands):

	2022	2021	2020
Total revenues	$ 3,234	$ 49,389	$ 49,701
Loss before income taxes (1)	$ (3,061)	$ (23,516)	$ (87,140)
Gain on sale of assets	$ 22,946	$ 152,524	$ 34,298

(1) Loss before income taxes does not include the gain recognized on the hotel sales.

5. Fair Value Measurements and Interest Rate Derivatives

Fair Value Measurements

As of December 31, 2022 and 2021, the carrying amount of certain financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses were representative of their fair values due to the short-term maturity of these instruments.

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability in an orderly transaction. The hierarchy for inputs used in measuring fair value is as follows:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

As of both December 31, 2022 and 2021, the Company measured its interest rate derivatives at fair value on a recurring basis. The Company estimated the fair value of its interest rate derivatives using Level 2 measurements based on quotes obtained from the counterparties, which are based upon the consideration that would be required to terminate the agreements.

The Company recorded the following impairment losses, each of which is discussed below, as follows (in thousands):

	2022	2021	2020
Hilton New Orleans St. Charles	$ —	$ 2,685	$ —
Renaissance Harborplace	—	—	18,100
Hilton Times Square	—	—	107,857
Renaissance Westchester	—	—	18,685
Corporate headquarters	3,466	—	—
Abandoned development costs	—	—	2,302
	$ 3,466	$ 2,685	$ 146,944

Corporate headquarters. In 2022, in connection with an initiative to reduce future operating expenses, the Company recorded a noncash impairment loss of $3.5 million related to the relocation of its corporate headquarters, which is included in impairment losses on the Company's consolidated statement of operations for the year ended December 31, 2022. The $3.5 million impairment loss consisted of a $1.4 million write-down of the Company's tenant improvements, net, which are included in other assets, net on the Company's consolidated balance sheet at December 31, 2022 (see Note 6), and a $2.1 million write-down of the Company's operating lease right-of-use assets, net related to the office lease at its corporate headquarters (see Note 9).

In 2022, the Company determined that it could reduce its future operating expenses by relocating its corporate headquarters to decrease the amount of space the Company occupied and to secure a lower rental cost per square foot. As such, the Company executed a sublease agreement with an unaffiliated party for the remainder of the original ten-year lease term and relocated its headquarters in January 2023. Coterminous with the execution of the sublease agreement, the Company identified indicators of impairment related to its original corporate headquarters as there were significant changes in the manner in which both the tenant improvements and the ROU asset were to be used and the original lease cost was greater than the expected sublease income. To determine the impairment losses, the Company applied Level 2 measurements to estimate the fair values of the tenant improvements and ROU asset, using the income expected to be generated under the sublease agreement with the unaffiliated sublessee to prepare a discounted cash flow analysis.

Hilton New Orleans St. Charles. In 2021, the Company recognized a $2.7 million impairment loss on the Hilton New Orleans St. Charles due to the write-off of certain hotel assets damaged by Hurricane Ida, which is included in impairment losses on the Company's consolidated statement of operations for the year ended December 31, 2021 (see Note 13).

Renaissance Harborplace. The Company sold the Renaissance Harborplace in July 2020 (see Note 4). In 2020, the Company recorded an impairment loss of $18.1 million related to the hotel, which is included in impairment losses on the Company's consolidated statement of operations for the year ended December 31, 2020.

In 2020, the Company determined that the fair value of the Renaissance Harborplace less costs to sell the hotel was lower than the carrying value of the hotel. The 2020 impairment loss was determined using Level 2 measurements, consisting of the third-party offer price less estimated costs to sell the hotel.

Hilton Times Square. The Company disposed of the Hilton Times Square in December 2020 (see Notes 4 and 7). In 2020, the Company recorded an impairment loss of $107.9 million related to the hotel, which is included in impairment losses on the Company's consolidated statement of operations for the year ended December 31, 2020. The $107.9 million impairment loss on the Hilton Times Square consisted of an $89.4 million write-down of the Company's investment in hotel properties, net and an $18.5 million write-down of the Company's operating lease right-of-use assets, net.

In 2020, the Company identified indicators of impairment at the Hilton Times Square related to deteriorating profitability exacerbated by the effects of the COVID-19 pandemic on the Company's expected future operating cash flows. The Company prepared an estimate of the future undiscounted cash flows expected to be generated by the hotel during its anticipated holding period, using assumptions for forecasted revenue and operating expenses as well as the estimated market value of the hotel. Based on this analysis, the Company concluded the hotel should be impaired as the estimated future undiscounted cash flows were less than the hotel's carrying value. To determine the impairment loss for the Hilton Times Square, the Company applied Level 3 measurements to estimate the fair value of the hotel, using a discounted cash flow analysis, taking into account the hotel's expected cash flows and its estimated market value based upon a market participant's holding period. The valuation approach included significant unobservable inputs, including revenue growth projections and prevailing market multiples.

Renaissance Westchester. The Company sold the Renaissance Westchester in October 2021 (see Note 4). In 2020, the Company recorded an impairment loss of $18.7 million on the Renaissance Westchester, which is included in impairment losses on the Company's consolidated statement of operations for the year ended December 31, 2020.

In 2020, the Company identified indicators of impairment at the Renaissance Westchester related to deteriorating profitability exacerbated by the effects of the COVID-19 pandemic on the Company's expected future operating cash flows. The Company prepared estimates of the future undiscounted cash flows expected to be generated by the hotel during its anticipated holding period, using assumptions for forecasted revenue and operating expenses as well as the estimated market value of the hotel. Based on these analyses, the Company concluded the Renaissance Westchester should be impaired as the estimated future undiscounted cash flows were less than the hotel's carrying value. To determine the impairment loss for the Renaissance Westchester, the Company used Level 2 measurements to estimate the fair value of the hotel, using appraisal techniques to estimate its market value.

Abandoned development costs. In 2020, the Company recorded an impairment loss of $2.3 million related to the abandonment of a potential project to expand one of its hotels, which is included in impairment losses on the Company's consolidated statement of operations for the year ended December 31, 2020.

Fair Value of Debt

As of December 31, 2022 and 2021, 42.4% and 64.0%, respectively, of the Company's outstanding debt had fixed interest rates, including the effects of interest rate swap derivatives. The Company uses Level 3 measurements to estimate the fair value of its debt by discounting the future cash flows of each instrument at estimated market rates.

The Company's principal balances and fair market values of its consolidated debt were as follows (in thousands):

	December 31, 2022		December 31, 2021	
	Carrying Amount (1)	Fair Value (2)	Carrying Amount (1)	Fair Value (2)
Debt	$ 816,136	$ 809,141	$ 611,437	$ 590,359

(1) The principal balance of debt is presented before any unamortized deferred financing costs.

(2) Due to prevailing market conditions and the uncertain economic environment caused by the COVID-19 pandemic, actual interest rates could vary materially from those estimated, which would result in variances in the Company's calculations of the fair market value of its debt.

Interest Rate Derivatives

The Company's interest rate derivatives, which are not designated as effective cash flow hedges, consisted of the following (in thousands):

Hedged Debt	Type	Strike / Capped LIBOR Rate	Index	Effective Date	Maturity Date	Notional Amount	Estimated Fair Value of Assets (Liabilities) (1) December 31, 2022	2021
Hilton San Diego Bayfront	Cap	6.000 %	1-Month LIBOR	December 9, 2021	December 15, 2022	$ N/A	$ N/A	$ 3
Hilton San Diego Bayfront	Cap	6.000 %	1-Month LIBOR	December 9, 2022	December 9, 2023	$ 220,000	60	N/A
Term Loan 1	Swap	1.591 %	1-Month LIBOR	October 29, 2015	September 2, 2022	$ N/A	N/A	(744)
Term Loan 2	Swap	1.853 %	1-Month LIBOR	January 29, 2016	January 31, 2023	$ 100,000	208	(1,484)
							$ 268	$ (2,225)

(1) The fair values of the cap derivatives were included in prepaid expenses and other current assets on the accompanying consolidated balance sheets as of December 31, 2022 and 2021. The fair value of the Term Loan 2 swap derivative was included in prepaid expenses and other current assets on the accompanying consolidated balance sheet as of December 31, 2022. As of December 31, 2021, the fair value of the Term Loan 1 swap derivative was included in other current liabilities and the fair value of the Term Loan 2 swap derivative was included in other liabilities on the accompanying consolidated balance sheet.

Noncash changes in the fair values of the Company's interest rate derivatives resulted in (decreases) increases to interest expense as follows (in thousands):

	2022	2021	2020
Noncash interest on derivatives, net	$ (2,194)	$ (3,405)	$ 4,740

6. Other Assets

Other assets, net consisted of the following (in thousands):

	December 31,	
	2022	2021
Property and equipment, net	$ 3,685 (1)	$ 5,912
Deferred rent on straight-lined third-party tenant leases	2,413	2,455
Liquor licenses	933	826
Other receivables	597	3,914
Other	239	89
Total other assets, net	$ 7,867	$ 13,196

(1) In 2022, the Company recorded an impairment loss of $1.4 million on the tenant improvements, net at its corporate headquarters (see Note 5).

7. Notes Payable

Notes payable consisted of the following (in thousands):

	December 31,			
		2022		2021
Note payable requiring payments of interest only, bearing a blended rate of one-month LIBOR plus 130 basis points and plus 105 basis points at December 31, 2022 and 2021, respectively, resulting in effective interest rates of 5.571% and 1.140% at December 31, 2022 and 2021, respectively; matures on December 9, 2023. The note is collateralized by a first deed of trust on one hotel property.	$	220,000	$	220,000
Note payable requiring payments of interest and principal, with a fixed rate of 4.15%; matures on December 11, 2024. The note is collateralized by a first deed of trust on one hotel property.		76,136		78,137
Unsecured Term Loan 1 requiring payments of interest only, with a blended interest rate based on a pricing grid with a range of 135 to 220 basis points, depending on the Company's leverage ratios, plus SOFR and 10 basis points, resulting in an effective interest rate of 5.822% at December 31, 2022, and a range of 135 to 235 basis points, depending on the Company's leverage ratios, plus the greater of one-month LIBOR or 25 basis points as of December 31, 2021. LIBOR was swapped to a fixed rate of 1.591%, resulting in an effective interest rate of 3.941% at December 31, 2021. Matures on July 25, 2027.		175,000		19,400
Unsecured Term Loan 2 requiring payments of interest only, with a blended interest rate based on a pricing grid with a range of 135 to 220 basis points, depending on the Company's leverage ratios, plus SOFR and 10 basis points as of December 31, 2022, and a range of 135 to 235 basis points, depending on the Company's leverage ratios, plus the greater of one-month LIBOR or 25 basis points as of December 31, 2021. LIBOR was swapped to a fixed rate of 1.853%, resulting in effective interest rates of 4.269% and 4.203% at December 31, 2022 and 2021, respectively. Matures on January 25, 2028.		175,000		88,900
Unsecured Series A Senior Notes requiring semi-annual payments of interest only, bearing interest at 5.94%. Matures on January 10, 2026.		65,000		90,000
Unsecured Series B Senior Notes requiring semi-annual payments of interest only, bearing interest at 6.04% Matures on January 10, 2028.		105,000		115,000
Total notes payable	$	816,136	$	611,437
Current portion of notes payable	$	222,086	$	21,401
Less: current portion of deferred financing costs		(56)		(707)
Carrying value of current portion of notes payable	$	222,030	$	20,694
Notes payable, less current portion	$	594,050	$	590,036
Less: long-term portion of deferred financing costs		(3,399)		(1,295)
Carrying value of notes payable, less current portion	$	590,651	$	588,741

Aggregate future principal maturities and amortization of notes payable at December 31, 2022, are as follows (in thousands):

2023	$	222,086
2024		74,050
2025		—
2026		65,000
2027		175,000
Thereafter		280,000
Total	$	816,136

Notes Payable Transactions - 2022

Secured Debt. In December 2022, the Company exercised its remaining one-year option to extend the maturity of the mortgage secured by the Hilton San Diego Bayfront from December 2022 to December 2023. In accordance with the terms of the extension, the LIBOR spread increased 25 basis points, from 105 basis points to 130 basis points. In addition, the Company purchased an interest rate cap derivative for $0.3 million that will continue to cap the loan's underlying floating rate interest benchmark at 6.0% until December 2023 (see Note 5).

Certain of the Company's loan agreements contain cash trap provisions that may be triggered if the performance of the hotels securing the loans decline. These provisions were triggered in January 2021 for the loan secured by the JW Marriott New Orleans, and in May 2021 for the loan secured by the Hilton San Diego Bayfront. In April 2022 and October 2022, the Hilton San Diego Bayfront and the JW Marriott New Orleans, respectively, reached profitability levels that terminated the cash traps.

Unsecured Debt. In February 2022, the Company used a portion of the proceeds received from the disposition of the Hyatt Centric Chicago Magnificent Mile to repay $25.0 million of its unsecured Series A Senior Notes and $10.0 million of its unsecured Series B Senior Notes, resulting in remaining balances of $65.0 million and $105.0 million, respectively, as of December 31, 2022. In conjunction with the repayments, the Company recorded a $0.2 million loss on extinguishment of debt related to the accelerated amortization of the deferred financing costs.

In March 2022, the Company elected to early terminate the covenant relief period related to its unsecured debt, having satisfied the financial covenants stipulated in the 2020 and 2021 amendments to its unsecured debt agreements (together, the "Unsecured Debt Amendments" key terms of which are disclosed below) for the quarter ended December 31, 2021. The Unsecured Debt Amendments were scheduled to provide covenant relief through the end of the third quarter of 2022, with quarterly testing resuming for the period ending September 30, 2022. Following the Company's early termination of the covenant relief period in March 2022, the original financial covenants on its unsecured debt agreements were to be phased-in over the following five quarters to ease compliance. By exiting the covenant relief period, the Company is no longer subject to the additional restrictions on debt issuance and repayment, capital investment, share repurchases and dividend distributions that were imposed as part of the Unsecured Debt Amendments.

In June 2022, the Company drew a total of $230.0 million under the revolving portion of its credit facility to fund the acquisitions of The Confidante Miami Beach and the 25.0% noncontrolling interest in the Hilton San Diego Bayfront (see Note 3).

In July 2022, the Company entered into a Second Amended and Restated Credit Agreement (the "Amended Credit Agreement") which expanded its unsecured borrowing capacity and extended the maturity of the Company's two unsecured term loans. The Amended Credit Agreement increased the balances of both Term Loan 1 and Term Loan 2 to $175.0 million each from $19.4 million and $88.9 million, respectively. In addition, the maturity dates were extended to July 2027 and January 2028 for Term Loan 1 and Term Loan 2, respectively. Under the Amended Credit Agreement, the term loans bear interest pursuant to a leverage-based pricing grid ranging from 135 basis points to 220 basis points over the applicable adjusted term SOFR. In conjunction with the Amended Credit Agreement, the Company recorded a $0.8 million loss on extinguishment of debt related to the accelerated amortization of the deferred financing costs.

In July 2022, the Company utilized the proceeds received from the incremental borrowing on the term loans to fully repay the $230.0 million that was outstanding on its revolving credit facility. The Amended Credit Agreement continues to provide for a $500.0 million revolving credit facility, with two six-month extension options, which would result in an extended maturity of July 2027. Under the Amended Credit Agreement, the revolving credit facility bears interest pursuant to a leverage-based pricing grid ranging from 140 basis points to 225 basis points over the applicable adjusted term SOFR. As of December 31, 2022, the Company had no amount outstanding on its credit facility, with $500.0 million of capacity available for borrowing under the facility. The Company's ability to draw on the credit facility is subject to the Company's compliance with various financial covenants.

Notes Payable Transactions - 2021

Secured Debt. In conjunction with the sale of the Embassy Suites La Jolla in December 2021 (see Note 4), the Company assigned the loan secured by the hotel, which had an outstanding balance of $56.6 million, to the hotel's buyer. Upon the loan's assignment, the Company recorded a $0.1 million loss on extinguishment of debt related to the accelerated amortization of deferred financing costs.

In December 2021, the Company exercised its second option to extend the maturity of the $220.0 million loan secured by the Hilton San Diego Bayfront from December 2021 to December 2022. In addition, the Company purchased an interest rate cap derivative for $0.1 million that continued to cap the loan's underlying floating rate interest benchmark at 6.0% until December 2022 (see Note 5).

Unsecured Debt. In November and December 2021, the Company drew a total of $110.0 million under the revolving portion of its credit facility to fund a portion of its purchase of the Four Seasons Resort Napa Valley in December 2021 (see Note 3). The Company repaid the outstanding balance of $110.0 million in December 2021.

In July 2021 and November 2021, the Company completed amendments to its unsecured debt, consisting of its revolving credit facility, term loans and senior notes (the "2021 Unsecured Debt Amendments"). The 2021 Unsecured Debt Amendments were deemed to be debt modifications and were accounted for accordingly. Under the terms of the 2021 Unsecured Debt Amendments, the Company was provided with a waiver of its required financial covenants through the third quarter of 2022, subject to the satisfaction of certain conditions, with the financial covenants then being phased-in over the following five quarters. As part of the 2021 Unsecured Debt Amendments, the Company gained the ability to annualize various income metrics used to calculate the financial covenants in order to ease compliance with the financial covenants and also gained the right, exercisable one time each with respect to its term loans, to request an extension of the applicable maturity date by twelve months upon the payment of an extension fee.

In December 2021, the Company used a portion of the proceeds received from its sale of the Embassy Suites La Jolla to repay $65.6 million on its Term Loan 1 and $11.1 million on its Term Loan 2, resulting in a Term Loan 1 balance of $19.4 million and a Term Loan 2 balance of $88.9 million as of December 31, 2021. In conjunction with the repayments, the Company recorded a $0.3 million loss on extinguishment of debt related to the accelerated amortization of deferred financing costs.

Notes Payable Transactions - 2020

Secured Debt. In December 2020, the Company used proceeds received from its sale of the Renaissance Los Angeles Airport to repay the $107.9 million mortgage secured by the Renaissance Washington DC. The mortgage was set to mature in May 2021, but was available to be repaid without penalty beginning in November 2020.

Additionally, in December 2020, the Company exercised its first option to extend the maturity date of the mortgage secured by the Hilton San Diego Bayfront from December 2020 to December 2021.

Finally, in December 2020, the Company executed an assignment-in-lieu agreement with the holder of the $77.2 million mortgage secured by the Hilton Times Square (see Note 4). As stipulated by the agreement, the Company satisfied all outstanding debt obligations, including regular and default interest or late charges that were assessed, in exchange for a $20.0 million payment, the credit of $3.2 million of restricted cash held by the noteholder and $0.8 million of the hotel's unrestricted cash, the assignment of the Company's leasehold interest in the Hilton Times Square, and the retention of certain potential employee-related obligations. In conjunction with this agreement, the Company wrote off approximately $22.2 million of various accrued expenses related to the hotel's operating lease and sublease, including, but not limited to, accrued property taxes, recapture of deferred taxes due from a prior deferral period, accrued ground rent and accrued easement payments. The Company removed the net assets and liabilities related to the hotel from its December 31, 2020 balance sheet; however, the Company retained approximately $11.6 million in certain current and potential employee-related obligations, which is currently held in escrow until those obligations are resolved (see Note 13). The Company recorded a $6.4 million gain on extinguishment of debt as a result of this transaction.

Unsecured Debt. In March 2020, the Company drew $300.0 million under the revolving portion of its credit facility as a precautionary measure to increase the Company's cash position and preserve financial flexibility due to the Company's temporary hotel operating suspensions and the decrease in demand caused by the COVID-19 pandemic. In June 2020 and August 2020, the Company repaid $250.0 million and $11.2 million, respectively, of the outstanding credit facility balance after determining that it had sufficient cash on hand in addition to access to its credit facility. In addition, in August 2020, the Company used a portion of the proceeds it received from the sale of the Renaissance Harborplace to repay $38.8 million of the outstanding credit facility balance as stipulated in the 2020 Unsecured Debt Amendments described below.

In September 2020, the Company repaid $35.0 million of its senior notes, comprising $30.0 million to the Series A note holders and $5.0 million to the Series B note holders, using a portion of the proceeds the Company received from the sale of the Renaissance Harborplace as stipulated in the 2020 Unsecured Debt Amendments described below. In conjunction with the repayments, the Company recorded a $0.2 million loss on extinguishment of debt related to the accelerated amortization of deferred financing costs.

In July and December 2020, the Company completed amendments to its unsecured debt, consisting of its revolving credit facility, term loans and senior notes (the "2020 Unsecured Debt Amendments"). The 2020 Unsecured Debt Amendments were deemed to be debt modifications and were accounted for accordingly. Under the terms of the 2020 Unsecured Debt Amendments, the Company was provided with a waiver of its required financial covenants through the first quarter of 2022, with the financial covenants then being phased-in over the following four quarters to ease compliance. During the Covenant Relief Period, the Company was subject to various increases in the interest rates governing the debt and to certain restrictions including, but not limited to, restrictions on share repurchases, maintenance of minimum liquidity thresholds, certain required mandatory debt prepayments on asset sales and equity issuances and restrictions on the incurrence of new indebtedness.

Deferred Financing Costs and (Loss) Gain on Extinguishment of Debt, net

Deferred financing costs and (loss) gain on extinguishment of debt, net were as follows (in thousands):

	2022 (1)	2021 (2)	2020 (3)
Payments of deferred financing costs	$ 7,404	$ 397	$ 4,361
(Loss) gain on extinguishment of debt, net	$ (936)	$ (57)	$ 6,146

(1) During 2022, the Company paid a total of $7.4 million in deferred financing costs related to its Amended Credit Agreement. In addition, the Company recognized a net loss of $0.9 million, comprising losses of $0.2 million related to the accelerated amortization of deferred financing costs associated with the partial repayments of the senior notes and $0.8 million related to lender fees and the accelerated amortization of deferred financing costs associated with the Amended Credit Agreement. These losses were slightly offset by a gain of $0.1 million associated with the assignment-in-lieu of the Hilton Times Square to the hotel's mortgage holder due to reassessments of the potential employee-related obligations currently held in escrow.

(2) During 2021, the Company paid a total of $0.4 million in deferred financing costs related to its 2021 Unsecured Debt Amendments. In addition, the Company recognized a net loss of $0.1 million, comprising a loss of $0.4 million related to the accelerated amortization of deferred financing costs associated with the assignment of the mortgage secured by the Embassy Suites La Jolla to the hotel's buyer and the repayments of a portion of the term loans, partially offset by a gain of $0.3 million associated with the assignment-in-lieu of the Hilton Times Square to the hotel's mortgage holder due to reassessments of the potential employee-related obligations currently held in escrow.

(3) During 2020, the Company paid a total of $4.4 million in deferred financing costs related to the 2020 Unsecured Debt Amendments. In addition, the Company recognized a net gain on extinguishment of debt of $6.1 million, comprising a gain of $6.4 million related to the assignment-in-lieu of the Hilton Times Square to the hotel's mortgage holder, partially offset by a loss of $0.2 million related to the Company's repayment of a portion of the senior notes.

Interest Expense

Total interest incurred and expensed on the notes payable and finance lease obligation was as follows (in thousands):

	2022	2021	2020
Interest expense on debt and finance lease obligation	$ 31,713	$ 31,378	$ 45,441
Noncash interest on derivatives, net	(2,194)	(3,405)	4,740
Amortization of deferred financing costs	2,486	2,925	3,126
Total interest expense	$ 32,005	$ 30,898	$ 53,307

8. Other Current Liabilities and Other Liabilities

Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	December 31,	
	2022	2021
Property, sales and use taxes payable	$ 7,500	$ 12,591
Accrued interest	6,915	6,858
Advance deposits	44,224	33,750
Interest rate swap derivative	—	744
Management fees payable	1,584	1,691
Other	4,990	3,250
Total other current liabilities	$ 65,213	$ 58,884

Other Liabilities

Other liabilities consisted of the following (in thousands):

	December 31,		
	2022		**2021**
Deferred revenue	$ 6,088	$	6,598
Deferred rent	2,718		74
Interest rate swap derivative	—		1,484
Other	3,151		3,500
Total other liabilities	$ 11,957	$	11,656

9. Leases

As of both December 31, 2022 and 2021, the Company had operating leases for ground, office, equipment and airspace leases with maturity dates ranging from 2024 through 2097, excluding renewal options. Including renewal options available to the Company, the lease maturity date extends to 2147.

Operating leases were included on the Company's consolidated balance sheets as follows (in thousands):

	December 31,		
	2022		**2021**
Right-of-use assets, net	$ 15,025 (1)	$	23,161
Accounts payable and accrued expenses	$ 4,652	$	5,586
Lease obligations, less current portion	14,360		25,120
Total lease obligations	$ 19,012	$	30,706
Weighted average remaining lease term	38 years		
Weighted average discount rate	5.0 %		

(1) In 2022, the Company wrote-down its operating lease right-of-use assets, net and recorded an impairment loss of $2.1 million related to the office lease at its former corporate headquarters. (see Note 5).

As of December 31, 2021, the Company had an operating lease related to certain office and parking space at the Hilton Garden Inn Chicago Downtown/Magnificent Mile. Upon the hotel's sale in March 2022 (see Note 4), the Company was no longer obligated under the operating lease and the related $2.3 million right-of-use asset, net and $2.6 million lease obligation were removed from the Company's consolidated balance sheet.

As of December 31, 2021, the Company also had a finance lease related to the building occupied by the Hyatt Centric Chicago Magnificent Mile. The related lease obligation and right-of-use asset, net were classified as held for sale on the accompanying consolidated balance sheet as of December 31, 2021. Upon sale of the hotel in February 2022 (see Note 4), the Company was no longer obligated under the building lease and the related $44.7 million right-of-use asset, net and $15.6 million finance lease obligation were removed from the Company's consolidated balance sheet.

The components of lease expense were as follows (in thousands):

	2022	2021	2020
Finance lease cost (1):			
Amortization of right-of-use asset	$ —	$ 1,470	$ 1,470
Interest on lease obligations	117	1,404	1,404
Operating lease cost	5,367	5,457	9,300
Variable lease cost (2)	6,853	393	27
Total lease cost	$ 12,337	$ 8,724	$ 12,201

(1) Finance lease cost included expenses for the Hyatt Centric Chicago Magnificent Mile's finance lease obligation before the hotel's sale in February 2022 (see Note 4).

(2) Several of the Company's hotels pay percentage rent, which is calculated on operating revenues above certain thresholds.

At December 31, 2022, future maturities of the Company's operating lease obligations were as follows (in thousands):

2023	$ 5,432
2024	5,783
2025 (1)	5,854
2026	917
2027	908
Thereafter	2,514
Total lease payments	21,408
Less: interest (2)	(3,490)
Present value of lease obligations (3)	$ 17,918

(1) Operating lease obligations include a ground lease that expires in 2071 and requires a reassessment of rent payments due after 2025, agreed upon by both the Company and the lessor; therefore, no amounts are included in the above table for this ground lease after 2025.

(2) Calculated using the respective discount rate for each lease.

(3) Operating lease obligations include the lease on the Company's new corporate headquarters and the sublease on the Company's previous corporate headquarters, both of which were entered into during the fourth quarter of 2022; however, both the Company and the sublessee had no rights to occupy their respective spaces until January 2023.

10. Income Taxes

The significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	December 31,	
	2022	2021
Deferred Tax Assets:		
Net operating loss carryforward	$ 22,383	$ 21,252
Other reserves	561	526
State taxes and other	3,926	2,148
Depreciation	720	515
Total gross deferred tax assets	27,590	24,441
Deferred Tax Liabilities:		
Amortization	(25)	(27)
Deferred revenue	—	(51)
Other	(47)	(67)
Total gross deferred tax liabilities	(72)	(145)
Less: valuation allowance	(27,518)	(24,296)
Deferred tax assets, net	$ —	$ —

At December 31, 2022 and 2021, the net operating loss carryforwards for federal income tax purposes totaled approximately $101.9 million and $97.4 million, respectively. These losses, which begin to expire in 2031, are available to offset future income through 2042.

The Company's income tax provision, net was included in the consolidated statements of operations as follows (in thousands):

	2022	2021	2020
Current:			
Federal	$ —	$ —	$ 817
State	(359)	(109)	8
Current income tax (provision) benefit, net	(359)	(109)	825
Deferred:			
Federal	2,568	1,262	15,724
State	654	(963)	858
Change in valuation allowance	(3,222)	(299)	(23,997)
Deferred income tax provision, net	—	—	(7,415)
Income tax provision, net	$ (359)	$ (109)	$ (6,590)

The differences between the income tax benefit calculated at the statutory U.S. federal income tax rate of 21% and the actual income tax provision, net were as follows (in thousands):

	2022	2021	2020
Expected federal tax expense at statutory rate	$ (18,406)	$ (7,226)	$ (86,369)
Tax impact of REIT election	20,981	8,823	103,273
Expected tax benefit of TRS	2,575	1,597	16,904
State income tax benefit, net of federal (provision)	517	(760)	678
Change in valuation allowance	(3,222)	(299)	(23,997)
Other permanent items	(729)	(647)	645
Tax refunds and credits	500	—	(820)
Income tax provision, net	$ (359)	$ (109)	$ (6,590)

The Company's tax years from 2019 to 2022 will remain open to examination by the federal and state authorities for three and four years, respectively.

In 2020, the Company recorded a full valuation allowance on its deferred income tax assets, net. The Company was no longer assured that it would be able to realize these assets due to uncertainties regarding the long-term impact of the COVID-19 pandemic on the Company's hotel operations.

Characterization of Distributions

For income tax purposes, distributions paid consist of ordinary income, capital gains, return of capital or a combination thereof. Distributions paid per share were characterized as follows (unaudited):

	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
Common Stock:						
Ordinary income (1)	$ 0.100	100 %	$ —	— %	$ 0.050	100 %
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$ 0.100	100 %	$ —	— %	$ 0.050	100 %
Preferred Stock — Series E						
Ordinary income (1)	$ —	— %	$ 0.772	100 %	$ 1.738	100 %
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$ —	— %	$ 0.772	100 %	$ 1.738	100 %
Preferred Stock — Series F						
Ordinary income (1)	$ —	— %	$ 0.990	100 %	$ 1.613	100 %
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$ —	— %	$ 0.990	100 %	$ 1.613	100 %
Preferred Stock — Series G						
Ordinary income (1)	$ 0.567	100 %	$ 0.234	100 %	$ —	— %
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$ 0.567	100 %	$ 0.234	100 %	$ —	— %
Preferred Stock — Series H						
Ordinary income (1)	$ 1.531	100 %	$ 0.923	100 %	$ —	— %
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$ 1.531	100 %	$ 0.923	100 %	$ —	— %
Preferred Stock — Series I						
Ordinary income (1)	$ 1.425	100 %	$ 0.653	100 %	$ —	— %
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$ 1.425	100 %	$ 0.653	100 %	$ —	— %

(1) Ordinary income qualifies for Section 199A treatment per the 2017 Tax Cuts and Jobs Act.

11. Stockholders' Equity

Series E Cumulative Redeemable Preferred Stock

In June 2021, the Company redeemed all 4,600,000 shares of its 6.95% Series E preferred stock at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to, but not including, the redemption date. An additional redemption charge of $4.0 million was recognized related to the original issuance costs of the Series E preferred stock, which were previously included in additional paid in capital. After the redemption date, the Company has no outstanding shares of Series E preferred stock, and all rights of the holders of such shares were terminated. Because the redemption of the Series E preferred stock was a redemption in full, trading of the Series E preferred stock on the New York Stock Exchange ceased on the June 11, 2021 redemption date.

Series F Cumulative Redeemable Preferred Stock

In August 2021, the Company redeemed all 3,000,000 shares of its 6.45% Series F preferred stock at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to, but not including, the redemption date. An additional redemption charge of $2.6 million was recognized related to the original issuance costs of the Series F preferred stock, which were previously included in additional paid in capital. After the redemption date, the Company has no outstanding shares of Series F preferred stock, and all rights of the holders of such shares were terminated. Because the redemption of the Series F preferred stock was a redemption in full, trading of the Series F preferred stock on the New York Stock Exchange ceased on the August 12, 2021 redemption date.

Series G Cumulative Redeemable Preferred Stock

Contemporaneous with the Company's April 2021 purchase of the Montage Healdsburg, the Company issued 2,650,000 shares of its Series G preferred stock to the hotel's seller as partial payment of the hotel (see Note 3). The Series G preferred stock, which is callable at its $25.00 redemption price plus accrued and unpaid dividends by the Company at any time, accrues dividends at an initial rate equal to the Montage Healdsburg's annual net operating income yield on the Company's investment in the resort. The annual dividend rate is expected to increase in 2024 to the greater of 3.0% or the rate equal to the Montage Healdsburg's annual net operating income yield on the Company's total investment in the resort. The Series G preferred stock is not convertible into any other security.

Series H Cumulative Redeemable Preferred Stock

In May 2021, the Company issued 4,600,000 shares of its 6.125% Series H preferred stock with a liquidation preference of $25.00. On or after May 24, 2026, the Series H preferred stock will be redeemable at the Company's option, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to, but not including, the redemption date. Upon the occurrence of a change of control, as defined by the Articles Supplementary for Series H preferred stock, the Company may at its option redeem the Series H preferred stock for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to, but not including, the redemption date. If the Company chooses not to redeem the Series H preferred stock upon the occurrence of a change of control, holders of the Series H preferred stock may convert their preferred shares into shares of the Company's common stock.

Series I Cumulative Redeemable Preferred Stock

In July 2021, the Company issued 4,000,000 shares of its 5.70% Series I preferred stock with a liquidation preference of $25.00. On or after July 16, 2026, the Series I preferred stock will be redeemable at the Company's option, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to, but not including, the redemption date. Upon the occurrence of a change of control, as defined by the Articles Supplementary for Series I preferred stock, the Company may at its option redeem the Series I preferred stock for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to, but not including, the redemption date. If the Company chooses not to redeem the Series I preferred stock upon the occurrence of a change of control, holders of the Series I preferred stock may convert their preferred shares into shares of the Company's common stock.

Common Stock

Stock Repurchase Program. In February 2021, the Company's board of directors reauthorized the Company's existing stock repurchase program, allowing the Company to acquire up to $500.0 million of the Company's common and preferred stock. The stock repurchase program has no stated expiration date.

Details of the Company's repurchases were as follows (dollars in thousands):

	2022	2021	2020
Number of common shares repurchased	10,245,324	—	9,770,081
Cost, including fees and commissions	$ 108,442	$ —	$ 103,894
Number of preferred shares repurchased (1)	—	—	—

(1) The redemptions of the Series E preferred stock and the Series F preferred stock in June 2021 and August 2021, respectively, were completed through separate authorizations by the Company's board of directors.

As of December 31, 2022, $391.8 million remains available for repurchase under the stock repurchase program. Future repurchases will depend on various factors, including the Company's capital needs and restrictions under its various financing agreements, as well as the price of the Company's common and preferred stock.

ATM Agreements. In February 2017, the Company entered into separate "At the Market" Agreements (the "ATM Agreements") with each of BofA Securities, Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC. In accordance with the terms of the ATM Agreements, the Company may from time to time offer and sell shares of its common stock having an aggregate offering price of up to $300.0 million. In February 2022, the Company's board of directors reauthorized the $300.0 million ATM Agreements, or new similar agreements.

Details of the Company's issuances of common stock under the ATM Agreements were as follows (dollars in thousands):

	2022	2021	2020
Number of shares issued	—	2,913,682	—
Gross proceeds	$ —	$ 38,443	$ —

As of December 31, 2022, the Company has $300.0 million authorized for sale under the ATM Agreements.

Dividends and Distributions

The Company declared dividends and distributions per share on its preferred stock and common stock, respectively, as follows:

	2022	2021	2020
Series E preferred stock	$ —	$ 0.772222	$ 1.7375
Series F preferred stock	$ —	$ 0.989896	$ 1.6125
Series G preferred stock	$ 0.567112	$ 0.233685	$ —
Series H preferred stock	$ 1.531252	$ 0.923004	$ —
Series I preferred stock	$ 1.425000	$ 0.653125	$ —
Common stock	$ 0.100000	$ —	$ 0.0500

12. Incentive Award Plan

In April 2022, the Company's stockholders approved the 2022 Incentive Award Plan (the "Plan"), which replaced the Company's prior long-term incentive plan. The Plan provides for granting discretionary awards to employees, consultants and non-employee directors. The awards may be made in the form of options, restricted stock awards, dividend equivalents, stock payments, restricted stock units, other incentive awards, LTIP units or share appreciation rights. The Company has reserved 3,750,000 common shares for issuance under the Plan, and 3,731,191 shares remain available for future issuance as of December 31, 2022. At December 31, 2022, only shares of restricted stock were issued and outstanding under the Plan.

Should a stock grant be forfeited prior to its vesting, the shares covered by the stock grant are added back to the Plan and remain available for future issuance. Shares of common stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligations upon the vesting of a stock grant are not added back to the Plan.

Restricted shares and units are measured at fair value on the date of grant and amortized as compensation expense over the relevant requisite service period or derived service period. The Company has elected to account for forfeitures as they occur.

As of December 31, 2022, the Company's issued and outstanding awards consisted of both time-based and performance-based restricted stock grants. The Company's amortization expense, including forfeitures related to restricted shares was as follows (in thousands):

	2022	2021	2020
Amortization expense, including forfeitures	$ 10,891	$ 12,788 (1)	$ 9,576
Capitalized compensation cost (2)	$ 481	$ 490	$ 412

---

(1) In 2021, the Company recognized $1.1 million in amortization of deferred stock compensation expense related to the departure of its former Chief Executive Officer.

(2) The Company capitalizes compensation costs related to restricted shares granted to certain employees whose work is directly related to the Company's capital investment in hotels.

As of December 31, 2022, $12.3 million in compensation expense related to non-vested restricted stock grants remained to be recognized over a weighted-average period of 22 months.

Restricted Stock Awards

The Company's restricted stock awards are time-based restricted shares that generally vest over periods ranging from three years to five years from the date of grant. The following is a summary of non-vested restricted stock grant activity:

	2022		2021		2020	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at beginning of year	1,463,315	$ 12.15	1,336,836	$ 14.01	1,217,850	$ 14.88
Granted	555,501	$ 11.41	1,478,874	$ 11.55	852,601	$ 12.91
Vested	(694,863)	$ 12.50	(1,116,989)	$ 13.65	(691,111)	$ 14.20
Forfeited	(34,807)	$ 11.79	(235,406)	$ 11.81	(42,504)	$ 14.05
Outstanding at end of year	1,289,146	$ 11.65	1,463,315	$ 12.15	1,336,836	$ 14.01

Restricted Stock Units

In February and March 2022, the Company granted performance-based restricted stock units that generally vest based on the Company's total relative shareholder return and the achievement of pre-determined stock price targets during performance periods ranging from two years to five years as follows: 169,832 shares that vest based on the achievement of the Company's total relative shareholder return following a two year performance period (the "Two Year Performance Period Shares"); 254,748 shares that vest based on the achievement of the Company's total relative shareholder return following a three year performance period (the "Three Year Performance Period Shares"); and 188,004 shares that vest based on the achievement of pre-determined stock price targets during a five year performance period (the "Five Year Performance Period Shares"). The number of Two Year Performance Period Shares and Three Year Performance Period Shares that may become vested ranges from zero to 200%. Vesting of the Five Year Performance Period Shares is subject to the achievement of five increasing levels of the Company's closing common stock price per share, from $13.50 to $19.50, sustained over a 20 consecutive trading day period. Earned Five Year Performance Period Shares will vest on the later to occur of the date on which the stock price target is achieved and the third anniversary of the grant date.

13. Commitments and Contingencies

Management Agreements

Management agreements with the Company's third-party hotel managers currently require the Company to pay between 2.0% and 3.0% of total revenue of the managed hotels to the third-party managers each month as a basic management fee. In addition to basic management fees, provided that certain operating thresholds are met, the Company may also be required to pay incentive management fees to certain of its third-party managers.

Total basic management and incentive management fees were included in other property-level expenses on the Company's consolidated statements of operations as follows (in thousands):

	2022	2021	2020
Basic management fees	$ 24,858	$ 13,406	$ 7,095
Incentive management fees	6,696	1,806	—
Total basic and incentive management fees	$ 31,554	$ 15,212	$ 7,095

License and Franchise Agreements

The Company has entered into license and franchise agreements related to certain of its hotels. The license and franchise agreements require the Company to, among other things, pay monthly fees that are calculated based on specified percentages of certain revenues. The license and franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by the franchisors to maintain uniformity in the system created by each such franchisor. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with such standards may from time to time require the Company to make significant expenditures for capital improvements.

Total license and franchise fees were included in franchise costs on the Company's consolidated statements of operations as follows (in thousands):

	2022	2021	2020
Franchise assessments (1)	$ 14,690	$ 9,060	$ 5,998
Franchise royalties (2)	1,149	2,294	1,062
Total franchise costs	$ 15,839	$ 11,354	$ 7,060

(1) Includes advertising, reservation and frequent guest program assessments.

(2) Prior to the sale of the Hyatt Centric Chicago Magnificent Mile in February 2022 (see Note 4), franchise royalties included key money received from the hotel's franchisor, which the Company was amortizing over the term of the hotel's franchise agreement.

Renovation and Construction Commitments

At December 31, 2022, the Company had various contracts outstanding with third parties in connection with the ongoing renovations of certain of its hotel properties. The remaining commitments under these contracts at December 31, 2022 totaled $57.6 million.

401(k) Savings and Retirement Plan

The Company's corporate employees may participate, subject to eligibility, in the Company's 401(k) Savings and Retirement Plan (the "401(k) Plan"). Qualified employees are eligible to participate in the 401(k) Plan after attaining 21 years of age and after the first of the month following the completion of six calendar months of employment. Three percent of eligible employee annual base earnings are contributed by the Company as a Safe Harbor elective contribution. Safe Harbor contributions made by the Company totaled $0.2 million in each of the years 2022, 2021 and 2020, and were included in corporate overhead expense on the Company's consolidated statements of operations.

The Company is also responsible for funding various retirement plans at certain hotels operated by its management companies. Other property-level expenses on the Company's consolidated statements of operations includes matching contributions into these various retirement plans of $1.4 million in 2022, $1.0 million in 2021 and $0.8 million in 2020.

Collective Bargaining Agreements

The Company is subject to exposure to collective bargaining agreements at certain hotels operated by its management companies. At December 31, 2022, approximately 29.4% of workers employed by the Company's third-party managers were covered by such collective bargaining agreements.

Concentration of Risk

The concentration of the Company's hotels in California, Florida, Hawaii and Massachusetts exposes the Company's business to economic and severe weather conditions, competition and real and personal property tax rates unique to these locales.

As of December 31, 2022, 11 of the 15 Hotels were geographically concentrated as follows:

	Number of Hotels	Percentage of Total Rooms	Percentage of Total 2022 Revenue
California	5	34 %	39 %
Florida	3	17 %	14 %
Hawaii	1	7 %	18 %
Massachusetts	2	19 %	17 %

Hurricanes Ida and Ian

During the third quarter of 2021, the Company's two New Orleans hotels were impacted to varying degrees by Hurricane Ida. While both hotels remained open during the storm, they sustained wind-driven damage, rain infiltration and water damage. The Company maintains customary property, casualty, environmental, flood and business interruption insurance at all of its hotels, the coverage of which is subject to certain limitations including higher deductibles in the event of a named storm. The Company is working with its insurers to identify and settle a property damage claim and a business interruption claim at the Hilton New Orleans St. Charles for portions of the costs related to Hurricane Ida. The Company has concluded that the cost to restore damages at the JW Marriott New Orleans will not exceed the hotel's deductible.

During 2022 and 2021, the Company incurred Hurricane Ida-related restoration expenses of $1.6 million and $2.9 million, respectively, at the Hilton New Orleans St. Charles and $0.1 million and $1.3 million, respectively, at the JW Marriott New Orleans. All restoration expenses are included in repairs and maintenance expense on the accompanying consolidated statements of operations for the years ended December 31, 2022 and 2021. In addition, in 2021, the Company wrote-off $2.7 million in assets at the Hilton New Orleans St. Charles due to Hurricane Ida-related damage, which is included in impairment losses on the accompanying consolidated statement of operations for the year ended December 31, 2021. Though the property damage claim has not been finalized, the Company recognized an advance payment of $4.4 million from its insurers in 2022 for Hurricane Ida-related property damage expenses previously incurred, which is included in interest and other income (loss) on the accompanying consolidated statement of operations for the year ended December 31, 2022. During 2022, the Company also recognized an advance payment of $1.0 million from its insurers related to its ongoing business interruption claim at the Hilton New Orleans St. Charles, which is included in other operating revenue on the accompanying consolidated statement of operations for the year ended December 31, 2022.

In late September 2022, two of the Company's Florida hotels, the Oceans Edge Resort & Marina and the Renaissance Orlando at SeaWorld® were immaterially impacted by Hurricane Ian. In the fourth quarter of 2022, the Company incurred Hurricane Ian-related restoration expenses of $0.1 million and $0.2 million at the Oceans Edge Resort & Marina and the Renaissance Orlando at SeaWorld®, respectively, which is included in repairs and maintenance expense on the accompanying consolidated statement of operations for the year ended December 31, 2022. The Company anticipates that the costs to restore the damages will not exceed either of the hotels' property insurance deductible.

The Company may incur additional expenses related to Hurricane Ida and Hurricane Ian at the New Orleans and Florida hotels in the future. Any additional expenses will be recognized as incurred, and any additional property damage or business interruption recoveries will not be recognized until final settlements have been reached with the Company's insurers.

Other

In accordance with the assignment-in-lieu agreement executed in December 2020 between the Company and the mortgage holder of the Hilton Times Square, the Company was required to retain approximately $11.6 million related to certain current and potential employee-related obligations (the "potential obligation"). As of December 31, 2022, the Company has been relieved of $1.0 million of the potential obligation to the hotel's employees, $0.2 million in 2022 and $0.8 million in 2021. In addition, the potential obligation is reassessed at the end of every quarter, resulting in gains on extinguishment of debt of $0.1 million in 2022 and $0.3 million in 2021, both of which are included in (loss) gain on extinguishment of debt, net on the accompanying consolidated statements of operations for the years ended December 31, 2022 and 2021. As of December 31, 2022 and 2021, restricted cash on the accompanying consolidated balance sheets included $10.2 million and $10.4 million, respectively, which will continue to be held in escrow until the potential obligation is resolved. Other current liabilities on the accompanying consolidated balance sheets as of December 31, 2022 and 2021 included the potential obligation balances of $10.2 million and $10.5 million, respectively (see Note 14).

Coterminous with the Company's acquisition of the Four Seasons Resort Napa Valley in 2021, the Company was required to deposit $3.1 million into a restricted bank account owned by the Company, but to which the hotel's management company, Four Seasons, has sole and unrestricted access to withdraw funds for the purpose of satisfying any potential employee-related obligations that arise in connection with the termination of hotel personnel and any employment claim by hotel personnel ("severance obligations"). Prior to Four Seasons withdrawing funds from the restricted account, the Company has the option to pay the severance obligations using its cash on hand. Should amounts in the restricted bank account be used to fund the severance obligations, the Company will be required to deposit additional funds into the restricted bank account so that the amount in the account totals any estimated future severance obligations. Currently, the estimated future severance obligations total $3.1 million, which is included in restricted cash on the accompanying consolidated balance sheets as of both December 31, 2022 and 2021 (see Note 14); however, the estimated future severance obligations may increase up to a maximum of $5.0 million.

The Company has provided customary unsecured indemnities to certain lenders, including in particular, environmental indemnities. The Company has performed due diligence on the potential environmental risks, including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Company to reimburse the indemnified parties for damages related to certain environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, the Company could have recourse against other previous owners or a claim against its environmental insurance policies.

At December 31, 2022, the Company had $0.2 million of outstanding irrevocable letters of credit to guarantee the Company's financial obligations related to workers' compensation insurance programs from prior policy years. The beneficiaries of these letters of credit may draw upon the letters of credit in the event of a contractual default by the Company relating to each respective obligation. No draws have been made through December 31, 2022. The letters of credit are collateralized with $0.2 million held in a restricted bank account owned by the Company, which is included in restricted cash on the accompanying consolidated balance sheets as of both December 31, 2022 and 2021.

The Company is subject to various claims, lawsuits and legal proceedings, including routine litigation arising in the ordinary course of business, regarding the operation of its hotels, its managers and other Company matters. While it is not possible to ascertain the ultimate outcome of such matters, the Company believes that the aggregate identifiable amount of such liabilities, if any, in excess of amounts covered by insurance will not have a material adverse impact on its financial condition or results of operations. The outcome of claims, lawsuits and legal proceedings, including any potential COVID-19-related litigation, brought against the Company, however, is subject to significant uncertainties.

14. Subsequent Events

Subsequent to December 31, 2022 and through the date of issuance of these financial statements, the Company repurchased 1,149,805 shares of its common stock for $11.0 million, including fees and commissions.

In January 2023, Four Seasons consented to release the $3.1 million held in a restricted bank account for the purpose of satisfying any potential severance obligations at the Four Seasons Resort Napa Valley (see Note 13). Concurrently, the Company agreed to provide an unconditional guaranty to Four Seasons for the full and prompt payment of all amounts payable by the Company to Four Seasons relating to employee liability. The $3.1 million was released to the Company in January 2023.

In February 2023, the Company was relieved of $9.8 million of its obligation for potential employee-related obligations related to the Hilton Times Square (see Note 13) and the funds were released from escrow to the Company.

SUNSTONE HOTEL INVESTORS, INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2022
(In thousands)

	Encmbr.	Initial costs		Cost Capitalized Subsequent to Acquisition		Gross Amount at December 31, 2022 (1)		Totals	Accum. Depr.	Date Acq./Constr.	Depr. Life
		Land	Bldg. and Impr.	Land	Bldg. and Impr.	Land	Bldg. and Impr.				
Boston Park Plaza	$ —(2)	$ 58,527	$ 170,589	$ —	$ 128,189	$ 58,527	$ 298,778	$ 357,305	$ 111,078	7/2/2013	5-35
Four Seasons Resort Napa Valley	—(2)	23,514	128,645	—	1,682	23,514	130,327	153,841	3,941	12/1/2021	5-40
Hilton New Orleans St. Charles	—(2)	3,698	53,578	—	15,780	3,698	69,358	73,056	14,485	5/1/2013	5-35
Hilton San Diego Bayfront	220,000	—	424,992	—	31,798	—	456,790	456,790	99,748	4/15/2011	5-57
Hyatt Regency San Francisco	—(2)	116,140	131,430	—	105,214	116,140	236,644	352,784	82,611	12/2/2013	5-35
JW Marriott New Orleans	76,136	—	73,420	15,147	40,596	15,147	114,016	129,163	37,554	2/15/2011	5-35
Marriott Boston Long Wharf	—(2)	51,598	170,238	—	77,767	51,598	248,005	299,603	119,968	3/23/2007	5-35
Montage Healdsburg	—(2)	40,326	194,589	—	1,373	40,326	195,962	236,288	10,032	4/22/2021	5-40
Oceans Edge Resort & Marina	—(2)	92,510	74,361	2,515	6,576	95,025	80,937	175,962	12,528	7/25/2017	5-40
Renaissance Long Beach	—(2)	10,437	37,300	—	27,757	10,437	65,057	75,494	34,160	6/23/2005	5-35
Renaissance Orlando at SeaWorld ®	—(2)	—	119,733	30,717	71,124	30,717	190,857	221,574	97,734	6/23/2005	5-35
Renaissance Washington DC	—(2)	14,563	132,800	—	75,036	14,563	207,836	222,399	104,081	7/13/2005	5-35
The Bidwell Marriott Portland	—(2)	5,341	20,705	—	27,526	5,341	48,231	53,572	21,734	8/11/2000	5-35
The Confidante Miami Beach	—(2)	87,791	140,725	—	32	87,791	140,757	228,548	2,078	6/1/2022	3-40
Wailea Beach Resort	—(2)	119,707	194,137	—	116,079	119,707	310,216	429,923	84,229	7/14/2014	5-40
	$ 296,136	$ 624,152	$ 2,067,242	$ 48,379	$ 726,529	$ 672,531	$ 2,793,771	$ 3,466,302	$ 835,961		

(1) The aggregate cost of properties for federal income tax purposes is approximately $3.8 billion (unaudited) at December 31, 2022.

(2) Hotel is pledged as collateral by the Company's credit facility. As of December 31, 2022, the Company has no outstanding indebtedness under its credit facility.

The following is a reconciliation of real estate assets and accumulated depreciation (in thousands):

	Hotel Properties		
	2022	2021	2020
Reconciliation of land and buildings and improvements:			
Balance at the beginning of the year	$ 3,334,153	$ 3,094,962	$ 3,551,715
Activity during year:			
Acquisitions	229,030	387,074	1,296
Improvements	76,230	36,884	47,547
Impairment losses	—	(3,264)	(252,909)
Changes in reporting presentation (1)	—	(53,068)	—
Dispositions	(173,111)	(128,435)	(252,687)
Balance at the end of the year	$ 3,466,302	$ 3,334,153	$ 3,094,962
Reconciliation of accumulated depreciation:			
Balance at the beginning of the year	$ 799,641	$ 772,289	$ 888,378
Depreciation	95,495	96,508	101,218
Impairment losses	—	(579)	(137,292)
Changes in reporting presentation (1)	—	(24,144)	—
Dispositions	(59,175)	(44,433)	(80,015)
Balance at the end of the year	$ 835,961	$ 799,641	$ 772,289

(1) Changes in reporting presentation in 2021 include the net assets for the Hyatt Centric Chicago Magnificent Mile, which the Company classified as held for sale as of December 31, 2021 due to its sale in February 2022.

The following graph compares the total shareholder return of our common shares against the cumulative total returns of the Standard & Poor's Corporation Composite 500 Index, the Morgan Stanley Capital International United States REIT Index ("MSCI US REIT Index") and the FTSE NAREIT Equity Lodging/Resorts Index for the period from December 29, 2017 to December 30, 2022. The graph assumes an initial investment of $100 in our common shares and in each of the indices, and also assumes the reinvestment of dividends. The performance graph is not indicative of future investment performance. We do not make or endorse any predictions as to future share price performance.



	2017	2018	2019	2020	2021	2022
Sunstone Hotel Investors, Inc.	$ 100.00	$ 82.75	$ 93.28	$ 76.36	$ 79.06	$ 65.79
MSCI US REIT Index Total Return	$ 100.00	$ 95.43	$ 120.09	$ 110.99	$ 158.79	$ 119.87
FTSE NAREIT Equity Lodging/Resorts	$ 100.00	$ 87.18	$ 100.82	$ 77.03	$ 91.07	$ 77.13
S&P 500 Total Return	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.88

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CORPORATE
Information

BOARD OF DIRECTORS
W. Blake Baird
Director

Andrew Batinovich
Director

Monica S. Digilio
Director

Kristina M. Leslie
Director

Murray J. McCabe
Director

Verett Mims
Director

Douglas M. Pasquale
Chairman

ANNUAL MEETING OF STOCKHOLDERS
The Annual Meeting will be held at 8:30 A.M. Pacific Time on May 4, 2023 at:
Hyatt Regency San Francisco
5 Embarcadero Center
San Francisco, CA 94111

TRANSFER AGENT
American Stock Transfer & Trust Co. LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.astfinancial.com

EXECUTIVE OFFICERS
Bryan A. Giglia
Chief Executive Officer

Robert C. Springer
President &
Chief Investment Officer

David M. Klein
Executive Vice President &
General Counsel

Christopher G. Ostapovicz
Executive Vice President &
Chief Operating Officer

Aaron R. Reyes
Senior Vice President &
Chief Financial Officer

FORM 10-K AND OTHER MATERIALS
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, is available free of charge to its stockholders. Such requests should be made to:

INVESTOR RELATIONS
Sunstone Hotel Investors, Inc.
15 Enterprise
Suite 200
Aliso Viejo, CA 92656
(949) 330-4000
investorrelations@sunstonehotels.com
www.sunstonehotels.com

STOCK LISTING
Common Stock of the Company is traded on the New York Stock Exchange under the symbol "SHO".

Series H Preferred Stock is traded on the New York Stock Exchange under the symbol "SHO PR H".

Series I Preferred Stock is traded on the New York Stock Exchange under the symbol "SHO PR I".

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Ernst & Young LLP

PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CERTIFICATIONS
In 2022, the Company's Chief Executive Officer provided to the New York Stock Exchange the annual Principal Executive Officer certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, all required certifications by the Company's Principal Executive Officer and Principal Financial Officer regarding the quality of the Company's public disclosures in its fiscal 2022 reports were filed with the U.S. Securities and Exchange Commission.





15 Enterprise
Suite 200
Aliso Viejo, CA 92656
949.330.4000

www.sunstonehotels.com

SUNSTONE
HOTEL INVESTORS